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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Man Group PLC

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 26 2008
THOMSON REUTERS

FILE NO. 82- 04214

FISCAL YEAR 3-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT: 6/25/08



Man Group plc

225 years

A tradition of innovation

Man Group plc
Annual Report 2008

lly to source, structure and deliver a broad range of
services to our institutional investors and distributors. Our
apital strength allow us to grow our existing core investment
ew sources of investment to sustain our leadership position.
rformance drives asset growth. Our strategy differentiates
oundation for sustained and profitable growth.



on network
npetitive

team continues to
ring products to the
d professional investors.

gional sales offices
w markets and
ur distributor

rs us scale, flexibility

ar East

Investor Services



Investor services are an essential part of our growth strategy.

- Strong product sales and low redemption rates reflect the quality of our investor services.
- We focus equally on expanding our investor base and serving existing investors.
- Quality investor services are a key component of long-term, sustainable shareholder value.

Priorities for the year ahead

- Scalability through automation
- Redemption rates
- Web-based investor services

Governance and Risk Management



Our corporate reputation is fundamental to our business.

- Our governance procedures are an essential component of the investment management and Group approach to maintaining a high quality, sustainable business.
- Maintaining corporate integrity is the responsibility of everyone in the Group.
- Risk management is an essential competency at the portfolio manager, business and Group level.

Priorities for the year ahead

- Capital optimisation
- Regulatory changes
- Corporate Responsibility

rmance



plus income

from associates has
Over the last three years
wth rate (CAGR) has



$3,257m
$2,258m

%

Growth in diluted earnings per share – continuing operations
Diluted earnings per share on continuing operations has increased 63% in the year, and over the last three years the compound average growth rate (CAGR) has been 32% per annum.



08
90.2¢
07
55.4¢

+32%

CAGR over last 3 years

Post-tax return on equity – continuing operations
The return on equity for the continuing business was 41.6%, and over the last three years has averaged 36.6%.



08
41.6%
07
32.2%

+37%

Average for last 3 years

Our strategy is to achieve:
Excellence in investment management, by
providing a wide range of alternative investment capabilities, through
offering robust and durable products, to
a global investor base.

Our people operate
investment product
global relationships
managers and deve
Long term investme
our business and is



People

Our people are our key asset.

- Attracting, motivating and retaining talented people is a key focus of senior management across the Group.
- Our people have a direct impact on the success of our business, investors and shareholders.
- Our share programmes ensure that our people think and act as long-term shareholders in the Company.

Priorities for the year ahead

- Networking and collaboration
- Training and development
- Recruitment and mobility



Product Breadth

We have an extensive and flexible range of investment products to meet the requirements of investors worldwide.

- We use our ownership or preferred access to a wide range of portfolio managers to offer long-term differentiated investment performance.
- Product breadth is an important driver of shareholder value: it helps maintain margins and extends the maturity profile of our funds under management.
- Our strong capital position can be used to acquire, seed and develop managers to grow our investment capacity and breadth.

Priorities for the year ahead

- Environmental capital opportunities
- Credit products
- Open-ended products

Distribution Network

Our worldwide dis
brings us significa
advantage.

- Our institutional invest
grow, and is focused o
largest and most soph
- Our expanding netwo
is responsible for serv
maintaining and expa
relationships.
- Our distribution netwo
and efficiency.

Priorities for the year a

- Regional office networ
- Americas, Middle East
- MI Trade

Pe

Key performance indicators

The following key performance indicators are a measure of Man's progress in the year, and over the longer term, towards achieving: 'Growth through Performance'.

Growth in funds under management (FUM)
FUM increased 21% in the year to $74.6 billion. Over the last three years the compound average growth rate (CAGR) has been 20% per annum.



08	$74.6bn
07	$61.7bn

+20%

CAGR over last 3 years

**Growth in gross reve
from affiliates**
Gross revenue plus inc
increased 44% in the y
the compound averag
been 20% per annum.



08
07

+2

CAGR over last 3 y

PEOPLE
PRODUCT BREADTH
INVESTOR SERVICES
DISTRIBUTION NETWORK
GOVERNANCE AN
RISK MANAGEME

Man is a world-leading alternative investment management business. With a broad range of fund products for institutional and private investors globally, it is known for its performance, innovative product design and investor service. Man manage approximately USD75 billion and employs 1,600 people in 13 countries worldwide.

The original business was founded in 1783. Today the parent company, Man Group plc is listed on the London Stock Exchange. It is ranked in the top 40 companies of the FTSE 100 Index with a market capitalisation of about USD20 billion.

Man supports many awards, charities and initiatives around the world, including sponsorship of the Man Booker literary prizes and the Man Group International Climate Change Award. Further information can be found at:


www.mangroupplc.com

$74.6bn

Funds under management

Private investor FUM up 19% to $43.5bn and Institutional FUM up 24% to $31.1bn

64%

Pre-tax margin

Profit before tax as a percentage of revenue plus associates net income. 58% last year

$15.9bn

Sales

Equalling last year's record level. Private investor sales were $7.8bn and Institutional sales were $8.1bn

+60%

Profit before tax from continuing operations $2,079m, last year $1,301m

Profit after tax, from continuing operations up 55% to $1,717m. Including discontinued operations, profit after tax $3,470m

$5.6bn

Increase in FUM from investment performance

Return of 8% on average FUM for the year. First half performance: $2.9bn; second half: $2.7bn

184¢ per share

Shareholder distributions relating to the year

Includes IPO distribution of 140 cents, interim dividend of 19.2 cents and proposed final dividend of 24.8 cents

+15%

Gross management and other fee income

Increased to $2,030m from $1,758m in the prior year

+16%

Total shareholder return for the year

This compares with a return of -6% for the FTSE 100. Man's average shareholder return for the last three years is +43% (FTSE 100: +9%)

Introduction

Our Annual Report is a comprehensive document that includes our strategy, our business model and our results. To assist in navigating through the report we have cross referenced information so that summary information and related detailed information can be connected.

A full description of our strategy is included in our Chief Executive Officer's Report, which starts on page 6. A description of the core value drivers of our business model are included on page 15. An overview description of our business together with our four-year financial track record is included before the financial statements on page 83.

Chairman's Report

This is my first Annual Report as your Chairman and it is one which reflects a level of achievement by the Group, in very challenging market conditions, of which I believe our management team and employees can be justifiably proud.

In the past year we have witnessed market conditions which have presented significant challenges to many leading financial institutions around the world. The credit crisis and subsequent liquidity and funding issues have made headlines since the summer of 2007. Economic slowdown and the prospect of recession on both sides of the Atlantic have weighed heavily on market sentiment. Intervention by central banks to address these issues has led on occasion to rapid changes in market direction.

Against this backdrop, we have completed a very significant process of planned change and have done so without interruption to our fundamental mission to deliver attractive returns to the investors in our products and to investors in the Man Group.

Highlights of the year include:

- Assets under management at year-end of $74.6 billion – an increase of $12.9 billion;
- Record performance fees of over $1.1billion;
- Profit after tax from our continuing operations was up over $600 million on last year – an increase of 55%;
- Diluted earnings per share from continuing operations were up 63% year-on-year;
- Our new dividend policy sees us recommending a final dividend of 24.8 cents per share producing a total of 44 cents per share for 2008, an increase of 120% over 2007;
- In addition, we returned $2.7 billion of capital to our shareholders following the disposal of a majority stake in MF Global; and
- The total return for our shareholders in the year to 31 March 2008 – comprising share price performance, return of capital and dividends for the period – is 16%.

This performance was delivered in Peter Clarke's first year as Chief Executive and in a year in which we successfully completed the strategically important and logistically complex separation of our brokerage business, MF Global.

The successful initial public offering in the US market of an 81.6% interest in the formerly wholly-owned MF Global took place in July 2007. In line with our stated strategy, we subsequently distributed the net proceeds of $2.7 billion from this offering to our shareholders. MF Global remains an active trading counterparty for our funds offering us access to global markets and providing important clearing services. This strategic disposal has allowed us to focus on our unique position in the investment management industry. As a result of this transaction, Kevin Davis, Chief Executive of MF Global, resigned from the Board of the Man Group. Kevin has done a remarkable job of building the brokerage business and we wish him every success going forward.

Managing change is a key requirement in today's fast moving markets and we recognise that succession planning and building a suitably deep and broad talent pool are key to our continued success. Ensuring that the Man Group is viewed as a responsible and attractive employer is at the heart of this strategy, and we believe that our commitment to a framework of corporate responsibility is an essential underpinning to this.

Consistent with our revised dividend policy, discussed in our interim statement, and based on our outstanding results and strong capital position, the Board proposes a final dividend of 24.8 cents per share resulting in a total ordinary dividend of 44 cents per share for the year ended 31 March 2008.

Assets under management are currently estimated to be around $78.5 billion, up around $4 billion since the year end reflecting positive investment performance and continued momentum in sales. Markets remain nervous and the economic outlook for the balance of the year is uncertain. However, your Board believes that Man is well positioned to capture further growth through organic expansion, new product initiatives and selective acquisitions.

Jon Aisbitt
Chairman



Key Management Changes

Man Group Chairman **Jon Aisbitt** (left) and Chief Executive **Peter Clarke** (right) describe the senior management changes this year.

The Board has seen other important changes in this period. **Harvey McGrath** stood down as Chairman at the beginning of September 2007 and retired from the Board in November of that year. Harvey had been with the Man Group for 27 years and played a key role in the growth and development of both the investment and the brokerage businesses.

In September 2007, **Phillip Colebatch** and **Patrick O'Sullivan** joined the Board as independent non-executive directors, bringing with them a wealth of experience in the international financial services industry and further strengthening the Board.

At the end of May 2008, **Stanley Fink** announced his intention not to seek re-election to the Board at the next Annual General Meeting. Stanley assumed the role of Deputy Chairman in April 2007 on standing down as Chief Executive. He was Chief Executive of Man Group for seven years and prior to that had been Chief Executive of Man Investments and Group Finance Director in the course of 21 years with the Group. Stanley's vision, business development skills and pioneering passion for the opportunities in the alternative asset segment of the investment management industry have been at the heart of Man's growth and success. He was also a key supporter of the growth of the brokerage business. Under his leadership, the Group was built through a dynamic combination of organic growth and selective acquisition. He created tremendous value for shareholders and the Board wishes to express its sincere gratitude for his unique contribution to the success of the Group.

The past year has also seen a significant restructuring of the management of the Group's investment management business following the MF Global disposal. As part of this process, **John Morrison** announced his intention to retire as Chief Executive of Man Investments in June 2008 and Peter Clarke has assumed full responsibility for this business. John was Chief Executive of Man Investments from 2005-2008 and did an outstanding job of strengthening Man's franchise through his commitment to delivering performance to investors, improving client service and teambuilding.



Board of Directors

Alison Carnwath*§†
Independent non-executive director
55, a chartered accountant, was appointed a non-executive director in January 2001, serving as Chair of Audit and Risk Committee from June 2001 to May 2007. Prior to joining the Board she spent 20 years working in investment banking. She is currently a non-executive director of Land Securities Group plc a UK listed company. She is also a director of Paccar Inc quoted on NASDAQ. In May 2007 she became Chairman of MF Global Limited the parent of the Group's Brokerage business prior to its Initial Public Offering on the New York Stock Exchange in July 2007.

Glen Moreno*§†
Senior independent director
64, was appointed a non-executive director in 1994. He is a director and former Chief Executive of Fidelity International and Chairman of Pearson plc a UK listed company. Previously he was a group executive and policy committee member of Citicorp and Citibank.

Jon Aisbitt*
Chairman
51, a chartered accountant, was appointed a non-executive director in August 2003. He served as Chairman of Audit and Risk Committee from May 2007 until he became Chairman in September 2007. He was previously a Partner and Managing Director in the Investment Banking Division of Goldman Sachs and has 20 years' experience in international corporate finance. He is a non-executive director of Ocean Rig ASA, listed on the Oslo Exchange.

Phillip Colebatch*§†
Independent non-executive director
63, was appointed as a non-executive director in September 2007. He is a non-executive director of Insurance Australia Group and Lend Lease Corporation. He has previously been a member of the Executive Board of Swiss Reinsurance Company and Credit Suisse Group.

Peter Clarke
Group Chief Executive
48, a solicitor, joined Man in 1993 from the investment banking industry, having worked at Morgan Grenfell and Citicorp. He became head of Corporate Finance & Corporate Affairs and Company Secretary in 1996. He was appointed to the Group Board in 1997 and became Finance Director in May 2000. He was appointed Deputy Group Chief Executive in November 2005 and appointed Group Chief Executive in March 2007, stepping down as Company Secretary in November 2007.



Kevin Hayes
Finance Director and Company Secretary
48, Certified Public Accountant (USA), joined Man as Chief Financial Officer in March 2007 from Lehman Brothers where he served in a variety of senior finance and strategy positions most recently as Global Director of Process and Productivity based in New York. He was previously a Partner in the Financial Services practice of Ernst & Young LLP in New York. He was appointed to the Man Group plc Board in May 2007 and Company Secretary in November 2007.

Stanley Fink
Deputy Chairman
50, a chartered accountant, joined Man in 1987 as a director with specific responsibility for mergers, acquisitions and treasury, becoming Group Finance Director in 1992. He was appointed Managing Director of Man Investments in 1996 and then Chairman in 2002. He became Group Chief Executive in March 2000, a position he relinquished in March 2007 becoming non-executive Deputy Chairman. His charitable interests include being a Trustee of ARK (Absolute Return for Kids) and President of the Evelina Children's Hospital Appeal Committee.

Patrick O'Sullivan*§†
Independent non-executive director
59, was appointed as a non-executive director in September 2007. A chartered accountant, he is a non-executive director of Collins Stewart plc and Vice Chairman of the Group Management and Chief Growth Officer at Zurich Financial Services Group.

Dugald Eadie*§†
Independent non-executive director, Chairman of the Audit and Risk Committee
63, was appointed a non-executive director in January 2002. He was Chairman of the Remuneration Committee from September 2002 to May 2008 and became Chairman of Audit and Risk Committee in September 2007. He has held a number of senior executive positions in the fund management industry, most recently as group managing director of Henderson plc until its acquisition by AMP in 1998, retiring from Henderson in 1999. He was joint Chairman of the Society of Investment Professionals from 1999 to 2001 and is an Honorary Fellow of the Faculty of Actuaries.

* Member of the Nomination Committee
§ Member of the Audit and Risk Committee
† Member of the Remuneration Committee

The last year has been one of great significance, both for Man and the markets in which we operate. The successful implementation of our strategy of focus and development, coincided with some of the most difficult market conditions in recent memory, starting in July 2007 and continuing into 2008.



It is therefore very pleasing to report that Man has had a successful year. We have executed on our strategy, delivered positive performance for our investors overall, expanded our investment management capabilities, grown the business and generated record profits for shareholders.

Our strategy is to focus on four key objectives:

- **Excellence in investment management**
- **Providing a wide range of alternative investment capabilities**
- **Offering robust and durable products**
- **Servicing a global investor base.**

This combination of strategic attributes differentiates our business model and is the foundation for sustained and profitable growth.

We will continue to build on our leading position, using our scale, market access and financial strength to engage the changing patterns of global wealth and the developing investor interest in new sources of investment return. Our ambition is to lead innovation and deliver performance.

To achieve these goals, we rely upon the talent, motivation and engagement of everyone in Man. Our 1,600 people operate from 13 offices globally to source, structure and deliver a broad range of investment products and services to our investors. Our senior management team has extensive industry experience and knowledge. To maintain our leading position we will continue to grow and develop talent at all levels, and take advantage of uncertain markets to recruit for future growth.

The strategic decision to separate the Group's brokerage business, MF Global, which was executed through an IPO on the New York Stock Exchange in July 2007, was based on the advantages afforded by a focused business model and the ability to realise and distribute value to shareholders. Following the IPO, and subsequent distribution of $2.7 billion net to shareholders, we have successfully rationalised and aligned Man's business into a focused investment management firm. This has facilitated new management structures, capital and resourcing plans and created opportunities for further growth.

During the year we continued to build on our leading position in investment management. Our sales and distribution network attracted assets based on a year of solid performance, attractive products and good investor servicing. These components have supported continued growth, with assets under management reaching around $75 billion at year-end.

Funds under management $74.6bn


38%*


$31.0bn Guaranteed product
$12.5bn Open-ended product
$31.1bn Institutional product

*Compound annual growth rate 2002-2008

The global nature of our institutional sales and distribution network enables us to raise assets across a wide range of geographies. This has the dual benefit of reducing reliance on any single region for asset raising, whilst also giving us operational capability to access the changing patterns of global trade and wealth creation. Our two principal locations in London and Switzerland are complemented by a long-established regional office network in Asia Pacific and the Middle East, as well as a developing presence in North America. Our 11 regional offices employ 200 people and the network provides us with local knowledge and skills, access to investors directly and through our distribution partners, and opportunities to source investment managers.

Sales for the year were $15.9 billion, equalling last year's record level.

Our core European markets continued to account for the bulk of our institutional asset raising, as institutions access the diversification benefits from investment in alternatives. We saw strong levels of interest from UK institutions, as these markets move towards the higher levels of hedge fund allocation typically found in other markets such as Switzerland and the United States. RMF, our institutional fund of funds manager has established its Asia Pacific regional office in Singapore to capitalise on the growing capital flows into the region and provide a local presence for manager selection. In North America our expanded institutional sales team continues to focus on marketing Man's strengths in solution-based investment ideas and new sources of uncorrelated returns. We are now beginning to see the success of this strategy, with tangible progress in asset raising.

Private investor asset raising was healthy world-wide, but with Asia, and in particular Japan, making significant contributions. Sales of our diversified guaranteed products to the private investor have continued to be strong. These products allow private investors to take a long-term view of investment performance across market cycles and are, typically, particularly attractive in times of turbulence. Additionally, we have seen increasing demand for open-ended products as investors become more familiar with non-traditional investment products as part of their portfolio. This trend is also being facilitated by regulatory change, for example in Europe, which should enable wider investor access. Man is particularly well placed to meet this demand given our product structuring skills and access to a range of underlying managers and styles. This trend is set to develop further and we are investing in systems and investor servicing to accommodate strong growth in this market.

Hedge fund assets under management growth and future investor base



$1.5 trillion
$2.0 trillion
$2.6 trillion
$3.5 trillion
15% CAGR
9%
46%
35%
11%
50%
28%
2006
2008E
2010E
2012E
High Net Worth Individuals
Fund of Hedge Funds
Pension Funds
Others

Source: HFR, IFSL, Hennessee Group, McKinsey Global Institute Analysis 2007

Although our products are long-term investments, access to liquidity is an important consideration, especially for the private investor. Most of our private investor products offer at least monthly redemption, however, in times of market turbulence, the guaranteed nature of most of our product range tends to reduce redemptions in those products. Accordingly, redemption rates in our products are very low by industry standards, with our last three years averaging at 11% per annum. We did, however, see redemption rates rise in the later part of 2007 but they reduced somewhat in the first quarter of 2008, giving an overall 13% redemption rate for the year for private investor products. One of our initiatives to reduce redemptions and enhance investor liquidity has been the establishment of MI Trade, a secondary market platform for a representative range of our products. The platform offers daily pricing off estimated net assets and, although still at an early stage, has been a valuable component of investor service.

Our strategy is to offer a wide range of alternative investment product, which can perform in differing market conditions. With a developed regional presence and strong structuring skills, Man is able to create products which meet specific investor needs, and provide routes to market in accordance with local regulatory and fiscal requirements. During the year we continued to increase the breadth of our product range, launching 32 new private investor products across all regions. This requires investment in people and the systems capable of providing high levels of investor servicing and reporting. Few of our competitors are able to match these capabilities globally or even regionally.

Growth through Performance continued

Man has built a strong reputation for providing robust and durable product structures, capable of long-term performance through market cycles. Difficult markets test investment management skills, but they particularly test investment structures. The robust design of our products, their diversified investment content and conservative risk modelling, mean that our funds are able to withstand a variety of market conditions, including the extreme turbulence of recent markets. For those products which rely on external funding as part of the structure, we have developed relationships with major financial institutions which seek to ensure that our portfolio managers can provide continued access to markets, even during periods of stress. Conservative risk modelling means that investor exposure to markets can be maintained over the long term.

Our focus on excellence in investment management combines innovation, product performance and high levels of investor servicing.

We continue to source and launch new and innovative product. We recently launched Man Environmental Capital Opportunities (ECO), our new core investment manager focused on environmental opportunities. Man ECO seeks to identify and capture returns which do not correlate with traditional sources of return, and has already successfully raised €400 million in its China Methane Recovery Fund, a unique environmental fund investing in methane capture projects to generate electricity and create carbon credits.

RMF continues to develop differentiated product, using their significant research resources and manager access to create thematic and focused funds in addition to their core diversified product. These include an environmental opportunities fund aimed at more liquid environmental investment, a real estate fund, and RMF Global Emerging Managers Fund designed to capture returns from early stage managers.

Against the back drop of challenging market conditions, we were able to generate $5.6 billion of positive investment returns for our investors overall. The first half of the year saw positive performance broadly spread across all our core investment managers. A similar level of investment returns for our investors was added in the second half of the year, however, the market turmoil which began in the summer of 2007 and has recurred to varying degrees subsequently, did adversely impact performance, particularly in Man Global Strategies, our multi-strategy manager, with its focus on quantitative equity strategies. RMF returned positive performance in the second half but this was partly offset by a small decline in Glenwood's performance returns. However, the second half saw particularly strong performance from AHL, our managed futures manager, benefiting from strong trends in certain markets, especially commodities and currencies. Managed futures have consistently demonstrated low correlation to equity markets and can provide attractive opportunities in times of market dislocation. Most of our private investor products contain a wide range of underlying investment styles and so benefit from the diversification of returns across managers with low correlation to each other.

These positive returns for our fund investors have also generated performance fees for our shareholders, which, including our share of associates income, were a record $1,192 million for the year. Very strong performance from AHL over the year, generated record performance fees of $1,050 million, but additionally our other core managers together with our share of associates' performance fees generated $142 million. The diversification of investment styles across our core managers brings a degree of stability to overall performance fee income for the Group as well as return diversification to our fund investors.

Maintaining close contact with our investors and distributors is a core component of our focus on investment excellence. We have put to work the scale and resources of Man to facilitate the delivery of timely and accurate information to investors. Particular focus has been given to electronic applications for subscription, performance reporting and risk analysis. It is a reflection of our success in client reporting standards that RMF has been asked to provide consolidated reporting to certain institutional investors to include reporting on their hedge fund investments with third parties, together with their investment with RMF.

The performance reporting, investment analysis and support we offer our investors reinforces the long-term holding of our products, especially at times of market stress. On average, our private investors retain their investment in our products for around five years, and in many cases then reinvest in new Man products. The stability of our assets provides us with enhanced access to underlying managers as well as visibility on management fee earnings.

“Man has built a strong reputation for providing robust and durable product structures, capable of long-term performance through market cycles.”

For investors, our business model allows us to focus on discreet, independent investment management mandates whilst also bringing the benefits of Man's scale and resources. The benefits of scale are being recognised by institutional investors as they seek to make significant allocations to non-traditional investments, and so require access to markets across a range of instruments, geographies and styles. Firms such as Man with established track records, capital and strong governance and risk management will benefit from this trend. Our resources also allow us to offer institutional standards of service whilst providing tailored solutions for individual investors or markets.

For our shareholders and other stakeholders, this model allows Man to capture margins across the investment process and access operating leverage across the firm's resources. It also promotes consistency and oversight. Our reputation is key to our continued success. Man is subject to extensive regulatory oversight in many parts of the world, and we actively participate in the development and promotion of standards of good practice in our industry.

Man's financial strength is an important attribute. Our business model is highly cash generative and, even after our increased distribution policy, the high level of retained earnings continues to grow the capital base. Our regulatory capital surplus is about $1.6 billion. In the current market environment, demonstrable capital strength is particularly valuable. It is a competitive advantage as a differentiator and demonstrates the credibility and stability of the firm. It also allows us to invest in our business model to support new initiatives, test new trading strategies and facilitate investor liquidity.

Our strategy is to invest in our distribution franchise and our investment management capacity. In May we completed a series of transactions which resulted in the acquisition of a 50% shareholding in Ore Hill, a credit manager based in the United States, and the sale of 50% of Pemba, our wholly owned European credit business. The combination created a joint venture with $6.7 billion of assets and over 70 people, allowing us to develop a leading global credit business at a time when we see significant opportunities in this market.

Our people are the basis of our success and the foundations for our future. I would like to thank the whole management team for their focus and commitment in executing our strategy, and everyone in the firm for their considerable part in the success we have achieved over the last year.

Outlook

Man remains strongly positioned for continued growth.

The outlook for financial markets remains uncertain and periods of higher volatility may return. Against this backdrop, investors are likely to increase their focus on the long-term benefits of diversification into non-traditional assets.

Man's market access and resources provide institutional investors with the full range of solutions, from diversified funds to thematic or regional products. For the private investor, we offer guaranteed products for those who seek diversification without long-term capital risk, and open-ended products for those who seek flexibility with greater focus.

Our established regional office network provides us with local access to the evolving locations of global capital accumulation and wealth creation. Regulatory changes, especially in Europe, are progressively opening up private investor markets for non-traditional investment products. Challenging markets will continue to provide opportunities to expand our investment management capacity and grow the business.

Since year end, our recently launched $1 billion Asian fund has commenced trading and we have won further institutional business in the US. Positive performance and continued sales momentum have contributed to funds under management increasing by around $4 billion in the first two months of the year and are currently estimated to be about $78.5 billion.

Integrated Excellence



Management Committee

Michael Robinson
Human Resources
Joined in 2003 after HR roles in the banking and investment industry and a career in the Royal Navy.
Nationality: British

Tony Gurney
Marketing and Client Services
Joined in 2006 after operating roles in fund of hedge fund management, banking and consultancy.
Nationality: British

Robert Aitken
Compliance
Joined in 2003 from the Financial Services Authority after other operating roles in financial services.
Nationality: British

Kevin Hayes
Finance Director
Joined in 2007 after senior roles at Lehman Brothers and Ernst & Young.
Nationality: British

Nick Wood
Man ECO
Established Man ECO in 2008 after joining Man in 2002 with experience in investment banking and venture capital.
Nationality: British

John B. Rowsell
Glenwood
Joined Glenwood in 2001 after senior roles at McKinsey & Company.
Nationality: Canadian

Tim Wong
AHL
Joined AHL in 1991 and moved to his current position in 2001.
Nationality: British

Peter Clarke
Chief Executive Officer
Appointed CEO in 2007 after serving as Finance Director and Company Secretary; joined Man in 1993.
Nationality: British



Uwe Eberle
Institutional Sales
Joined RMF as head of hedge fund research in 2000 after 13 years with HypoVereinsbank Group in Germany and the US. Moved to his current position in 2006.
Nationality: German

Christoph Möller
Distribution
Joined in 1981 and moved to his current position in 2001 after roles in finance and product structuring.
Nationality: German

Herbert Item
RMF
Joined RMF in 1997 with 10 years of equity and derivatives trading experience. Appointed CEO of RMF in 2007.
Nationality: Swiss

Mike Wright
Technology
Joined in 2007 after IT roles at Fidelity International and Willis Group.
Nationality: British

Mark Mink
Pemba Credit Advisers
Joined RMF in 1998 after roles in fixed income trading and research. Moved to his current position in 2007.
Nationality: Swiss/Canadian

Stephen Ross
Product Structuring and Financing; Legal
Joined in 2003 from Clifford Chance, where he was a Partner and Co-Head of the Private Funds Group.
Nationality: British

Alexander Lowe
Man Global Strategies
Joined MGS from BNP Paribas in 2003 to run product development. Moved to his current position in 2006.
Nationality: British

John Morrison
Man Investments
Appointed CEO of Man Investments in 2005 after being a Man client since 1995. He has announced his intention to retire in June 2008.
Nationality: Australian

Industry Background

Investors are attracted to the hedge fund industry by the prospect of good risk adjusted returns and low correlation to traditional asset classes such as equities and bonds. Hedge fund performance in 2007 and the first quarter of 2008 demonstrates the value of diversification.

Volatility increases as global equities fall


Index
35
30
25
20
15
10
5
Index
1,750
1,700
1,650
1,600
1,550
1,500
1,450
1,400
1,350
1,300
Mar-07
May-07
Aug-07
Oct-07
Jan-08
Mar-08
MSCI World index
VIX

Widening credit spreads trigger US central bank reaction


Index
180
160
140
120
100
80
60
40
20
0
Rate
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
Mar-07
May-07
Aug-07
Oct-07
Jan-08
Mar-08
iTRAXX
Fed Funds
USD 3 month LIBOR

General market performance

April to June 2007	After an uneventful start to the year, the first signs of weakening appear in the US housing market. Several mortgage lenders go out of business or declare bankruptcy. At first, financial markets deem these problems to be isolated. Most equity indices continue to rise.
July to September 2007	Problems in the subprime mortgage sector began to spill into the wider credit markets in July, triggering a global repricing of credit risk. With credit markets essentially closed, banks are no longer willing or able to lend to each other. Overnight, lending rates soar. Central banks around the world inject liquidity to maintain market stability. Volatility returns with a vengeance.
October to December 2007	The quarter starts on a positive note as equity markets recover from their August lows. The S&P 500 marks all time highs in early October as the September Fed interest rate cut appears to provide the US economy with the necessary stimulus. However, the outlook worsens in November and December as investment banks announce billion dollar write-downs linked to exposure to subprime mortgages. As the equity and credit markets sell off briskly, commodity prices strengthen. Emerging markets hold up well despite a slowdown in more developed countries.
January to March 2008	2008 starts with a period of extraordinary market turmoil. The near collapse of Bear Stearns in March marks the spread of the credit crunch to the heart of the US financial system. Worldwide, banks write down billions of dollars of assets and policy makers consider a range of options to restore orderly markets. The IMF lowers its forecast for global GDP to 3.7%, the lowest since 2002. While the outlook for the US economy remains weak, the outlook for emerging and some European markets remain relatively robust.

Hedge fund performance

All hedge fund styles post positive returns. Global macro and managed futures strategies are the clear winners, with event driven also doing well as corporate activity remains strong.

Hedge funds generate a wide range of returns during the quarter and are highly dispersed. Quantitative trading strategies suffer substantial losses: some are forced to scale back market exposure, thereby missing out on the recovery when the Fed 'rescues' the market in mid August. Other strategies are less affected, but the lack of liquidity and huge sell-off in mid August lead to widespread losses. While August is the worst month of the year for many funds, September is the best to date, with some funds (notably managed futures, a strategy favoured by Man) making up their losses. Overall, hedge funds in aggregate post a small positive return.

October is the best month of the year for many hedge funds, as all styles benefit from rising Asian equity markets, growth stocks and commodities. November and December are difficult, but most hedge funds are able to preserve capital or keep losses small. In aggregate, most diversified funds of hedge funds provide the necessary downside protection during the quarter. Hedge funds in aggregate post another small positive return.

Although the credit crunch claims a number of high profile hedge fund victims and hedge funds in aggregate post a loss in the quarter, they continue to outperform other asset classes, with the managed futures strategy providing excellent diversification. The remainder of 2008 looks set for further periods of uncertainty which should, however, give rise to a range of opportunities for skill based investment managers.

Managed futures and global macro are the best performing hedge fund strategies in an increasingly diverse universe


%
20
15
10
5
0
-5
-10
S&P 500: -5.1 %
World stocks: -10.9 %
HFRI Fund Weighted Composite
HFRI Fund of Fund Index
HFRI Emerging Markets Total
HFRI Convertible Arbitrage
HFRI Distressed Securities Index
HFRI Equity Hedge Index
HFRI Event Driven Index
HFRI Relative Value Index
HFRI Macro Index
Stark 300 Trader Index (Managed Futures)
Source: Bloomberg

Through the cycle, hedge funds outperform equities and bonds

1 January 1990 – 31 March 2008


Index value (log scale)
6,000
5,000
4,000
3,000
2,000
1,000
90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08
HFRI Fund of Fund Index
World bonds
World equities

In summary, hedge funds in aggregate delivered resilient performance from March 2007 to March 2008, with hedge funds returning a positive return, compared to a loss of 10.9% for the MSCI World Index. This represents the biggest outperformance over equities since the 2000/02 bear market. Over a longer timeframe, hedge funds can be seen to outperform both bonds and equities. The events of this period, which saw a wide range of returns across the hedge fund industry, demonstrate the critical role of diversification in achieving resilient, sustainable performance and look set to trigger a flight to quality.

Industry Trends

Man Group views the following as the five most influential trends in the alternative investments industry.

Demand for hedge funds is strong and will continue to grow, worldwide
As the hedge fund industry matures, **institutions** such as pension funds and insurance companies will continue to increase allocations, encouraged by higher risk-adjusted returns and low correlation to traditional asset classes. This is a global trend, with the largest increases in allocations expected in North America.

Asset inflows from **private clients** are also set to remain healthy, albeit as a smaller percentage of an expanding market. Burgeoning emerging markets wealth and a growing mass affluent market in the West are key drivers of this trend. A growing number of private banks are set to increase their recommended allocations to hedge funds.

Hedge funds are pursuing an increasingly broad range of opportunities
The strategy 'explosion' created by the hedge fund industry since 1990 has significantly broadened investor choice.

The quest for new sources of outperformance is as vibrant as ever. Within existing strategies, new models are being incubated; new markets and instruments are being mined to increase capacity; and investment tools and trading technology are being upgraded. Beyond the current range of strategies, new opportunities are emerging in areas such as the mitigation of climate change and the revaluation of natural resources.

With opportunities opening up on a truly global scale, hedge funds with the ability to implement diverse strategies and operate across multiple regions are best placed to benefit.

Concentration of capital looks set to continue
Investors are allocating an increasing proportion of their capital to managers with strong track records, solid brands and proven expertise in risk management and client service. By concentrating capital with established market participants, investors benefit from the advantages of scale. Large scale players are able to:

- provide a broad alternative product range;
- devote significant resources to risk management, due diligence and research;
- adapt to changes in regulatory regimes;
- provide high levels of customer service, from tailored portfolio construction and structuring capabilities to reporting and transparency;
- provide support for investment staff, to enable them to focus on their key skills;
- excel at trade execution by using bulk purchasing power to secure premium access, service and capacity from the market; and
- withstand market turbulence and reductions in liquidity.

Established funds at their best marry boutique alpha creation with institutional infrastructure. Over time, this is likely to reinforce the trend towards concentration and consolidation across the industry, to present opportunities for fund principals to monetise their holdings, and to increase barriers to entry.

Established, large scale players will be best placed to exploit new opportunities
To secure first mover advantage and scarce capacity in new, uncrowded investment areas, hedge funds need to devote large-scale research resources to develop and test new strategies. Well-funded, stable businesses are more likely to provide the 'patient capital' needed to fund research into new sources of outperformance. They are also able to build the profile necessary in the research community to attract and retain high calibre talent. In short, scale is a friend of alpha.

Regulatory and fiscal evolution will open up new opportunities
Regulatory and fiscal regimes are at different stages of evolution in different regions. For an onshore alternative investment market to flourish both regimes must be operating with clarity.

Regulators in a number of countries have been gradually introducing legislation to establish frameworks for onshore hedge fund markets. In the UK for example, the Financial Services Authority (FSA) is paving the way for the introduction of Funds of Alternative Investment Funds (FAIFs), to be marketed to retail investors. Progress is also being made in other European jurisdictions – France, Italy, Spain, Germany and Ireland, for example – both with their own country legislation and under the EU's 'passport' scheme for financial products. The general trend towards a principles-based regime with an industry-driven overlay of self regulation is likely to increase investor confidence – for both retail and institutional investors.

While commentators focus on the issue of regulation, the bigger hurdle to selling hedge funds onshore is often fiscal treatment. Progress on UK initiatives, for example, depends as much on the approach adopted by the Inland Revenue as on that of the FSA. Nevertheless, demand for greater exposure to hedge funds is clear, and there is every indication that both the regulator and the tax authorities intend to adopt a pragmatic approach to managing this trend.

Man's world-class track record as an alternative investment manager, broad product range, global scale and outlook and commitment to self regulation position us ideally to benefit from these trends.

Delivering our Strategy through Integrated Excellence

Our strategy is executed through the five core value drivers of our business model. The focus on our strategic vision and the alignment of these key value drivers leads to Performance, both for our investors and our shareholders.

People



Our people are our key asset. Attracting the best talent, motivating them to excel, retaining them and ensuring that they progress in their careers is a key focus of senior management across the Group. Our people have a direct impact on the success of our business, investors and shareholders. The Group's share programmes ensure that our people think and act as long-term shareholders in the Company.

Product Breadth



Product breadth ensures that we have an extensive and flexible range of investment products to meet the risk, return, liquidity and other requirements of our investors worldwide. We have developed a successful business model that utilises our ownership of, or preferred access to, a range of portfolio managers specialising in alternative investment strategies to create products which offer long-term differentiated investment performance. Product breadth is an important feature in our ability to maintain margins and extend the maturity profile of our funds under management, thus creating and sustaining shareholder value.

The Group's strong capital position can be used to acquire, seed and develop managers and products to grow our investment capacity. This ensures that we have the widest array of investment styles, with proven performance records, available for our institutional investors and distributors.

Distribution Network



Our product distribution network covers a wide range of the largest global and strongest regional financial institutions. This worldwide distributor network offers us scale, flexibility and efficiency in the distribution of our products.

The institutional sales teams deliver products to the largest and most sophisticated professional investors. We continue to grow this sales force and broaden the product coverage.

An expanding network of regional sales offices around the world is responsible for servicing new and existing markets and maintaining and expanding our distributor relationships.

Our product distribution network creates continued growth in funds under management and breadth of product offering, which provides revenue growth and creates shareholder value.

Investor Services



Investor services are an essential part of our growth strategy. The quality of our investor services is reflected in the quality of our funds under management as measured by both strong product sales and low redemption rates. A twin focus on growth from new investors, and stability of existing investors, creates increased funds under management and long-term, sustainable shareholder value.

Governance and Risk Management



Governance and risk management are essential components of both the investment management process for our investors and our approach to maintaining a high quality sustainable business for shareholders. Our corporate reputation is fundamental to our business and maintaining our corporate integrity is the responsibility of everyone in the Group.

Risk management is an essential competency at the portfolio manager, business and Group levels. Active risk management throughout the Group mitigates the risk arising from business, market, credit, liquidity and reputation risk. Our strong capital position ensures that we have financial security in different cycles and market conditions, and have access to the resources necessary for long-term growth.

Performance



Performance is the measure of the successful execution of our strategy. Our record of long-term performance for investors across our products has fuelled our strong growth in funds under management and provides the momentum for further growth.

The Group's financial results continue to show the successful implementation of our strategy and the continued sustainability of our leadership position.

People

Our people are our key asset. Attracting the best talent, motivating them to excel, retaining them and ensuring that they progress in their careers is fundamental to the sustainability of our business and our leadership position.

At year end we had a total of 1,583 people, an increase of 235 people during the year. As a market leader in our industry we have a strong brand to attract top talent to continue to grow the franchise.

Our 2007 Employee Survey showed that our people are proud to work for Man and are clear about what they and the Group are trying to achieve. Our people also felt that the Group had created a challenging but rewarding environment in which to thrive and an inclusive environment for all.

Our senior management team has extensive industry experience and knowledge. For senior management development, our Future Leaders Programme provides formal training for the future senior leaders of the Group to ensure that our people can achieve their full potential.

Our people directly influence our success and the performance for our investors and shareholders. This contribution is recognised in their advancement within the Group and in their remuneration. The Group's share programmes, which are an important part of their total remuneration package, ensure that our people think and act as long-term shareholders in the Company.



To maintain our leading position we will continue to grow and develop talent at all levels and continue to recruit for future growth.

1,583

Permanent employees

3.6 years average length of service



At year end we employed 1,583 people on permanent contracts. Approximately 650 were located in London and 560 were located in Pfäffikon, Switzerland. The remaining 373 are located around the world in regional operating centres servicing investors and distributors or supporting the Core Investment Managers. We have a strong culture of moving people between the regions with 7% of our employees globally mobile, so that we have a broader sharing of ideas, processes and relationships. We also actively promote internal mobility between the business areas to ensure that our people have the broadest sense of our whole business.

Michael Robinson
Head of Human Resources



"Our reputation is held in trust by our people; they represent our goodwill; they are, in every sense, our brand."

In the area of senior management development, we introduced the Future Leaders Programme to provide formal training to the future senior leaders of the Group and to support our robust succession planning. During the year, 48 of our senior managers attended the 12 days of training. The objective of the training was to give our senior leaders valuable skills in managing people, increasing productivity and investor service and generally expanding their network within the Group. We are committed to continuing this programme and will introduce a similar programme for different levels in the organisation during the coming year.

Our people have a direct impact on the success of our business, investors and shareholders. This contribution is recognised in their advancement within the Group and in their remuneration.

We are driven by a strong culture of development, incremental performance or 'alpha' generation. The same applies to the advancement and compensation of our people. People have defined objectives and targets set in each performance review period. The objectives are directly aligned to the strategy of the Group and deal with specific areas of implementation and execution. People's performance is routinely measured against these objectives. Remuneration is set by reference to the achievement of these objectives and demonstrating other competencies. The system is based on an individual, business unit and Group wide meritocracy.

This regime reflects the Group's own investment performance culture and gives our people a direct alignment with the performance objectives of the Group.





www.mangroupplc.com/cr

The Group's share programmes, which are available to all employees ensure that our people think and act as long term shareholders in the Company. Our remuneration programme for senior employees includes a significant component of shares which vest over time and are subject to forfeiture provisions. This ensures that our people take a long-term view so that real value is created for all shareholders.

We have a strong culture of share ownership which ensures that our people think and act as long-term shareholders.

"Our reputation is held in trust by our people; they represent our goodwill; they are, in every sense, our brand." Trust and integrity are essential prerequisites in order to maintain our long standing investor relationships, establishing new ones and deepening our relationships with our stakeholders. Our Board's, and senior management's, overriding leadership focus is therefore on our people for it is they who are entrusted with that most critical of assets, our reputation.

Maintaining, quantifying and evidencing good corporate behaviour sustains and enhances our reputation, which in turn sustains the trust of our key stakeholders. Our corporate responsibility programme is based on four fundamental principles:

Integrity: to be responsible, honest, open transparent and fair in all our dealings with our stakeholders and amongst our colleagues.

Excellence: to strive for excellence in everything we do, including our delivery of products and services to our investors, our interaction with the outside world and our delivery on promises to our people.

Performance: to deliver outstanding performance against the legitimate and realistic expectations of our investors, distributors and shareholders.

Innovation: to be at the forefront of our industry in terms of the timely development and delivery of new products and services rigorously and comprehensively tested for risk, compliance and investor suitability.

Collective corporate responsibility holds our people together in a joined sense of purpose and direction, reinforcing understanding of the behaviour that is acceptable and that which is not. The corporate responsibility mandate is an essential part of our franchise, and management is committed to ensuring all aspects are embedded in what our people do and how they act.



www.mangroupplc.com/cr 

Geographical basis of employees
Permanent employees only



1,583
Total employees

- 46.2% UK
- 32.8% Switzerland
- 8.2% US
- 3.2% Asia
- 9.6% Rest of the World

Employee length of service
Permanent employees only



3.6
Years average

- 0-2 years
- > 2-5 years
- > 5-10 years
- > 10 years

Employee shareholding
Current and past employees represent 10.4% of shareholders



10.4%
Shareholding

- 21.3% Current employees
- 13.3% Directors and Senior Mgt
- 65.4% Past employees



Product Breadth



Our product breadth ensures that we have an extensive and flexible range of investment products to meet the risk, return, liquidity and other requirements of our investors worldwide. We have developed a successful business model that utilises our ownership of, or preferred access to, a range of portfolio managers specialising in alternative investment strategies to create products which offer long-term differentiated investment performance.

We use our long established reputation in the market to attract experienced investment managers, and the Group's strong capital position to acquire, seed and develop managers and products to grow our investment capacity. This ensures that we have the widest array of investment styles, with proven performance track records, available for our institutional investors and distributors.

Our portfolio construction capabilities and specialist structuring expertise is used to tailor products which meet investor demands, local regulatory requirements or fiscal treatment. This set of skills continues to be an important driver in our ability to maintain margins and extend the maturity profile of our funds under management, creating significant shareholder value.

Product innovation is a constant process. Through our relationships with distributors and direct dialogue with institutional investors, we understand prevailing investor preferences for risk and return, and can develop new products which meet these expectations.

During the year we continued to increase the breadth of our product range, launching 32 new private investor products across all regions.

515

Investor facing products



Product Breadth

Our strategy:

- **Our people operate globally to source, structure and deliver a broad range of investment products and services to our institutional investors and distributors.**
- **Our global relationships and capital strength allow us to grow the existing core investment managers and develop new sources of investment to sustain the momentum of our leadership position.**

Our product breadth ensures that we have an extensive and flexible range of investment products to meet the risk, return, liquidity and other requirements of our investors worldwide.

Investment management capacity

The long-term performance of our investment products has fuelled strong demand and high levels of sales. To accommodate these strong asset inflows, we have focused on building out the range and capacity of specialist managers to whom investor assets can be allocated. Our strategy is to use our long established reputation in the market to attract experienced investment managers, and the Group's strong capital position to acquire, seed and develop managers and products to grow our investment capacity. This ensures that we have the widest array of investment styles, with proven performance track records, available for our institutional investors and distributors.

Fund of hedge funds and multi-strategy Core Investment Managers, RMF, Glenwood and Man Global Strategies maintain their own teams dedicated to sourcing, seeding and evaluating potential investment managers. Collectively they maintain information on over 6,000 investment managers globally and have due diligence teams based in all the major financial centres to monitor our relationships and to identify early stage managers.

With early stage managers, who generally do not have established performance records, we test their investment strategy through a seed investment allocation which is designed to prove the robustness of the manager's strategy and to establish a track record. The seed investment is generally in a managed account where the due diligence and risk teams can observe the trading patterns of the manager and use analytical modelling to back-test performance to ensure that the performance is consistent. During this period the Group's capital is put at risk until the manager's performance is confirmed, at which point investor funds are allocated. This process ensures that investor funds are only allocated, and at risk, once the performance due diligence has been successfully concluded. If the manager is not found to be suitable the seed investment is redeemed. The effectiveness of our seeding platform was recognised by Euro Hedge who awarded both RMF and MGS Hedge Fund Seeding Platform of the Year awards.

A similar process is applied in the exploration and development of additional capacity for our single manager AHL. We dedicate significant resources and technical capability to continually monitor and refine our trading and execution algorithms. One of the key measures that we monitor is the slippage between the actual execution and the theoretical execution assumed in our modelling. This slippage analysis gives us important information about the depth of the markets in which we transact and the volumes that we can efficiently transact. We increase investment capacity through identifying new markets and execution routes which minimise slippage; these new strategies are often tested with seed investments before being used in the investment processes.

The Group has $1.3 billion of seeding investments in managers and products to grow our investment capacity. Our risk management procedures ensure that this capital is used efficiently and is recycled on a regular basis into new opportunities.

Product development

Our portfolio construction capabilities and specialist structuring expertise are used to tailor products which meet investor demands, local regulatory requirements or fiscal treatments. This set of skills continues to be an important driver in our ability to maintain margins and extend the maturity profile of our funds under management. The guaranteed products are issued with final maturities ranging from 10 to 13 years. The weighted average life to maturity of the guaranteed products is around nine years.

Our long track record of investment performance and our focus on quantitative analysis allow us to select investment strategies and model product returns with high levels of confidence over the long term. Our guaranteed products generally require leverage and have a sophisticated process of leveraging and de-leveraging to maximise the investors' investment exposure and minimise the risk to their capital. During the year no guaranteed products were forced to permanently de-gear due to poor performance. A number of fund products did de-gear to preserve investors' capital.

Product innovation

Product innovation is a constant process. Through our relationships with distributors and direct dialogue with institutional investors, we understand prevailing investor preferences for risk and return, and can develop new products which meet these expectations.

In April 2008 we formally launched Man ECO, our new Core Investment Manager concentrating in environmental opportunities. Man ECO will focus on private equity type projects in the environmental finance space and in 2007 successfully seeded, launched and distributed its first investment fund: the China Methane Recovery Fund, raising €400 million.

The Oxford-Man Institute of Quantative Finance

In June 2007, we announced, with Oxford University, the establishment of the Oxford-Man Institute of Quantitative Finance, and endowed a Chair in quantitative finance at the University of Oxford. The institute houses a team of full time researchers and senior faculty members from Oxford University and Säid Business School. The research will have particular emphasis on alternative investment management and intends to attract the best researchers from around the world.



Oxford-Man Institute
of Quantitative Finance

www.maninvestments.com


Man IP 220 Series 5 Ltd


AP Stratum


AP Stratum


Man AP Spectrum

Global product launches
During the year we successfully launched four global products with Barclays, Citigroup and Credit Suisse

Investments in fund products
at 31 March 2008 – $1.6bn


$1.6bn
79% Seed investments
15% Secondary market support
6% Sales support



RMF continued to develop differentiated products from their extensive manager base and launched an environmental opportunities fund and a real estate fund as well as providing satellite investment products to institutional investors.

In recent years AHL has increased capacity, in part by expanding its institutional product range. This includes AHL Core, a fund which trades a selection of highly liquid futures and forwards across a range of sectors. A second fund – AHL Core Advanced – is a product of AHL's continued research, and additionally invests in more innovative markets. Apart from providing further diversification, it offers investors early stage access to AHL's latest strategies, which currently include credit and volatility trading.

Product breadth – our reputation
Our strategy is focused on the long-term growth and sustainability of our business. We develop our products within target risk and return profiles and our reputation is directly linked to the performance of our products in accordance with those targeted parameters. In the design and development of our products our people act with professional integrity and due care knowing that our reputation with our investors is at stake. Where actual performance differs, our people communicate with honesty, fairness, transparency and the provision of clear and unbiased information.

In the selection of investment capacity our people perform due diligence and interact with investment managers across the globe. Professional conduct, confidentiality, integrity and an independent mindset are competences that we instill in our people and reinforce with leadership and training.

Our reputation is based on investors selecting suitable and appropriate products. The breadth of our product range allows our distributors to more readily match their own clients' risk and return appetite to a suitable fund product.



Distribution Network



Our distribution network is supported by the long-term relationships our sales force have with our distributors and our institutional investors. Our distributor network covers a wide range of the largest global and strongest regional financial institutions, who sell our product to their clients for a fee. The continued trend towards 'open architecture', where financial institutions market products from a variety of sources, has provided us with enhanced investor access. Our focus on alternative investment management means that we do not generally compete with our distributors, allowing us to develop long-standing and closer relationships. This worldwide distributor network offers us scale, flexibility and efficiency in the distribution of our products.

We continue to grow the number of distributors and to focus on those distributors with strong franchises, high standards and an international presence. We also ensure that we take advantage of regional opportunities with local partners to broaden our network. An expanding network of regional sales offices around the world is responsible for servicing new markets and maintaining and expanding our distributor relationships.

The institutional investor sales team concentrates on delivering products to the largest and most sophisticated professional investors. We continue to grow this sales force and broaden the product coverage.

Our distribution network creates continued growth in funds under management and breadth of product offering, which provides revenue growth and creates shareholder value.

$15.9bn

Sales in the year

Equalling the prior year's record level

Distribution Network

Christoph Möller
Head of Private Investor Sales



"The close association with our distributor network allows us to understand changes in investor appetite for our products."

Our strategy is to continue to build our global sales network of distributors and regional offices to support the continued demand for our investment funds and services. Our distribution network is a key driver to the growth of our funds under management and the long term sustainability of our franchise.

Sales

Our distribution network delivered sales in the year equalling the record amount raised last year, generating $15.9 billion of funds under management growth. Institutional sales were $8.1 billion and private investor sales were $7.8 billion.

Private investors

Sales to private investors were $7.8 billion. This was a strong sales year for private investors against a background of changeable markets and differing investor appetite. 54% of these sales were made in the first half and 46% in the second half. Sales from the four global launches in 2008 accounted for 30% of sales. In addition to global launches we had strong sales of $2.0 billion, across numerous customised funds designed specifically to meet regional investor demand. In addition, other new and existing products raised $3.5 billion.

We continue to see strong demand for open-ended products for investors. These products are sold without a principal guarantee and give the investor access to either single manager or fund of hedge funds on a fully diversified basis. MI Trade, the secondary market platform launched during the year, allows investors to see daily net asset value (NAV) quotations on a variety of open ended products. Through distributors, investors can buy and sell open-ended fund products in the same way traditional investments are transacted. We view the growth of open-ended products as a positive trend as capacity is less constrained, the range of products can be broader and the support infrastructure is scalable.

Our global distribution network is geographically dispersed and produced strong sales in all regions, with 54% of sales in the European region, 38% in Asia and Australia and 8% in the Americas.

Our distribution network covers a wide range of the largest global and strongest regional financial institutions as well as smaller scale intermediaries, who sell our fund products to their clients for a fee. This worldwide distributor network offers us scale, flexibility and efficiency in the distribution of our products.

At 31 March 2008 we had over 2,000 distributors. We continue to review our distributor base so that we have the strongest global, and the leading regional, institutions. We work closely with our distributors, so that they have strong sales practices and their sales people are educated and fully understand our products. This close association with our distributors allows us to understand the major trends and changes in appetite in their investor base for our products. This information is fed back into the product structuring groups and core investment managers. This process allows us to have relevant investment fund products for the distributors' investor base, and maintains speed to market for our products to take advantage of changing appetite.

www.mangroupplc.com/cr 

Distribution network

In our selection of suitable distributors we conduct extensive and rigorous due diligence which takes into account their reputation and expertise, corporate governance structure, management quality, risk management expertise and practices, anti-money-laundering protocols, the way they conduct business and how they report to investors.

We expect our distributors, with whom our reputation is intrinsically linked, to operate to the same high behavioural standards appropriate to the regulatory environment in which they operate.

www.maninvestments.com  

Private investor sales 2008
($7.8bn)


$7.8bn

- 12% Man MGS Access (Q1 global launch)
- 10% Man AP Spectrum (Q2 global launch)
- 4% Man AP Spectrum Series 2 (Q3 global launch)
- 4% Man IP 220 Series 5 (Q4 global launch)
- 70% Other sales


$7.8bn

- 19% Japan
- 13% UK
- 8% Middle East
- 7% Switzerland
- 7% Hong Kong
- 7% Latin America
- 4% Germany
- 3% Australia/NZ
- 1% North America
- 30% Rest of Europe
- 1% Others

 

Business Review

Uwe Eberle
Head of Institutional Sales



"The record sales were possible through the ongoing investment in the institutional team in Europe and in the US."

Institutional

Sales to institutional investors were $8.1 billion for the year, an increase of 11% over last year and a record year for institutional sales. The turbulent markets affected institutional appetite for all investment products. However, we saw a 'flight to quality' in alternative allocations towards the managers with size, scale, long cross-cycle track records and differentiated products.

The record sales were possible through the ongoing investment in the institutional team in Europe and the US. We strengthened our presence in Scandinavia further, established ourselves in France and increased our activities in the US. Our asset raising in Switzerland and the UK remained strong. We hired two senior relationship managers in Toronto to strengthen our presence in Canada. A significant part of the assets are still raised for fund of funds, however, the institutional team increased single manager sales around the world, in particular in AHL and via the distribution of the China Methane Recovery Fund.

Institutional investors by type 2008
(Institutional sales in 2008 were $8.1bn)


$8.1bn


46% Insurance
23% Bank
16% Pension
7% Asset manager
6% Fund of hedge fund
2% Other

Redemptions

Low redemption rates are a key measure of our success in delivering investment performance, quality investor services and sales coverage. Our redemption rates continued to be significantly lower than the industry average.

For the private investor funds the average for the year was 13%, compared to 10% last year. The annualised redemption rate was 11% in the first half, peaked at 16% in the third quarter and fell back to under 15% in the fourth quarter of the year.

Our low redemption rates reflect the stability of our guaranteed funds as investors have the confidence to stay invested through turbulent markets. The redemption rate for institutional investors for the year was 19% compared to 15% last year. The annualised redemption rate was 17% in the first half, peaked at 24% in the third quarter and fell back to under 8% in the fourth quarter of the year.

Our focus on quality in client services ensures that we are responsive to our institutional investors and that performance reporting is timely, accurate and transparent.

Marketing and promotional material

Treating our investors fairly and ensuring that they have clear, fair and not misleading information on which to make their investment decisions is an essential part of maintaining our reputation as a leader in our industry. Our policy is that all communications aimed at promoting our products or services, whether initiated by Man or our distributors are required to include a fair and accurate description of the investment or service being promoted, the commitment required from the customer, and the risks involved. Man Group has detailed policy and procedures specifying that:

- All promotional and sales literature must be reviewed by the appropriate Legal and Compliance function and, where relevant, by appropriate external bodies;
- Statements of opinion used in marketing and promotional material must be based on fact, and clearly identified as opinions;
- Where actual past trading profits are referred to, they must be accompanied by a statement stating that past results are not necessarily indicative of future results; and
- Any rankings used must be compiled by an independent, recognised rating entity.

We do not allow any use of material, written or verbal, that employs 'hard sell' techniques.

Global Distribution

The global reach of our institutional sales force and distribution network ensures that we continue to have significant penetration in the markets in which we have a long-term presence, and at the same time gives us access to new markets as favourable fiscal and secular tends create opportunities. With regional offices predominantly staffed by local people, investors and distributors can interact with specialists who speak their language and understand the culture and the particular nuances of doing business in that region.

We have 312 people dedicated to our private investor effort. These people directly cover distributors, lead product management and education, provide marketing support and provide the ongoing review of our distributor's performance.

During the year we increased our headcount to increase the depth of coverage throughout our regional offices. We will continue to grow our coverage in 2008 based on where we see the best long term opportunities to grow. Key regions are Middle East, North America, Europe, Japan, Hong Kong and Singapore.

The institutional investor sales team concentrates on delivering products to the largest and most sophisticated professional investors. We have 32 people dedicated to our institutional investor coverage and our strategy is to continue to grow this sales force and broaden the product coverage.


Commodity
based wealth
High net worth retirees,
pensions, endowments,
family offices
6
5
4
7
Brazil, Mexico,
LatAm wealth
8

Current and forward positioning – Continue to deepen global banking relationships and client service

1 **LONDON**
Deepen global relationship coverage

2 **SWITZERLAND**
Expand Germany and Northern Europe institutional coverage

3 **ROTTERDAM**
Develop Benelux hub

4 **NEW YORK**
Build out New York institutional sales office; credit products through Ore Hill

5 **CHICAGO**
Build out US institutional sales

6 **TORONTO**
Strengthen institutional team to supplement private investor teams

7 **MIAMI**
Establish office

8 **MONTEVIDEO**
Develop onshore opportunities

9 **DUBAI**
Broaden regional coverage

10 **SINGAPORE**
Expanding institutional sales efforts in the region and manager sourcing

11 **HONG KONG**
Expand presence and wider regional coverage Taiwan, Korea, other emerging Asia

12 **TOKYO**
Build out sales and investor service teams

13 **SYDNEY**
Develop institutional sales initiative

Brazil, Russia, India and China – good long term prospects

Pan-Europe mass affluent and European institutional

Asian central banks and Sovereign Wealth Funds, burgeoning high net worth individuals

Petrodollars; mass affluence; Sovereign Wealth Funds

Growth in pension investments
Commodity based wealth

1 2 3 9 10 11 12 13


www.maninvestments.com/mitrade


mitrade

MI Trade is an innovative online execution platform launched last year to provide fast, easy, and daily trading in a select number of our funds.

The concept behind MI Trade is to create a trading environment where alternative investment funds are as accessible as traditional investments. Alternative investment funds generally require a formal subscription period to enter the fund and a redemption period to exit. Net asset values are generally available on a monthly basis. This investment process can be measured in months. Traditional investment funds have easier access, and investors can see daily prices and buy and sell daily. MI Trade allows investors, for a selection of our funds, to see daily prices and to buy and sell, through their distributors, in one day.

Since it began trading in July 2007, MI Trade has met a steadily growing demand from investors who have already taken advantage of this platform by placing substantial purchase and sales orders through their distributors. We are looking to expand this channel through financial advisors.

Since MI Trade started, the range of Man's funds available on the platform has steadily increased with 65 funds now available. The range will be further expanded according to demand.

Investor Services



Investor services are an essential part of our growth strategy. The success is reflected in the quality of our funds under management as measured by both strong product sales and low redemption rates. The twin focus on growth from new investors, and stability in existing investors, creates increased funds under management and long-term, sustainable shareholder value.

The institutional investor experience relies on high standards of performance reporting and risk analysis. Our size and scale gives us the ability to produce efficiently the level of reporting expected by institutional investors.

Regular dialogue with distributors and institutional investors provides us with valuable feedback on products and strategies, as well as an overall assessment of how we are performing as an investment counterparty.

Our research product looks at themes in our industry and introduces investors to new trends and strategies.

Through a number of technology-enabled solutions we have enhanced the efficiency of distributor processes and the quality of investor reporting. Our investor service platform gives us a competitive advantage.

Technology enabled solutions have enhanced the efficiency of our investor services.

over
70,000
Communications to investors each month



Our investor services team



From left to right

Suzanne Pattison
Jason Musca

Jamie Buchanan
Tony Gurney
Head of marketing and client services

Alex Silver
Adrian Worth
Roger Jones

"Investors think about our performance in a number of ways: the investment return on their fund, the quality of investor reporting and the responsiveness of our service. Our client service people are an essential part of the team delivering performance to our investors."

Strategy

Our people operate globally to source, structure and deliver a broad range of investment products and services to our Institutional investors and distributors.

Investor services are an essential part of our growth strategy. The success is reflected by both strong product sales and low redemption rates.

The quality of the investor services is a key due diligence point that investors look to before they invest in one of our products. Our products have net asset values, that are published either weekly or monthly, and scheduled redemption dates. Therefore the timeliness and the accuracy of performance information is essential to maintain investor confidence in their investment decision. This is particularly important in turbulent markets when regular and timely performance reporting is essential for our institutional investors and distributors to ensure that investors have the most up to date information on their portfolios to allow them to make informed decisions and valid choices between alternative strategies.

The institutional investor experience relies on high standards of performance reporting and risk analysis. Many of the analytical tools we use in portfolio construction are made available to our institutional investors. Our size and scale gives us the ability to efficiently provide the level of reporting expected by the institutional investors.

The regular dialogue with distributors and institutional investors gives us valuable feed back on products and strategies, as well as an overall assessment of how we are performing as an investment counterparty. As investor risk appetite changes the risk and return profile of the products we sell also has to change. Likewise, in more turbulent markets the desire for leveraged investments is reduced. Investor feedback comes directly from our distributors to the sales force and our portfolio managers. This information is essential to give us speed to market of the appropriate product to meet investor demand. The continued success of our global launches is, in some part, due to this active feedback of investor sentiment.

As part of our investor service we produce a monthly Trading Advisory Report (TAR) for each fund, which is sent to investors to inform them of their fund's performance over the previous month. Each TAR complies with the Company's policy in respect of full, clear and non-misleading information to investors. The TAR outlines the performance of the various investment styles employed, giving investors the information necessary to assess which particular style or strategy is contributing to gains or losses. In addition, summarised comparative statistics show the total return on the fund from inception, and in the previous month, quarter, and year to date.

We provide calculation agency services to compile the net asset value of our private investor fund products. Valuation information is the key measure of performance for our investors. The timeliness and accuracy of this information is critical to supporting our investors' decision making and allows the sales force to have an active dialogue with investors to gauge their feedback on our products. During the year, through working closely with valuation agents and fund managers, we have made significant improvements in the timeliness with which this information is published and made available to investors. We are now able to provide performance estimates within six business days of month end. These figures are posted on our website, and we are now working at bringing forward the announcement of the final price as close as possible to the beginning of the month. Key to the speedy dissemination of this information is the use of electronic communication wherever possible.

Through a number of technology-enabled solutions we have enhanced the efficiency of distributor processes and the quality of investor reporting. This year, we changed from a centralised model of investor services to a more regionally-based model. In this way, key processes and the interface with our investors and distributors are maintained more closely to where they are located, in their time zone and in their language. This has significantly improved the service experience and our efficiency. Through the implementation of web-based tools distributors can complete subscription and redemption requests online, track progress of the documentation through the process and keep the investor informed on status. Our investor service platform provides us with a competitive advantage and will be a focus for continued investment.

www.mangroupplc.com/cr 

Provision of full, clear, and unbiased information
We maintain strict policies and procedures regarding due care in the treatment of investors (including the FSA rules regarding Treating Customers Fairly) and the management of the relationship with distributors. In the fair and ethical treatment of investors, written or oral communications are designed such that:

Communications (written or oral) are based on the principles of fair dealing and good faith. Information must be fair and balanced and provide a sound basis for evaluating the security, industry, or service.

The language used is clear and straightforward with due regard to legal requirements, and be appropriate to the intended audience.

Relevant information and any qualifying information is included such that it is not misleading.

The Group will seek to inform investors of the risks inherent in its products, drawing their attention to relevant risk disclosures and terms and conditions.

As part of our compliance regime we monitor feedback from investors closely and have an equitable and prompt complaints handling process.

Finally, confidentiality and security of information and transactions is preserved at all times.

Trust is the basis of our reputation, and our reputation is a key differentiator which builds and sustains investor loyalty.

www.maninvestments.com  

Private investor sales and redemption as a percentage of FUM
The positive gap between sales and redemptions has led to growth in funds under management


50
40
30
20
10
0
2003
2004
2005
2006
2007
2008
Man private investor sales
Man private investor redemptions

Our research product looks at themes in our industry and introduces investors to new trends and strategies. During the year we produced research on managed futures, water and environmental finance amongst others. Our published research is broadly distributed and is another way in which we gauge interest from investors on new ideas in alternative investing.

Business Review

Governance and Risk Management

Governance and risk management are essential components of both the investment management process for our investors and our approach to maintaining a high quality sustainable business for shareholders. Underlying our strategy is a strong focus on governance and requirements for high levels of ethical behaviour. The Board is collectively responsible for promoting the success of the Company by directing and supervising the Company's policy and strategy and is responsible to shareholders for the Group's financial and operational performance.

Our strategy is to identify, monitor and measure risk throughout the Group and then, through risk management, act to mitigate these risks within the framework of our risk appetite. We maintain sufficient excess capital and substantial liquidity resources to give us flexibility both to continue to finance long term growth and to operate the business effectively under market stress situations.

over
$1.5bn
Excess capital over the regulatory capital requirements



Governance

The Board is committed to high standards of corporate governance and supports the need for clear standards to be laid down to safeguard the interests of shareholders and other stakeholders. The Board is accountable to the Company's shareholders for ensuring that the Company and its people operate within the requirements of good corporate governance.

The Company's shares are listed on the London Stock Exchange and the Company is therefore required to comply with the Listing Rules of the UK Listing Authority. These Rules require listed companies to include a statement of corporate governance in their annual reports relating to compliance with the principles and provisions set out in Section 1 of the Combined Code (2006) on Corporate Governance describing how the Company has applied those principles and whether or not the Company has complied with those provisions throughout the year.

The directors consider that the Company has complied throughout the year ended 31 March 2008 with the provisions of Section 1 of the Combined Code (2006).

The Board of Directors

The Board is collectively responsible for promoting the success of the Company by directing and supervising the Company's policy and strategy and is responsible to shareholders for the Group's financial and operational performance. Responsibility for the development and implementation of Group policy and strategy and for day to day management is delegated by the Board to the Group Chief Executive and to senior management.

All directors are fully briefed on important developments in the various business activities which the Group carries out worldwide and regularly receive extensive information concerning the Group's operations, finance, risk factors, and its people, as well as details of any investor relations issues or the specific views of major shareholders. This information enables them to fulfill their duties and obligations as directors. The directors are also advised of global regulatory and best practice requirements.

As at 31 March 2008, the Board comprised two executive directors and seven non-executive directors (including the Chairman), of which five are considered to be independent non-executive directors.

Changes to the Board of Directors

The following summarises the changes to the Board of Directors that occurred during the year:

Kevin Davis resigned from the Board in July 2007, following the separation of MF Global.

Harvey McGrath retired as Chairman of the Board of Directors with effect from 1 September 2007. At a meeting of the Board, held on 26 July 2007, attended by all directors and chaired by Glen Moreno, the senior independent non-executive director, the Board considered candidates for Chairman of the Board. It was noted by the Board that the Company had recently undergone significant change with the separation of MF Global, the appointment of Stanley Fink as Deputy Chairman, the appointment of Peter Clarke as Group Chief Executive and the appointment of Kevin Hayes to the Board as Finance Director. The Board considered that it was therefore appropriate to have an internal candidate as Chairman of the Board and decided not to seek outside candidates.

Jon Aisbitt has been a non-executive director since August 2003, a member of the Nomination, Remuneration, and the Audit and Risk Committee, and became Chairman of the latter in June 2007. Jon has over 20 years' experience in international corporate finance. During his tenure of office he has continued to perform as an effective independent non-executive director and there are no circumstances which are likely to affect, or could appear to affect his judgement as an independent director. From an assessment of the likely time commitment expected, the Board was satisfied that Jon Aisbitt's other commitments should not be detrimental to the adequate discharge of his responsibilities in respect of the Chairmanship.

After due and careful consideration of the factors outlined above Jon Aisbitt was appointed Chairman of the Board of Directors of the Company, with effect from 1 September 2007. As a result of this appointment he relinquished his role as Chairman of the Audit and Risk Committee and was replaced in this role by Dugald Eadie.

Phillip Colebatch and Patrick O'Sullivan joined the Board on 1 September 2007, as independent non-executive directors.

In view of Peter Clarke's increased responsibilities as Group Chief Executive and also in light of Kevin Hayes' relevant qualifications and experience, Peter Clarke was replaced by Kevin Hayes as Company Secretary, effective 8 November 2007.

Chairman and Chief Executive

The roles of Chairman and Chief Executive are separate, with responsibilities clearly divided between them. The Chairman is able to dedicate significant time to the business and has no other material commitments outside Man Group.



Corporate Responsibility
The maintenance of our reputation as a leader in the investment management business is a key component of our ability to achieve our strategic objectives. Trust and integrity are essential prerequisites to maintaining our long-standing investor relationships, establishing new ones and deepening our relationships with our stakeholders. Maintaining, quantifying and evidencing good corporate behaviour sustains and enhances our reputation, which in turn sustains the trust of our key stakeholders.

Highlighted in each of the Core Value Drivers is a section on corporate responsibility and the strategies for the maintenance of our reputation and the sustainability of our business. As a framework for our people we have a Corporate Responsibility Manual and an Ethical Policy, which are available on our website. More detailed policies address issues such as our responsibilities to our people, investors, our sales and trading practices, potential conflicts of interest, money laundering, 'know your customer', whistle-blowing and confidentiality and privacy. These policies and procedures are reviewed frequently to ensure that they remain consistent with our high standards and meet or exceed regulatory requirements. They make it clear to our people what corporate behaviour is acceptable, and what is not.



The Risk Assurance Committee reviews compliance with our policies and procedures and monitors key risk indices relating to the maintenance of our reputation. The Risk Assurance Committee reports to the Audit and Risk Committee of the Board. The Board of Directors review the Corporate Responsibility plan yearly.

In addition to the highlighted section in the Core Value Drivers, our Corporate Responsibility Programme covers the following areas:

Environment
We have continued our programmes regarding the environment and in particular climate change. This year we will again offset 100% of our essential direct global CO_2 emissions through UN Clean Development Mechanism carbon credits. This follows a comprehensive programme driven by our Carbon Reduction Group that actively seeks opportunities to increase energy efficiency and reduce waste. One quarter of our staff globally have attended our in-house 'carbon workshops' and the programme has been rolled out to our offices in Switzerland, New York, Chicago and Canada.

Our intranet based climate change website provides energy savings tips and helps staff gain an understanding of what they can do at home and at work to reduce energy usage. We provide a 50% subsidy towards carbon offset costs. We have also engaged with the Boards of some of our largest institutional investors on climate change and continue to influence those who can help set policy on climate change.

Procurement
We regard it as important to encourage our suppliers to adopt appropriate corporate responsibility disciplines and behaviours in their businesses and to ensure we leverage economies of scale whilst supporting loyal local suppliers.

Health and Safety
The provision of a safe and healthy working environment for all of our people is of paramount importance as is the safety and well being of our visitors and contractors. We have health and safety policies and processes in place which we combine with regular training to ensure the maintenance of our consistently positive record. There were no reportable incidents during the year.

Full details of our Corporate Responsibility programme and its progress will be included in our 2008 Corporate Responsibility Report and our dedicated Corporate Responsibility website (www.mangroupplc.com/cr).

The Independence of the Board
Non-executive directors represent the majority of the Board. Of the seven non-executive directors, Alison Carnwath, Dugald Eadie, Phillip Colebatch, Patrick O'Sullivan and Glen Moreno are considered to be independent non-executive directors. The Board is satisfied that there are no relationships or circumstances which are likely to affect, or could appear to affect, the judgement of those directors. The Board makes this assertion having considered and taken full account of the fact that Glen Moreno was first appointed to the Board in 1994. Following a rigorous review of his performance and his independence, the Board, including all of the other members deemed independent, is completely satisfied that Glen Moreno is independent in character and judgement. Given his experience, credibility and commitment, he makes a significant, valuable and challenging contribution to both governance and strategic issues. Accordingly, independent non-executive directors comprise the majority of non-executives and over half of the members of the Board.

Alison Carnwath is considered to have "recent and relevant financial experience". Glen Moreno is recognised as the senior independent non-executive director and is available to shareholders in the event that they have concerns that have not been resolved through the normal channels with the Chief Executive or Chairman. The Chairman is available to attend meetings with institutional investors and always attends results presentations. The non-executive directors met twice during the year without the Chairman or executive directors present. On a separate occasion the non-executive directors, including the Chairman, met without the executive directors present.

All directors have access to the advice and services of the Company Secretary, Kevin Hayes, who is responsible to the Board for ensuring that Board procedures are followed and that there is compliance with applicable rules and regulations. In addition, the Board has established a procedure that enables any director to have access to independent professional advice at the Group's expense. Appropriate Directors' and Officers' liability insurance is also in place. The appointment of the Company Secretary is a matter for the Board as a whole.

The Board holds meetings regularly, at least six times a year and, additionally, for specific purposes, as and when required. During the year there were nine Board meetings including a two-day strategic planning session attended additionally by senior executives below Board level from across the Group's businesses. Attendance by directors at Board meetings is shown in the table opposite. To enable the Board to discharge its duties effectively, all directors receive appropriate and timely information with briefing papers distributed in advance of Board meetings. All new directors receive an appropriate introduction to their responsibilities and the Group's operations, by way of a detailed briefing pack and meetings with relevant senior management.

The Board has ultimate responsibility for the management and performance of the business including the system of internal controls and corporate governance, as well as the development of strategy and major policies. To this end the Board has adopted written delegated authorities which identify matters specifically reserved to it for decision and which also provide for a tiered approval process for decisions below Board level, encompassing strategic, expenditure, financial, risk and control authorities.

The Board is accountable to the Company's shareholders for ensuring that the Company and its people operate within the requirements of good corporate governance.

Board and committee meetings

The attendance of directors at meetings of the Board and Board Committees during the 2008 financial year was as follows:

	Board Meeting	Audit and Risk Committee	Nomination Committee	Remuneration Committee
Jon Aisbitt	9/9	2/2	2/2	4/4
Alison Carnwath^	7/8	6/6	2/2	4/4
Dugald Eadie	9/9	6/6	2/2	4/4
Stanley Fink	8/9			
Glen Moreno	9/9	6/6	2/2	4/4
Phillip Colebatch*	5/5	1/2		
Patrick O'Sullivan*	5/5	1/2		
Peter Clarke	9/9			
Kevin Hayes	9/9			
Kevin Davis†^	2/3			
Harvey McGrath•	4/5		2/2	

•Retired 7 November 2007 *Joined 1 September 2007 †Resigned 19 July 2007

^Alison Carnwath and Kevin Davis were excused from one meeting held to discuss the MF Global IPO

As part of a continuing process, the Board reviewed these delegated authorities during the year to take account of business developments, governance and regulatory change, and Group risk appetite. The Board formally delegates certain of its responsibilities to committees by way of written terms of reference. Details of each principal committee, its membership and the terms of reference are summarised below and available on the Group's website: www.mangroupplc.com. The Chairman of each Committee will be attending the Company's Annual General Meeting to answer any questions regarding the Committees' activities and responsibilities.

Each Board Committee is expected to conduct an annual self appraisal of its performance which includes the views of the Board on the performance of that Committee. The Chairman of the relevant Committee reports to the Board on the results of the process. During the year a comprehensive and rigorous evaluation process was conducted on the overall effectiveness and performance of the Board and its Committees. This was led by the Chairman, using a detailed questionnaire, the results from which were then reviewed and discussed collectively by the Board, and areas for improvement agreed and action taken. Additionally, the senior independent director, in consultation with the rest of the Board, conducted a review of the Chairman's effectiveness, and the Chairman led an individual director assessment process.

Nomination Committee

The Nomination Committee is appointed by the Board and is responsible for identifying, assessing and nominating for the approval of the Board, candidates to fill vacancies as and when they arise. This includes consideration of the re-appointment of non-executive directors at the conclusion of their specified term of office and the re-election by shareholders of any director under the retirement by rotation provision of the Company's Articles. It is also responsible for considering succession planning for both the Board and senior management positions. The Committee comprises all of the non-executive directors and accordingly has a majority of independent non-executive directors.

Harvey McGrath retired as a director and Chairman of the Board and Chairman of the Nominations Committee on 1 September 2007. The Board considered that the position of Group Chairman necessitated a leading role in the composition and balance of the Board and accordingly Jon Aisbitt, Chairman of the Board became Chairman of the Nomination Committee from 13 September 2007. Patrick O'Sullivan and Phillip Colebatch were also appointed to the Committee on that date. The Committee meets as and when required. There were two meetings during the year to consider the re-appointment of non-executive directors at the conclusion of their terms of office and the re-election of directors under the retirement by rotation provisions of the Company's Articles. All members were present at the meeting.

Prior to their appointment, potential non-executive directors are asked to confirm that they have sufficient time available to meet what is expected of them, including the membership of relevant Board committees. They are also subject to a review to assess their independence and to confirm that they have no other relationships that might affect their judgement. The non-executive directors are appointed by the Board and stand for re-appointment at the first Annual General Meeting of the Company following their appointment. They hold office for a three year period, subject to the Company's Articles of Association, whereupon they may stand for re-appointment by shareholders in General Meeting. They are entitled to a fee for their services plus reasonable out of pocket expenses incurred for Group purposes. They are not entitled to any pension or bonus and cannot participate in any Man Group share-based incentive schemes. They are not entitled to any compensation for early termination, save as may be provided for in general law. The Board is confident that the non-executive director fees structure currently in place enables it to attract and retain non-executive directors of sufficient calibre and experience to bring balance, insight and challenge to the role. There has been no change to the fee arrangements for the year ended 31 March 2008. Further details appear in the Remuneration Report on page 43.

Non-executive directors are not required to hold shares in the Company but are encouraged to do so.

Remuneration Committee

The Remuneration Committee is appointed by the Board and is responsible for setting remuneration for all executive directors and the Chairman of the Board, and agreeing the framework and policy for the remuneration of directors and other members of senior executive management, including pension rights and eligibility for benefits under long-term incentive schemes. The Committee approves the terms of any service agreement to be entered into with any executive director and any proposed compensation for termination. The Committee is exclusively responsible for selecting and appointing any remuneration consultants who may advise the Committee.

The Remuneration Report, set out on pages 43-51, includes details of the Committee's activities, a statement of the Company's remuneration policy and the procedures for determining executive directors' remuneration. The Remuneration Committee comprises the Chairman of the Board and five independent non-executive directors: Dugald Eadie (Chairman), Jon Aisbitt, Alison Carnwath and Glen Moreno. Phillip Colebatch and Patrick O'Sullivan were appointed to the Remuneration Committee from 1 September 2007. The Committee met four times during the year and all members were present on each occasion. During the year the Committee reviewed its terms of reference.

Audit and Risk Committee

The Audit and Risk Committee (ARCom) is appointed by the Board. It comprises the five independent non-executive directors. Jon Aisbitt replaced Alison Carnwath as Chair of the Committee at the start of the financial year. Following the appointment of Jon Aisbitt to the office of Chairman of the Board and the attendant increases in his responsibilities and time commitment to the Company, the Board considered it appropriate for him to relinquish the Chairmanship and membership of ARCom and Dugald Eadie was appointed Chairman of ARCom, effective 13 September 2007. As of 1 September two new directors, Phillip Colebatch and Patrick O'Sullivan, were appointed to the Committee.

The Committee has formal terms of reference which are available on the Group's website. ARCom has explicit authority to investigate any matters within its terms of reference and has access to all resources and information that it may require for this purpose. It is entitled to obtain legal and other independent professional advice and has the authority to approve all fees payable to such advisers.

In addition to the Committee's formal terms of reference, the focus of Committee during the year has been on the Company's risk management in the following areas:

1. Complexity and growth:
   The systematic approach to removing complexity and sustaining growth.
2. Valuation:
   Valuation processes and the impact of liquidity on valuations.
3. Relationship between Man Group and the Funds marketed to clients:
   Procedures relating to governance, conflicts of interest and regulation.
4. Organisation and process change due to the separation of MF Global.
5. Capital and liquidity:
   Processes to manage capital and liquidity.

ARCom met six times during the year, compared to eight times in the previous year. The greater number of meetings in the previous year reflected the additional time required by the Committee in order to address matters relating to the IPO of MF Global.

Kevin Hayes, Finance Director was present at all meetings. The Heads of Group Risk and Internal Audit were invited by the Chairman of ARCom to attend all meetings. The audit partner from PricewaterhouseCoopers LLP attended four of the meetings. A manager within Group Risk acted as secretary to the Committee.

The Chairman of the Committee met separately with the Head of Internal Audit and with the external auditors on several occasions without any other members of management present and reported to the Committee on these discussions. The full Committee had a meeting with the external auditors once during the year without any other members of management present. ARCom members received details of key findings from all reports prepared by Internal Audit together with management's responses to any recommendations.

With the exception of two meetings relating to the discussion of the interim and final accounts and the session at the strategic offsite, at all other meetings ARCom received reports from:

- the Head of Internal Audit, summarising the status of the internal audit programme and any significant findings from audits completed in the period since the last meeting;
- the Chairman of ARCom, on any relevant discussions with the external auditors since the last meeting;
- the Finance Director, on any relevant discussions between senior management and the external auditors;
- the Financial Controller or the Finance Director, on updates to the Group's financial reporting and on the schedule of audit and non-audit fees; and
- the Head of Risk, on the Group's risk profile, including significant legal and compliance matters, and reports on matters discussed at the principal risk management committees.

ARCom examined regulatory compliance issues and corporate responsibility reporting and also reviewed its forward agenda at the end of each meeting.

A theme for ARCom in the period was the examination of risk issues in relation to the IPO for MF Global. The principal matter related to the preparation of SEC documents for the initial public offering as they pertained to Man Group, and components of the separation agreement as they related to the transition and establishment of processes previously provided by MF Global.

The Committee met to review key issues arising from the external audit; the annual report; external auditors' confirmation of their independence; Group Board's going concern statement; audit representation letter and reports in relation to the effectiveness of the Group's system of internal controls. In addition the Committee met to review key issues from the interim review and interim report.

Matters discussed at other meetings during the year included:

- Approval of the Internal Audit mandate and plan;
- Review of the Group Code of Conduct and any incidence of misconduct and disciplinary action;
- Review of the adequacy of the Group's whistle-blowing arrangements;
- Briefing paper on Internal Controls Best Practice;
- Review of the external auditors' management letter;
- A meeting was held without the external auditors to discuss a report on external auditor effectiveness;
- Review of the external audit plan and approval of external audit fees;
- Review of the policy on the engagement of the auditors to supply non-audit services; and
- Review of the policy on the hiring of former employees of the external auditors.

The Head of Internal Audit reports to ARCom, which reviewed and approved the annual audit plan and the resources and results of its work.

The Chair of the ARCom reported regularly to the Board on the Committee's activities after each meeting, identifying any matters in respect of which the Committee considered that action was needed, and made recommendations on the steps to be taken.

ARCom has a key oversight role in relation to the external auditors, PricewaterhouseCoopers LLP, whose primary relationship is with the Committee. As a matter of professional practice both ARCom and the external auditors maintain safeguards to avoid the objectivity and independence of the auditors becoming compromised. ARCom has approved a formal policy regarding the engagement of the external auditors in the provision of non-audit services. This policy precludes the external auditors from providing certain services (including book keeping, financial information system design and implementation, appraisal and valuation, and internal audit work) and permits limited other services which are subject to low fee thresholds or which require prior approval from the Committee. The policy in relation to approval of non-audit services was updated for the year ended 31 March 2008 to reflect the increase in audit fees and revised ethical guidance.

Considerable fees were paid to PricewaterhouseCoopers for work associated with the IPO of MF Global. The Committee considered that PricewaterhouseCoopers' detailed knowledge of the Group meant that the use of a firm other than the Group's auditors for these activities would have resulted in considerable inefficiencies and increased risk to the IPO schedule. In total these fees amount to more than twice the audit fees payable. The substantial majority of these fees relate to technical advice in relation to, and an audit of, the US GAAP financial statements required for the IPO. In addition, advice and assistance was given in relation to structuring the distribution of the IPO proceeds to shareholders. Non-audit fees not related to the IPO were 66% of audit fees (2007: 41%). Approximately one-third of these fees relate to regulatory capital/Basel II advice, much of which may also be attributed to the IPO. A further one-third of these fees were for services related to the due diligence for the acquisition of a 50% interest in Ore Hill.

The effectiveness of ARCom was considered by the Group Board during the year, as discussed in the Board of Directors section.

Internal control

The Board has overall responsibility for the Group's systems of internal control and risk management and for reviewing their effectiveness. The Audit and Risk Committee provides oversight and independent challenge in relation to internal control and risk management systems.

The Group's reputation is fundamental to its ability to attract investors. The directors and senior managers of the Group are therefore committed to maintaining high standards and a control conscious culture. The Group's activities are also subject to high levels of regulatory oversight in many jurisdictions, particularly in the UK and the US, and significant Group resources are allocated to ensure compliance. This oversight includes obligations of regular compliance reporting, the maintenance of minimum levels of capital and periodic audit by regulators.

The Board's role includes:

- setting the overall risk management strategy;
- developing appropriate risk management and governance arrangements and systems;
- establishing and maintaining effective internal controls; and
- ensuring that the Group maintains adequate financial resources.

The key elements of each of these and the process for identifying, evaluating and managing the significant risks faced by the Group are explained in the 'Risk Management' section in this Annual Report.

These processes have been in place throughout the year and up to the date of this Annual Report and have been regularly reviewed by the Board.

The systems of internal control aim to safeguard assets, and ensure proper accounting records are maintained so that the financial information used in the business and for publication is reliable. The systems are designed to manage key risks rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

Compliance with these systems is monitored by line management, regular reporting through subsidiary boards and Board Committees, and through the Internal Audit programme. The Board received confirmation from management that the Group's approach to, and required standards for, risk management and internal control were understood and that the level of risk was consistent with and managed in accordance with the Group's risk appetite.

Internal Audit provides further assurance as to the operation and validity of the system of internal control through its independent reviews. Its programme was based in large part on the results of the risk identification process and work performed included a detailed examination of related key controls.

The Board received regular reports on all the above items during the year and has also undertaken a formal process to review the effectiveness of the system of internal control. This process addressed the controls in place throughout the year and up to the date of approval of this Annual report. The full review covered all controls including operational, financial and compliance controls and risk management systems. The effectiveness of the internal controls was considered in the context of the Group's risk appetite, reports on its risk profile, reports of any losses incurred and reports from internal and external audit and compliance functions. No significant weaknesses or material failings in the system of internal controls were identified in this review. Management does, however, have an ongoing process for identifying, evaluating and managing significant risks faced by the Group and continually takes actions to improve internal controls as a result of its own initiatives and in response to reports from Internal Audit and other internal and external reviews.

The processes relating to both risk and internal controls described above accord with the guidance in the "Internal Control: Revised Guidance for Directors on the Combined Code" (the 2005 Turnbull guidance).

Going concern

After making enquiries the directors have a reasonable expectation that the Group and the Company have adequate resources to continue in operational existence for the foreseeable future and accordingly continue to adopt the going concern basis in preparing the financial statements.

Investor relations

The Company enters into a dialogue at appropriate times with its institutional shareholders, while having regard to the UK Listing Authority's guidance on the dissemination of price sensitive information. The Group's non-executive Chairman is available to attend meetings with institutional investors and always attends results presentations. Copies of all results announcements are carried in full on the Company's website (www.mangroupplc.com) as soon as they are published, together with announcements required to be made in accordance with the UK Listing Authority Listing Rules and other investor presentation material. The Company encourages research coverage of its business activities by analysts and rating agencies and for this purpose makes available the time of the Chief Executive and Finance Director. In addition to the electronic access referred to above, the Company has made available CREST electronic proxy voting to institutional shareholders since the 2003 Annual General Meeting and all shareholders have been able to electronically appoint a proxy to vote on their behalf since the 2004 Annual General Meeting.

The Board has overall responsibility for the Group's systems of internal control and risk management and for reviewing their effectiveness.

Full use is made of the Annual General Meeting to communicate with individual shareholders. The Company will continue the practices of making available at the Annual General Meeting the level of proxies lodged on each resolution, despatching the notice of the Annual General Meeting and related papers at least 20 working days before the meeting, and proposing each substantially separate issue as an individual motion. It is intended that all members of the Board will, as usual, attend the 2008 Annual General Meeting and will be available to answer questions both during and after the Meeting.

Statement of directors' responsibilities
The directors are responsible for preparing the Annual Report, the Remuneration Report and the Group and the parent company financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have prepared the Group financial statements in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union, and the parent company financial statements and the Remuneration Report prepared in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice). The Group and parent company financial statements are required by law to give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss of the Group for that period.

In preparing those financial statements, the directors are required to:
- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent; and
- state that the Group financial statements comply with IFRSs as adopted by the European Union, and with regard to the parent company financial statements that applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the financial statements.

The directors are also required by the Disclosure and Transparency Rules of the Financial Services Authority to include a management report containing a fair review of the business and a description of the principal risks and uncertainties facing the Group and Company.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and the Group and to enable them to ensure that the financial statements and the Remuneration Report comply with the Companies Act 1985 and, as regards the Group financial statements, Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Each director confirms that so far as he/she is aware, there is no relevant audit information of which the Group's auditors are unaware, and that he/she has taken all the steps that he/she ought to have taken as a director in order to make himself/herself aware of any relevant audit information and to establish that the Group's auditors are aware of that information. This confirmation is given and should be interpreted in accordance with the provisions of section 234ZA of the Companies Act 1985.

The directors are responsible for the maintenance and integrity of the Company's website and legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Directors' statement pursuant to the Disclosure and Transparency Rules
The directors confirm that, to the best of each person's knowledge and belief:
- the Group financial statements, prepared in accordance with IFRSs as adopted by the EU and the parent company financial statements as prepared under UK GAAP, give a true and fair view of the assets, liabilities, financial position and profit of the Group and Company; and
- the management report contained in the Business Review includes a fair review of the development and performance of the business and the position of the Company and Group, together with a description of the principal risks and uncertainties that they face.

By Order of the Board
Kevin Hayes
Company Secretary
29 May 2008

The directors submit their Remuneration Report for the year ended 31 March 2008. The information given on pages 46 to 51 is audited.

The Remuneration Report sets out the Company's policy on the remuneration of executive and non-executive directors with details of their remuneration packages (including share incentive scheme awards), service contracts and disclosable interests in the issued share capital of Man Group plc in respect of the year ended 31 March 2008. The report will be put to an advisory vote of the Company's shareholders at the Annual General Meeting to be held on 10 July 2008.

The Remuneration Committee comprises the independent non-executive directors and the Chairman of the Board: Dugald Eadie (Chairman), Jon Aisbitt, Alison Carnwath, Glen Moreno, Phillip Colebatch and Patrick O'Sullivan. It is responsible for setting the remuneration of all executive directors and the Chairman of Man Group plc. It is also responsible for determining the framework and policy for the remuneration of senior executives below Board level across Man Group. The full terms of reference of the Committee are available on the Group's website.

Executive remuneration policy

The Group aims to attract, motivate and retain high calibre executives by rewarding them with competitive salary and benefit packages which are linked to (a) the achievement of agreed individual objectives; (b) the achievement of the Group's key financial targets (as set out in the Financial Review); and (c) the creation of long-term shareholder value. In assessing the competitiveness of remuneration, salaries and bonuses have been reviewed against available external market data provided by independent professional consultants. To retain flexibility in the application of its remuneration policy on an annual basis, the Committee seeks to give a high proportion of total annual compensation in the form of variable bonus payments. The Committee does not consider it appropriate to establish any maximum percentage of salary payable by way of annual bonus. It is also policy to align the interests of executive directors and senior executives with the Group's shareholders through the promotion and encouragement of share ownership, by offering participation in share-based long-term incentive schemes, details of which are set out in this report. The Committee's general policy with regard to the remuneration of executive directors is not expected to change in the current year.

The remuneration of executive directors consists of annual salary, car allowance, health and disability benefits, an annual cash bonus scheme, pension contribution and participation in long-term incentive schemes. Details of each individual director's remuneration, shareholding and, where applicable, share options and long-term incentive plan benefits are set out in this report.

Service contracts

The Group has service agreements with its executive directors. The service contracts do not have a fixed term but provide for termination on the expiry of not more than 12 months' written notice by either party or at the end of the month during which the director has attained the age of 60. The effective dates of the service agreements are: Peter Clarke 1 April 1997 and Kevin Hayes 31 May 2007. The service contracts contain no contractual entitlement to be paid any fixed amount of bonus or right to participation in any of the Group's share-based incentive schemes, participation in which is at the Committee's discretion. To protect the Group's business interests, executive directors' service contracts contain non-compete covenants designed to be applicable to the extent permitted under the law of the relevant jurisdiction. The executive directors' service contracts do not include any fixed provision for termination compensation. The Committee is mindful of the need to consider what compensation commitments, if any, are appropriate in the event of the termination of executive directors' service contracts, bearing in mind the Group's legal obligations and the individual's ability to mitigate their loss. The Committee must approve in advance any proposed termination payments.

The non-executive directors are appointed by the Board. Details of their terms of appointment are set out in the Corporate Governance Report.

As stated in the Directors' Report, the Company has purchased and maintained throughout the year directors' and officers' liability insurance in respect of its directors.

Salaries and fees

Salary ranges are established by reference to those prevailing in the employment market generally for executives of comparable status, responsibility and skills. Particular regard is paid to salary levels within other leading companies in the financial services sector and the need in many cases to secure the services of senior executives who have international experience and flexibility in job location. These comparisons are made with the assistance of available independent remuneration surveys. Salaries are reviewed annually.

The fees of the non-executive directors are determined by the Board within the limits contained in the Articles of Association. The basic fee is £75,000. Additional fees of £10,000, £20,000 and £20,000 were paid to the Chairman of the Remuneration Committee, Chairman of the Audit and Risk Committee and senior independent director respectively, to reflect their additional responsibilities.

Pension provision

The Group operates pension schemes for its employees in a number of countries. Base salary is the only component of remuneration which is pensionable other than in Australia where bonuses are pensionable. All executive directors are eligible to participate in the Group's pension arrangements generally operating in the jurisdiction in which they work. Alternatively, the Group will, at the executive director's request and subject to applicable limits and regulations, make a contribution of up to 10% of pensionable salary to a private pension plan nominated by the director. The Remuneration Committee has considered the provisions of the Finance Act 2004 (Simplification) and Pensions Act 2004 and the Group's pension arrangements have been amended to be fully compliant.

Performance-related cash bonuses

All executive directors and senior executives are eligible for an annual performance-related cash bonus, which is non-pensionable. Although the Committee does not consider it appropriate to establish any maximum percentage of salary payable by way of annual bonus, total bonuses available across the Group for distribution to eligible employees (including executive directors) are determined by reference to the pre-tax profit.

Bonuses for executive directors are discretionary. In considering the appropriate level of bonus for each director, the Committee considers (a) the extent to which the individual has achieved their agreed personal objectives for the year and (b) the extent to which the Group has achieved its stated

Remuneration Report continued

financial targets. The Group's longstanding key targets are: significant growth in diluted earnings per share (which was up 63% in the year); and maintaining a high level of post-tax return on equity (which was 41.6% for the year). The bonus of each executive director, as determined by the Remuneration Committee against these measures on an individual basis, is shown in the table on page 46. Bonuses for senior executives below Board level are discussed with the Committee and reviewed by it.

Although the bonus is paid in cash, executive directors are encouraged to defer a portion of the bonus into shares in order to receive conditional awards of matching shares under the PSP (see below).

Long-term share-based incentive schemes

Man Group has always sought to facilitate significant equity ownership by directors and senior management, principally through schemes which encourage and assist the purchase of shares with their own money or by way of bonus sacrifice. The Board and employees worldwide together currently own an estimated 3% of the Company's share capital, either directly or through employee trusts established and funded for this purpose. The Board alone directly holds 1% of the issued capital. The Employee Trusts are included in the Group's consolidated financial statements.

Executive directors are currently eligible to participate in the Performance Share Plan, Assisted Purchase Scheme and Executive Share Option Scheme, in each case at the Committee's discretion. Both the Board and the Committee believe that it is inappropriate to use short-term share price movements as a measure of management performance; true long-term shareholder value will be created through long-term growth in diluted underlying earnings per share and the maintenance of high levels of post-tax return on equity. For this reason, these two measures form the basis of the performance criteria applicable to the Group's long-term share-based incentive schemes.

Diluted underlying earnings per share was up 26% in the year and the compound annual growth rate over the last three years is 29%. Post-tax return on equity on continuing operations is 41.6% and the average over the last three years is 36.6%.

Man Group has always sought to facilitate significant equity ownership by directors and senior management.

The Committee is not aware of any listed companies of substantial size whose main business activities are comparable in nature and scale to that of Man Group, and accordingly the Committee does not see any merit in trying to benchmark performance criteria against other companies.

The following is a summary of the long-term share-based incentive schemes that it is intended will be operated by the Group during the forthcoming year.

Performance Share Plan ('PSP')

The PSP is a long-term incentive plan. Awards under the PSP are performance-related over a three year measurement period based on the level of post-tax return on average shareholders' funds ('Return on Equity') achieved by the Group throughout that period. Return on Equity, for this purpose, is defined as the post-tax profit for the year divided by the average of the monthly equity shareholders' funds. Entitlements are subject to an additional one year restriction on transfer to participants dependent upon continued employment with the Group.

Each year, participants are eligible to receive awards of performance shares up to a maximum of 100% of base salary. Additionally, the PSP allows participants to invest part or all of their annual performance-related cash bonus in shares in the Company ('invested shares'). In return, a participant is provisionally allocated such number of additional shares as represents the amount of their investment gross of personal tax and social security liabilities ('matching shares'). In addition, shares purchased under the Assisted Purchase Scheme (see below) are eligible for an allocation of matching shares under the PSP on a one to one ratio. In the event of sale of any invested/purchased shares before the end of the three-year performance period the number of matching shares will be reduced proportionally.

No award will be transferred unless the Group maintains an average annual Return on Equity of at least 20% across the performance period. For average annual Return on Equity of 20%, 10% of the shares vest. Awards will be transferred at levels above this on a linear sliding scale. Full benefits of an award can only be transferred when annual Return on Equity has averaged 30% or more. These targets are considered by the Committee to be both challenging and appropriate given the regulated nature of the Group's business.

Share Option Scheme

An Inland Revenue Approved and Unapproved Scheme, The Man Group Executive Share Option Scheme 2001, was established following shareholder approval at the 2001 AGM. Executive directors are eligible to participate. All grants of options are subject to Remuneration Committee approval. Details of options held by executive directors are set out in the table below. Individual share option awards are subject to an annual cap of 200% of base salary. Options issued under the Scheme may normally only be exercised between three and ten years from the date of grant and are subject to the satisfaction of performance conditions. For all grants prior to June 2006, 50% of each option will vest if the Company's underlying earnings per share (EPS) growth matches or exceeds the growth in RPI plus 3% per annum, with the entire option vesting at RPI plus 6% per annum. For all grants from June 2006 and onwards 50% of each option will vest if the Company's underlying earnings per share (EPS) growth in the single three year performance period matches or exceeds the growth in RPI plus 5% per annum, with the entire option vesting at RPI plus 10% per annum. Performance criteria are calculated from the end of the financial year prior to the grant of option. No re-testing of the EPS performance targets will take place for options granted since 2005. Accordingly, if the targets attached to any option are not reached after three years, the option will lapse. The Remuneration Committee considers underlying earnings per share (that is earnings from net management fee income and Brokerage net income, and which therefore excludes net performance fee income and exceptional items) to be an appropriate target. The effect of performance fee income is excluded as it can be volatile when comparing between accounting periods.

Assisted Purchase Scheme

The Group has established and contributes to a discretionary trust for the benefit of employees of the Group (including executive directors) to facilitate the acquisition of shares in the Company as long-term holdings. The current trustees, who are not connected with the Group, are Roanne Trust Company (Jersey) Limited and Ansbacher Trustees (Jersey) Limited. The trustee acquires shares in the market, which it will sell on at the prevailing market price on deferred payment terms. In the case of executive directors, such assistance is subject to prior approval by the Remuneration Committee. As at 31 March 2008, no directors were receiving such assistance.

Co-Investment Scheme

This is a long-term incentive scheme, designed to encourage senior employees (excluding directors) to invest a proportion of their cash bonus by purchasing shares in the Company and to facilitate their retention. It is a matching scheme whereby the Group matches on an agreed basis the pre-tax amount of bonus invested in the scheme provided that the bonus investment shares are retained by the employee for three years. The matching award can be exercised for no payment after four years provided that the employee is still employed by the Group. The Scheme operates on a four to one matching basis. The amount a participant can invest cannot exceed 100% of their bonus.

The Co-investment scheme is replaced by the Man Group plc Deferred Share Plan in 2008 and no further awards will be made under this scheme.

Deferred Share Plan ('DSP')

This is a long-term incentive plan for senior employees (excluding directors) to replace the Co-Investment scheme with effect from June 2008. This follows an extensive review by the Remuneration Committee and Board of long-term incentive plans in the market and the advice of external consultants. The new plan has been designed to attract, retain and motivate talent in an increasingly competitive specialist market. Participants will be awarded nil priced options over shares in Man Group plc subject to continuing service throughout the vesting period. This will align them directly with the performance of the Company and with the shareholders. There will be incremental vesting over four years.

Fund Product Plan ('FPP')

Senior investment managers may elect to have up to 50% of their annual long-term incentive plan award invested in one of the fund products in the area they manage. This is to align them with the investors in the Company's products. In all other respects the FPP mirrors the DSP. The senior investment managers will continue to receive at least 50% of their long-term incentive award in the Man Group plc DSP so that they are also aligned with the shareholders.

Other Employee Share Schemes

In 2001, the Group introduced an Inland Revenue approved Sharesave Scheme in the United Kingdom and an Internal Revenue Code qualifying employee Stock Purchase Plan in the United States. Both are all-employee plans and executive directors are entitled to participate, subject to the relevant terms and conditions. The UK Sharesave Scheme contracts are for three or five year periods, with each participant permitted to save up to £250 per month to purchase Man Group plc shares at a discount. The option price is set at a 20% discount to the market value near the time the option is granted. Under the US Stock Purchase Plan, each participant is permitted to save up to $375 per month ($500 per month from 2005) to purchase Man Group plc shares at a discount, normally after a 24 month period, and is subject to a restriction on transfer of one year following purchase. The option price is set at a 15% discount to the market value on the date of grant.

Performance graph

The performance graph below compares the Company's total shareholder return performance against the FTSE 100 Index. The FTSE 100 comprises the 100 largest UK quoted companies by market capitalisation. It has been chosen because it is a widely recognised performance comparison for large UK companies. The graph shows the change in the hypothetical value of £100 invested in the Company's ordinary shares on 31 March 2003, compared with the change in the hypothetical value of £100 invested in the FTSE 100 Index, at 31 March in each year. This shows that Man has materially outperformed the FTSE 100 over this period.

Share consolidation

Unvested and unexercised shares and shares under option in the Group's long-term share-based incentive schemes at 26 November 2007 were not subject to the 7-for-8 share consolidation, as they did not participate in the distribution to return funds arising from the sale of Brokerage that coincided with the share consolidation.

Total shareholder return


£
500
400
300
200
100
0
2003
2004
2005
2006
2007
2008
Man Group plc
FTSE 100 Index

Business Review

Audited part of Remuneration Report

Directors' remuneration

The remuneration of the directors listed by individual director is as follows:

	Salary/ fees £'000	Benefits (j) £'000	Annual bonus £'000	2008 Total £'000	2007 Total £'000
Executive directors					
Peter Clarke (a)	462	11	6,724	7,197	5,159
Kevin Hayes (b)	250	1	1,949	2,200	–
Non-executive directors					
Jon Aisbitt (c)	299	–	–	**299**	75
Stanley Fink (d)	462	20	–	**482**	7,613
Alison Carnwath	78	–	–	**78**	95
Phillip Colebatch (e)	44	–	–	**44**	–
Dugald Eadie	96	–	–	**96**	85
Glen Moreno	95	–	–	**95**	95
Patrick O'Sullivan (e)	44	–	–	**44**	–
Former directors					
Kevin Davis – executive (f)	82	11	–	**93**	5,153
Harvey McGrath – non-executive (g)	220	–	–	**220**	362
Chris Chambers – executive (h)	–	–	–	–	161
Jonathan Nicholls – non-executive (i)	–	–	–	–	25
31 March 2008	**2,132**	**43**	**8,673**	**10,848**	
31 March 2007	2,063	129	16,631		18,823
US dollar equivalent				**$21.8m**	$35.7m

Notes:

a) Peter Clarke was appointed Group Chief Executive effective 30 March 2007.

b) Kevin Hayes was appointed to the Board on 31 May 2007 and is the Group Finance Director. Salary details are provided for the 10 month period from this date. Bonus details are for the 12 month bonus period.

c) Jon Aisbitt was appointed Chairman effective 1 September 2007.

d) Stanley Fink retired as Group Chief Executive on 30 March 2007 and was appointed from that date as non-executive Deputy Chairman.

e) Phillip Colebatch and Patrick O'Sullivan were appointed to the Board on 1 September 2007.

f) Kevin Davis resigned from the Board on 19 July 2007.

g) Harvey McGrath retired from the Board on 8 November 2007.

h) Chris Chambers resigned on 31 August 2005. Details of his outstanding share options and awards are given in the relevant tables below.

i) Jonathan Nicholls resigned from the Board on 20 July 2006.

j) The benefits of Peter Clarke, Kevin Davis and Stanley Fink almost entirely relate to a taxable benefit in kind assessment in connection with the Assisted Purchase Scheme (details of which are given on page 45).

Man Group plc vs FTSE 100 over 12 months to 31 March 2008 – share price (pence)



650
600
550
500
450
400
350
Mar-07
Apr-07
May-07
Jun-07
Jul-07
Aug-07
Sep-07
Oct-07
Nov-07
Dec-07
Jan-08
Feb-08
Mar-08
Man Group (+0.8%)
FTSE 100 (-9.6%)

Retirement benefits

Retirement benefits accruing to Peter Clarke under a defined benefit pension scheme and contributions to money purchase schemes relating to other directors were as follows:

Defined benefit scheme

	Age	Accrued pension at 31 March 2008 (a) £'000 per annum	Increase in accrued pension during the year £'000 per annum	Increase in accrued pension during the year (net of inflation) £'000 per annum	Transfer value at 31 March 2008 of increase in accrued pension during the year (net of inflation) (b) £'000	Transfer value of accrued pension at 31 March 2008 (b) £'000	Transfer value of accrued pension at 31 March 2007 (b) £'000	Increase in transfer value over the year £'000
Peter Clarke	48	70	23	21	240	794	655	139

Notes:

a) The accrued pension is the amount which would be paid if the director left service at 31 March 2008.

b) The transfer values have been calculated in accordance with the guidance note 'GN11' published by the Institute of Actuaries and Faculty of Actuaries.

	Money purchase schemes	
	2008 £'000	2007 £'000
Executive director		
Kevin Hayes	30	–
Non-executive director		
Stanley Fink	–	42
Former executive directors		
Kevin Davis	–	28
Chris Chambers	–	22

Business Review

Audited part of Remuneration Report continued

Shares under option under the Man Group Executive Share Option Scheme 2001 (a)

	Date of grant	Number of options: 1 April 2007	Granted during year	Exercised during year (b)	31 March 2008	Option price	Earliest exercise date	Latest exercise date
Executive director								
Peter Clarke (b)	June 2002	313,806	–	313,806	–	159.33p	June 2005	June 2012
	June 2003	253,716	–	253,716	–	212.83p	June 2006	June 2013
	June 2004	217,836	–	217,836	–	261.67p	June 2007	June 2014
	June 2005	254,238	–	–	254,238	236.00p	June 2008	June 2015
	June 2006	187,578	–	–	187,578	399.83p	June 2009	June 2016
	June 2007	–	155,575	–	155,575	578.5p	June 2010	June 2017
Non-executive director								
Stanley Fink (b)	July 2001	454,296	–	454,296	–	154.08p	July 2004	July 2011
	June 2002	439,332	–	439,332	–	159.33p	June 2005	June 2012
	June 2003	347,688	–	347,688	–	212.83p	June 2006	June 2013
	June 2004	294,270	–	–	294,270	261.67p	June 2007	June 2014
	June 2005	338,982	–	–	338,982	236.00p	June 2008	June 2015
	June 2006	216,588	–	–	216,588	399.83p	June 2009	June 2016
Former executive directors								
Kevin Davis (b)	June 2003	225,816	–	225,816	–	212.83p	June 2006	Dec 2007
	June 2004	217,836	–	217,836	–	261.67p	June 2007	Dec 2007
	June 2005	254,238	–	254,238	–	236.00p	June 2008	Dec 2007
	June 2006	187,578	–	187,578	–	399.83p	June 2009	Dec 2007
Chris Chambers (b)	June 2004	217,836	–	217,836	–	261.67p	June 2007	Dec 2007
	June 2005	254,238	–	–	254,238	236.00p	June 2008	Dec 2008

Notes:

(a) For all grants prior to June 2006, 50% of each option will vest if the Company's underlying earnings per share growth matches or exceeds the growth in RPI plus 3% per annum, with the entire option vesting at RPI plus 6% per annum. For all grants from June 2006 and onwards 50% of each option will vest if the Company's underlying earnings per share growth in the single three year performance period matches or exceeds the growth in RPI plus 5% per annum, with the entire option vesting at RPI plus 10% per annum. The options granted in 2001, 2002, 2003, 2004 and 2005 have fully met the performance criteria.

(b) Peter Clarke exercised his 2002, 2003 and 2004 Executive Options on 7 June 2007 when the share price was 568.05 pence, giving a gain of £2,851,232.54. Stanley Fink exercised his 2001, 2002 and 2003 Executive Options on 18 June 2007 when the share price was 621 pence, giving a gain of £5,568,580. Kevin Davis exercised his remaining 2004 options on 7 June 2007 when the share price was 568.05 pence, giving a gain of £64,524.32. Kevin Davis also exercised his remaining 2003, 2005 and 2006 options on 19 July 2007 when the share price was 606.98 pence, giving a gain of £2,901,287. Chris Chambers exercised his 2004 options on 7 June 2007 when the share price was 568.05 pence, giving a gain of £667,405.94.

Share awards and matching awards under the Performance Share Plan (a)

	Date of award	Performance Share Plan – Number of awards: 1 April 2007	Awarded during year (f)	Transferred during year (b)	31 March 2008 (d)	Transfer date
Executive director						
Peter Clarke	June 2003	134,742	–	134,742	–	
	June 2004	112,068	–	–	112,068	June 2008
	June 2005	133,164	–	–	133,164	June 2009
	June 2006	95,370	–	–	95,370	June 2010
	June 2007	–	76,567	–	76,567	June 2011
Non-executive director						
Stanley Fink	June 2003	182,016	–	182,016	–	
	June 2004	149,418	–	–	149,418	June 2008
	June 2005	177,552	–	–	177,552	June 2009
	June 2006	110,124	–	–	110,124	June 2010
Former executive directors						
Kevin Davis (c & g)	June 2003	134,742	–	134,742	–	
	June 2004	112,068	–	112,068	–	
	June 2005	133,164	–	–	92,789	June 2008
	June 2006	95,370	–	–	34,229	June 2009
Chris Chambers	June 2004	85,662	–	85,662	–	
	June 2005	57,276	–	–	57,276	June 2008

Footnotes (a)-(g) to the above table are given on the next page.

Audited part of Remuneration Report continued

	Date of award	Performance Share Plan Matching Awards				
		Number of awards				
		1 April 2007	Awarded during year (f)	Transferred during year (b)	31 March 2008 (e)	Transfer date
Executive director						
Peter Clarke	June 2006	457,782	–	–	457,782	June 2010
	June 2007	–	810,714	–	810,714	June 2011
Non-executive director						
Stanley Fink	June 2003	945,552	–	945,552	–	
	June 2004	1,120,656	–	–	1,120,656	June 2008
	June 2005	1,024,326	–	–	1,024,326	June 2009
	June 2006	1,398,780	–	–	1,398,780	June 2010
Former executive directors						
Kevin Davis (c & g)	June 2003	778,812	–	778,812	–	
	June 2004	466,944	–	466,944	–	
	June 2006	648,522	–	–	232,757	June 2009
Chris Chambers	June 2004	314,088	–	314,088	–	
	June 2005	46,674	–	–	46,674	June 2008

Notes:

(a) No award will be transferred unless the Group maintains an average annual Return on Equity of at least 20% across the performance period. Awards will be transferred at levels above this on a linear sliding scale. Full benefits of an award can only be transferred when annual Return on Equity has averaged 30% or more. Entitlements are subject to an additional one year restriction on transfer to participants dependent upon continued employment with the Group. During the year, the 2003 awards vested at 100% and were transferred in June 2007. The 2004 awards will vest at 100% and will be transferred in June 2008.

(b) Shares awarded to Peter Clarke, Kevin Davis and Stanley Fink in 2003 and Chris Chambers in 2004, and matching shares awarded to Kevin Davis and Stanley Fink in 2003 and to Chris Chambers in 2004 under the Performance Share Plan were transferred to them on 7 June 2007. The share price was 568.05 pence at that date giving the following market values: Peter Clarke £765,402; Kevin Davis £5,189,444; Stanley Fink £6,405,150; and Chris Chambers £2,270,780.

(c) Shares and matching shares awarded to Kevin Davis in 2004 under the Performance Share Plan were transferred to him on 19 July 2007 at the time of the IPO of MF Global. The share price was 606.98 pence at that date giving a market value of £3,514,487.

(d) Of the Performance Share Plan shares outstanding at 31 March 2008, the following shares will be transferred in June 2008: Peter Clarke 112,068 shares; Kevin Davis 92,789 shares; Stanley Fink 149,418 shares; and Chris Chambers 57,276 shares.

(e) Of the matching shares awarded under the Performance Share Plan outstanding at 31 March 2008, the following shares will be transferred in June 2008: Stanley Fink 1,120,656 shares; and Chris Chambers 46,674 shares.

(f) In relation to shares awarded on 7 June 2007, the share price was 586.1 pence representing the five-day average prior to that date.

(g) As a result of the IPO and the subsequent departure of Kevin Davis as a director of the Company, a total of 101,516 shares and 415,765 matching shares under the Performance Share Plan originally held by Kevin Davis, lapsed on 19 July 2007.

Business Review

Matching share awards under the Group's Co-Investment Plan (a)

	Outstanding at 31 March 2007	Awarded during year	Excercised in year	Outstanding at 31 March 2008
Kevin Hayes (b)	468,916	–	–	468,916

Notes:
(a) Details of the performance conditions relating to the Group's Co-Investment Scheme are given on page 45.
(b) Kevin Hayes was granted matching awards under this scheme prior to his appointment as a director.

Directors' interests in ordinary shares of Man Group plc (c)

	Number of shares	
	31 March 2008	31 March 2007
Executive directors		
Peter Clarke	4,422,966	4,348,499
Kevin Hayes	95,284	–
Non-executive directors		
Jon Aisbitt	1,531,250	1,500,000
Stanley Fink	9,500,010	24,070,048
Alison Carnwath	184,771	426,546
Phillip Colebatch	–	–
Dugald Eadie	340,187	363,000
Glen Moreno	–	100,000
Patrick O'Sullivan	–	–
Former directors		
Kevin Davis (d)	371,060	6,429,571
Harvey McGrath (e)	31,980,800	31,980,800

Notes:
(c) All of the above interests are beneficial.
(d) Interest as at 19 July 2007, the date of Kevin Davis' resignation as a director.
(e) Interest as at 8 November 2007, the date of Harvey McGrath's resignation as a director.
(f) In addition to reflecting share transactions by directors during the financial year to date, the interests at 31 March 2008 also take account the share consolidation on 26 November 2007.
(g) There has been no change in the directors' interests in the ordinary shares of Man Group plc from 31 March 2008 to the date of this report.

The market price of the Company's shares at the end of the financial year was £5.54. The highest and lowest daily closing share prices during the financial year were £6.29 and £4.43 respectively.

For and on behalf of the Board
Dugald Eadie
Chairman, Remuneration Committee
29 May 2008

Risk management is an essential component of both the investment management process for investors in our fund products and in our approach to maintaining a high quality, sustainable business for our shareholders.

Investors in our fund products assume the risks and rewards arising from their investment. The fund products are governed by independent fund director boards. Our Core Investment Managers provide management services or advisory services to the boards under their investment management agreements. Our Core Investment Managers have risk management processes which actively monitor market, credit, liquidity and operational risks of underlying investment portfolios and this is part of the value proposition we offer investors. In the section on the Core Investment Managers we describe the investment management and risk management processes at the investment manager level.

The Board of Directors and management are responsible for the measurement, monitoring and management of risks related to the Group. These include the risk that we might fail to perform satisfactorily the risk management services the Core Investment Managers offer investors in the funds.

Our strategy is to identify, monitor and measure risk throughout the Group and then, through risk management, act to mitigate these risks within the framework of our risk appetite. Within our risk management framework, we maintain sufficient excess capital and substantial liquidity resources to give us flexibility both to continue to finance long-term growth and to operate the business effectively under market stress situations. Risk management is the responsibility of all our people and they individually and collectively play active roles in preserving and protecting our franchise.

There are three key elements of our risk management process:

The risk governance framework
- Establishing clear functional responsibilities and accountabilities and committee structures for the management of risk.
- Setting risk policies, delegated authorities and limits consistent with the risk appetite.
- Ensuring appropriate skills and resources are applied to risk management.

The risk appetite of the Company
- Setting the overall tolerance for a risk related loss in terms of quantitative and qualitative measures.

Risk identification, measurement and mitigation
- Assessing the potential impact on the Group of internal and external factors that might give rise to a direct or indirect loss or demand for liquidity.
- Using a range of methodologies including economic capital, value-at-risk, stress testing, scenario analysis and qualitative assessment to assess the potential impact and likelihood of the identified risks.
- The process of systematically monitoring and reporting on the Group's risk profile against its risk appetite, exposures against limits, losses and other risk related incidents, compliance issues and the effectiveness of the Group's internal controls.

Risk governance – responsibility and accountability

The Board of Directors is ultimately responsible for the framework of risk governance and risk management. The Board is responsible for determining risk strategy, setting the Group's risk appetite and ensuring that risk is monitored and controlled effectively.

During 2007, we reviewed the effectiveness of our risk management process and established two separate committees: the Risk Assurance Committee and the Finance Committee. These two Committees replaced the previous Group Risk Committee. Both Committees have delegated authority approved by the Board of Directors and defined terms of reference.

The Risk Assurance Committee is chaired by the Chief Executive or alternately the Finance Director. The Finance Committee is chaired by the Finance Director, or alternately: the Head of Risk or the Head of Funding. Membership of the two committees includes the heads of Finance, Compliance, Risk and Legal, together with the Chief Operating Officers from each of the Core Investment Managers and their respective risk managers. The Committees meet each month and minutes and papers are circulated to all members. The Committees submit regular reports to the Audit and Risk Committee of the Board.

The Risk Assurance Committee is responsible for:
- Monitoring operational risks arising from: systems, processes, people and external events and including major project, regulatory and legal risks;
- Monitoring reputation risks, whether arising directly from the Group's activities, indirectly from third parties acting on behalf of the Group or by contagion from the activities/actions of competitors;
- Monitoring the findings of and management actions in response to Internal and External Audit and Compliance programmes; and
- Developing and maintaining the integrity of the internal control infrastructure and operational risk policies.

Finance Committee is responsible for:
- Developing and maintaining the integrity of the financial control and reporting infrastructure;
- Supporting the profitable growth of the Group through the effective and active management of capital and liquidity resources, while maintaining compliance with regulatory and economic capital requirements;

- Maximising shareholder value through the optimization of capital and liquidity resources; and
- Projecting and maintaining the cross cycle financial stability of the Group to preserve shareholder value.

The Finance Committee has delegated authority from the Board for allocation and use of capital and liquidity resources of the Group.

Senior management in the businesses are accountable for all risks assumed in their areas of responsibility and for the execution of appropriate risk management discipline within the framework of policy and delegated authority set out by the Board. The results of risk taking decisions are reflected in the economics of the businesses assuming the risk. The principle of individual accountability and responsibility for risk management is an important feature of our corporate culture.

Day to day independent and objective assessment and monitoring of risk is provided by various risk control functions at the Group level and in the business. These risk control functions include the Group Risk, Finance, Legal, Compliance, HR and Internal Audit. In addition, risk management functions reside within each business unit. There are formal reporting lines and segregation of duties for the key risk, compliance, legal and finance functions.

Risk appetite

Risk appetite is the amount and type of risk that the Group regards as appropriate for it to accept in order to execute its strategy. The Board regularly reviews and sets this in the form of nine risk appetite statements, which it sets in the context of the Group's strategy and the requirements of various stakeholders, including the regulatory framework in which we operate.

The risk appetite statements, which are summarised below provide the benchmark against which the Group's risk profile is reported, monitored and managed by the Board, Audit and Risk Committee, Finance Committee and Risk Assurance Committee. Risk appetite also forms the basis for the calibration and setting of the delegated authorities and financial limits for all aspects of market, credit and liquidity and operational risk.

Risk management is the responsibility of all our people and they individually and collectively play active roles in preserving and protecting our franchise.



From left to right

Edmund Wood
Group Financial Controller

David Smith
Head of Internal Audit

Ian Jarvis
Head of Corporate Finance

David Browne
Head of Group Funding and External Relations

Chris Chaloner
Head of Group Risk

The Group's nine risk appetite statements address both quantitative and qualitative aspects of risk taking.

The quantitative risk appetite statements address:

- maximum tolerance for market, credit and operational losses;
- the maintenance of a minimum credit rating level;
- minimum economic and regulatory capital surpluses;
- the maximum earnings volatility; and
- minimum excess liquidity resources to meet peak stressed liquidity requirements without the need to liquidate assets or raise capital.

The qualitative risk appetite statements address:

- regulatory risk;
- reputation risk;
- operational risks in the execution of business plans; and
- risk related decision making, especially in relation to new business opportunities.

Risk management identification, measurement and mitigation

The following section explains the areas of risk that could have a material consequence to the Group. Associated with the identification and description of each risk is the associated strategy that we have in place to mitigate the effects of the risk to our franchise.

These risks are classified as either:

- business risk management;
- liquidity management;
- market risk management;
- operational risk management;
- credit risk management; or
- reputation risk management.

Business risk

Business risk is the risk that our market leadership position may be eroded resulting in the future profitability of the Group being reduced or the sustainability of its franchise becoming impaired. These risks may arise from short term cyclical changes, fiscal and regulatory changes or from unfavourable longer-term business trends.

Our strategy is to maintain and grow our market leading position in the investment management business. In determining our strategy the Board takes account of business risks and ensures that the strategy is focused on mitigating these risks.

The key business risks and the strategies we employ to mitigate these risks are:
- Investor appetite for alternative investment products;
- Under performance of fund products;
- Risk management process in the core investment manager;
- Investment manager capacity;
- Concentrations in investors and distribution capacity;
- Reduced financial leverage and increased cost;
- Regulatory changes;
- Fiscal changes;
- Loss of key individuals;
- Product profitability; and
- Corporate taxation.

Investor appetite for alternative investment products
Extreme events in the financial markets can cause a change in investor appetite for alternative investment products. Our 20 years' of experience and long track record demonstrate our ability to deliver long-term cross cycle returns that are differentiated from the returns in other markets. We have a targeted set of products that offer investors a range of risks and returns depending on their risk appetite including some products with guarantees which ensure capital preservation. Our investment in client services ensures that there is active and timely communication with investors to provide them with the appropriate information to make confident investment decisions. Our Core Value Drivers mitigate potential short term changes in risk appetite for alternative investment products.

Under performance of fund products
One of the business risks we face is the under performance of a fund product or groups of funds in a particular style compared to other investment products or the broad market. This could lead to increased redemptions and lower future sales, thereby reducing funds under management and management and performance fees. To mitigate this risk for the private investor we develop our products with three important features: investment diversification through selection of leading investment managers, ongoing risk management and robust analytical portfolio selection processes, and, in the case of guaranteed products, principal guarantees at maturity. We have developed a diversified group of investment managers who have proven track records of actual and analytically tested returns and volatilities. As part of the initial and ongoing due diligence process the portfolios are tested against a variety of market conditions so that they remain resilient and robust across cycles. The guaranteed products have a principal guarantee component which gives the investor confidence to stay invested long term and to withstand short-term market volatility. For institutional investors we offer a wide range of investment products with different risk and return characteristics so that, as their investment risk appetite changes, they can switch products and stay invested. This product diversification together with interactive investor services helps mitigate the risk of redemptions.

Risk management process in the core investment manager
If the core investment managers fail to perform the risk management services on behalf of the fund products effectively, the Group could be exposed to business and reputation risk. This risk is mitigated by strong risk controls and due diligence procedures which are applied in the due diligence processes of manager selection, portfolio construction and ongoing risk monitoring. Risk management personnel, independent of the Core Investment Managers, have monitoring and risk management responsibility to ensure that the risk management process operates appropriately within the Core Investment Managers. These processes ensure that risk management is effectively applied throughout the investment management process, and mitigates business and reputation risk.

Investment manager capacity
The fund of hedge funds and multi-strategy Core Investment Managers source and allocate investor funds to approved third party investment managers. There is a risk that these Core Investment Managers are not able to find sufficient differentiated investment capacity to meet the investment parameters of their products. To mitigate this risk the Core Investment Managers maintain a global network of relationships and contacts to identify existing and early stage managers. Teams of due diligence professionals in each region constantly monitor their local market for high quality investment capacity. The leadership position we have in the industry, our distribution capacity and our strong capital base make us an attractive partner for an existing manager with differentiated capacity. We have an award winning seeding platform to provide capital to emerging managers. Our global network and investment selection processes ensures that we have adequate, differentiated investment capacity to grow our business.

Based on quantitative trading algorithms, AHL executes a significant volume of transactions daily, primarily on the world's largest and most liquid futures exchanges and foreign exchange markets. The capacity risk for AHL is measured in terms of execution slippage which refers to the difference, in price terms, between the system generated instruction price and the actual execution price. A sustained or significant increase in overall slippage across all markets is a warning sign that the weight of capital being placed behind trades cannot be sustained without degrading returns. Consequently, AHL monitors slippage closely to assess execution quality as well as to gauge capacity. AHL maintains relationships with over 90 brokers worldwide who provide access and liquidity to over 102 exchanges. Business is allotted to these brokers on the basis of execution performance. In addition, AHL clears its business through two primary clearing brokers. With a steady increase in assets over the years, AHL has successfully contained overall slippage within a relatively tight band. AHL has been able to extend trading capacity by taking advantage of the steady proliferation in futures markets and contracts and by developing and diversifying its execution infrastructure. Initiatives such as the Oxford Man Institute provide a catalyst for developing further innovation regarding capacity and execution techniques.

Concentrations in investors and distribution capacity
We distribute our products to a broad range of institutional and private investors across the major regions of the world. There is a risk that the appetite for our products among a concentrated group of investors or distributors may change, resulting in a sudden reduction of funds under management and associated economics. We mitigate investor concentration risk through the continued growth and diversification of our distribution network, and through having a breadth of products targeted to different segments of the market.

Historically, 60% of our funds under management are from private investors and forty percent from institutional investors. We maintain offices in our major markets to ensure close contact with our investors and distributors. We select distribution partners that have global size and scale or a local leadership position. Our distributors are the largest financial institutions, wealth advisors and brokers. We currently have over 2,000 distributors globally. The top 25 distributors account for 38% of private investor funds under management.

Our institutional investors are geographically dispersed and are among the largest banks, pension funds, insurance companies and asset managers. Switzerland is a significant market for us due to its focus as a centre for many private banking and insurance institutions. We have over 250 institutional investors (refer to the Distribution section for further details). The top 20 institutional investors account for 60% of institutional funds under management.

Our largest institutional investors often have multi-year agreements with regards to specific capacity and fees. As these agreements expire and are renegotiated, funds under management and/or fees may be reduced. Through the continued performance of our fund products, our ability to offer unique access to investment management capacity and quality client services we endeavour to retain these investors and the level of fees.

Reduced financial leverage and increased cost
There is a risk that the appetite of financial counterparties that provide financing to support the leverage in fund products reduces. To mitigate this risk we facilitate a process whereby the fund products directly borrow on term from a wide group of the largest financial institutions many of whom also distribute the fund products. These fund products are designed to operate within defined liquidity parameters so that liquidity is provided to the products on a dynamic basis. If the fund product were to incur a significant performance loss the fund would be systematically de-leveraged to preserve the investors' capital which is subordinate to the financial counterparties lending.

The cost of leverage is included in the performance of the funds, if this cost increases, investment managers may have to reduce leverage or seek alternative trading strategies. The use of managed accounts by our Core Investment Managers assists in the rational optimisation of funding within the fund product. In addition, our strategy of combining managed futures (which trade on margin) with other investment styles allows for the efficient provision of leverage into the products.

These strategies mitigate the effects of short and medium term decreases in financing appetite and the impact on performance of the cost of leverage.

Regulatory changes
We operate in a highly regulated environment and therefore constantly ensure our products and sales practices are compliant with regulations in a large number of jurisdictions. Our dedicated regulatory and compliance teams provide us with a source of competitive advantage as they enable our products to be robust and provide us with speed to market for our new product launches globally. Regulatory changes could present a risk to our business and make it more difficult to market alternative investment products to our investors. We therefore have an active dialogue with all our regulators and monitor proposed changes. We believe that being proactive in regulatory developments results in us maintaining our competitive advantage.

Fiscal changes
The fiscal treatment of alternative investment products varies by jurisdiction. In certain jurisdictions the current fiscal treatment of the products does not make them attractive for private investors when compared to traditional investment products. As a general trend we continue to see the tax authorities in certain jurisdictions moving towards treating alterative investment products on the same fiscal basis as traditional investment products. This trend is favourable to our business, however it is possible that it could reverse and negatively impact the growth of our business.

As a global leader in investment management we develop products to meet the specific requirements of investors in different regulatory and fiscal jurisdictions. Our structuring, compliance and legal teams are located in the major regions to ensure that our products are continuously compliant. As a result we have a range of on-shore and off-shore products suited to meet the fiscal and investment needs of our private investors. The breadth of our products and global spread of our investors and our worldwide distribution capability mitigates the financial effect that a negative change in any particular jurisdiction might have.

Loss of key individuals
Our people are a key asset. There is a risk that key individuals leave the business resulting in a loss of knowledge or expertise. To mitigate this risk we have a performance management and advancement system based on merit. This ensures that people understand their performance expectations and objectives, their career progression and their compensation and compensation potential. This clarity gives our people a sense of focus. To enable our people to understand their career potential we have an active succession planning process at all levels in the organisation.

When we have to recruit from outside the Group, our leadership position within the industry makes us a preferred employer. Attracting the best talent, motivating them to excel, retaining them and ensuring that they progress in their careers is fundamental to the sustainability of our business and our leadership position.

The size and scale of our distribution network, the span of our investment management capacity and the breadth of our product range reduce our reliance on any key individuals to generate performance. Our management has significant expertise in each of their respective areas. They also understand, as a cultural imperative, the need to identify and advance the next generation of leaders through succession planning and mobility. Many of our Core Investment Managers have a history of success over a 20 year period, each driven by successive strong leadership.

Product profitability

We operate in a competitive environment and therefore are subject to market dynamics which could lead to a reduction in historical product profit margins. Our business model offers us significant flexibility to mitigate the effects of this risk. Our constant focus on top quartile investment management capacity enables our products to perform and enjoy continued demand. The provision of quality investor services in the form of investment reporting and research are value adding services for the investors. We constantly look to develop new investment opportunities and to develop new products so that we can ensure that the breadth of our product range is differentiated and attractive to our investors.

The size and scale of our business allows us to create operational efficiencies across all our processes and services. Our distribution network, both our institutional sales force and our distributors, are a variable cost linked to sales volumes and the maintenance of funds under management. A significant portion of our compensation cost base is represented by discretionary bonus compensation which is variable with performance. Tight budgetary controls exist in the business to ensure that increases in costs are matched to corresponding increases in sales and revenues. The overall variability of our cost base allows us to react quickly to short and medium term downturns to preserve product and profitability levels.

Corporate taxation

We operate globally and are subject to corporate taxation in a number of different jurisdictions. Changes in fiscal regulation or changes in the jurisdictional mix of our profits could increase the long term effective corporate tax rate. The majority of the Group's profit continues to be earned in Switzerland and the UK and the current effective tax rate is consistent with this profit mix. We have negotiated agreements with the UK and Swiss tax authorities covering the transfer pricing arrangements in respect of the main fee flows between legal entities in those jurisdictions. In the past two years, we have satisfactorily concluded tax audits with the tax authorities in the major jurisdictions in which we operate.

As we continue to grow and expand our global business the proportion of profits earned outside the UK and Switzerland is likely to increase and this could lead to an increase in corporate tax rates. This would be concurrent, however, with an increase in profits for the Group.

We are closely monitoring the progress of the consultation process undertaken by the UK tax authorities with respect to the taxation of foreign profits. Detailed proposals have not yet been published, but at this stage we do not anticipate that there will be a material effect on the group's corporate tax rate.

Liquidity

The Group's strategy is to maintain sufficient liquidity to give it the flexibility to support the business through different market conditions and business cycles. The amount of liquidity is modelled based on scenarios that assume stressed market conditions. Liquidity is in the form of committed bank facilities and cash which is invested in short-term bank deposits to ensure that it is available as required. The Board reviews the Group's funding resources at each Board meeting and on an annual basis as part of the strategic planning process.

The Group, as investment manager for the funds, negotiates and arranges the financing for fund products as required by the investment strategies. The fund products operate with independent fund boards and are independent from the Group. The Group is not committed to provide financing to the fund products, other than through committed purchase agreements with certain fund products.

Guaranteed products

The guaranteed products require leverage as part of the product structure. This leverage is provided by financial institutions directly to the fund products and collateralised by the underlying fund investments and supported by investors' capital in the funds. This financing is provided on a non recourse basis to the investors. As at 31 March 2008 the funds had borrowings totalling $12.4 billion from 24 banks (2007: $11.3 billion). The Group does not guarantee any of this external financing.

Core investment managers

The Group regularly provides financing to the fund products on an uncommitted basis. This financing is provided so that the products can operate their investment and rebalancing process in an orderly and efficient way to optimise the investment exposure for investors. The funding is charged to the fund products at market rates of interest. All loans to funds are repayable on demand.

Committed Purchase Agreements

Committed Purchase Agreements (CPAs) are provided to certain fund products to support liquidity gaps between net investor redemptions and the redemption proceeds from underlying investment managers. As at 31 March 2008, CPAs to all fund products amounted to $2.7 billion. The liquidity requirement of these commitments is modelled and provided for through maintaining cash or cash equivalents and committed bank facilities. In normal conditions these redemptions are funded from available cash resources and underlying fund units are redeemed through the normal redemption process. We have modelled the liquidity requirements of the portfolio of CPAs under various stress scenarios. These scenarios take into account the notice and payment period required in the redemption process, the redemption rate given the capital guaranteed nature of the product, the length of time that liquidity is required in the redemption process of the underlying fund products and other steps to moderate redemptions or shorten the period financing is required. This analysis forms part of the stress liquidity modelling used by the Board to determine the amount of contingent liquidity required to be maintained by the Group.

Available liquidity

	Total $m	Maturity by period: Less than 1 year $m	1-3 years $m	3-5 years $m	After 5 years $m
Drawn					
Subordinated FRN	400	–	–	400	–
Undrawn					
Committed syndicated bank facility	2,500	–	–	2,500	–
Committed bilateral bank facilities	330	330	–	–	–
Total debt facilities	**3,230**	**330**	**–**	**2,900**	**–**
Cash balances	1,876				
Total available liquidity	**5,106**	**330**	**–**	**2,900**	**–**

AHL margin requirements
AHL executes futures and options transactions on the world's largest futures exchanges. The exchanges require both initial and variation margin to be posted. Intra day and short-term margin bridging may be required until cash is released from exchanges into the various AHL funds. When this happens the Group has the discretion to fund these intra day and short-term margin calls.

Liquidity Management
On the basis of these funding requirements and the stress scenarios used to calculate the potential liquidity requirements, the analysis shows that the Group can meet its stressed liquidity requirements.

The Group has a contingency funding plan in place under which a Funding and Liquidity Taskforce would meet in circumstances of extreme liquidity stress to consider the actions that the Group should take to manage its funding requirements. These actions could include the recall of loans to funds which are, substantially, discretionary facilities repayable to the Group on demand. The plan is tested regularly to confirm its effectiveness and also to identify and address any operational issues with its implementation.

Available liquidity
As at 31 March 2008 the Group had total debt facilities of $3.2 billion (2007: $4.2 billion) of which $2.8 billion (2007: $2.6 billion) was unused. The table above summarises the Group's available facilities (drawn and undrawn) by maturity as at 31 March 2008 based on final expected maturity.

In July 2007 we replaced our previous $2.275 billion syndicated revolving loan facility with a similar five year committed facility of $2.5 billion. At 31 March 2008 this facility was unused. The committed facility was drawn for 193 days during the year, with an average drawdown of $420 million and a maximum drawdown of $875 million.

The Group has a $400 million US dollar denominated subordinated FRN issued in September 2005 by Man Group plc. This subordinated debt qualifies as Tier 2 capital for regulatory capital purposes. It has a 10 year final maturity with a call option at year five.

In May 2008, the Group issued $300 million of 11% Perpetual Subordinated Capital Securities. This debt qualifies as Tier 1 regulatory capital and is convertible into preferred stock which is also classified as Tier 1 regulatory capital. This issuance is part of our strategy to diversify our funding and tier our capital structure.

The Group's long-term senior debt ratings are A- from Fitch Ratings and Baa1 from Moody's Investor Services, both with stable outlooks. Concurrent with the issuance of the 11% Perpetual Subordinated Capital Securities both Fitch and Moody's reaffirmed their ratings.

Market risk
Market risk is the possibility that the Group may suffer a loss from market value changes in the carrying values of assets or liabilities. The Group makes seed investments in the funds of early stage managers as part of the due diligence process or in newly launched products to develop a performance track record. Managed accounts are used for seed investments to give us the transparency needed to analyse the risk, performance and investment strategy. Seed investments are generally held for less than one year, which is sufficient to establish whether the manager has consistent returns. At that point the seed investment is redeemed and investor money is allocated or the managed account is closed. The objective of the seed investment programme is to establish capacity for our Core Investment Managers, from which we can earn management and performance fees in the future. The seed investment portfolio is not intended to generate direct returns for the Company.

Limits are placed on seed investments in funds, both at the level of the individual fund and in aggregate. These limits are set in accordance with delegated authorities approved by the Board. A series of risk measures and limits relating to seed investments is reviewed regularly. Risk is measured using value at risk with a one year time horizon at a 95% confidence interval. As at 31 March 2008, seed investments in fund products amounted in aggregate to $1,279 million (2007: $836 million). The value at risk (at a 95% confidence level) of the seed investment portfolio was $70 million, economic capital was $225 million and the regulatory capital was $301 million.

Operational risk
The Group could suffer losses due to operational risk and damage to its reputation arising from any failures in processes and procedures in its business. Examples of significant operational incidents that could arise are: fraud, theft of our intellectual property, technology failures, fund valuation errors, mis-selling of products or errors in fund prospectuses. The Group mitigates these risks through a culture that emphasises the importance of effective risk management, strong internal controls, sound governance and a clear understanding of the competitive advantage and value of maintaining our reputation.

The Group pays particular attention to operational and reputational risks relating to product suitability, sales practices at intermediaries and the accuracy of its valuation and investor reporting processes. It aims to operate only through regulated intermediaries in all jurisdictions where investment advice is a regulated activity and continues to invest heavily in technology to improve its investor servicing. Man Valuation Services Ltd is subject to a regular SAS70 process and a dedicated team also exists to monitor the quality and reliability of administration and valuation service providers to the fund products, as well as for underlying managers where a managed account is in place.

As part of the operational risk management framework, business areas are responsible for preparing and reviewing appropriate key risk indicators which measure the integrity and effectiveness of their internal control environment. These are discussed at monthly meetings of the Risk Assurance Committee together with reports on operational incidents (losses or significant 'near misses') experienced by the business or by relevant peer group companies.

Many of the Group's operating processes are dependent on the integrity and robustness of its information technology systems and significant resources are devoted to protecting the resilience of these systems. This includes formal business continuity plans and appropriate remote data back-up and disaster recovery facilities for each of our key locations. This ensures continuity of our business critical systems and functions in the event of disruption at any key location. Business continuity for our core activities is regularly tested to maintain effectiveness.

The system of internal control is subject to regular review by Internal Audit, based on an audit programme approved annually by the Audit and Risk Committee of the Board. The programme covers the business areas and processes that are most significant in terms of the Group's risk profile and where there are key controls on which the Group relies.

As part of our economic and regulatory capital framework we have developed a database of actual and potential operational incidents and we factor these into the scenarios used to model the capital required to protect the Group against the potential effects of operational risk. We have an ongoing programme to identify and implement enhancements to our processes, generally through systematic automation, which ensures that the potential for incidents to recur is minimised. Through this process we mitigate the effects of historical losses and optimise our capital base while building scalable operations for future business growth.

Insurance coverage

The Group has a programme of insurances designed to reduce its exposure to liability and to protect its assets. These are provided by a syndicate of third party insurers and financially mitigate the economic consequences of risks. Any significant changes in the risk profile of the Group are taken into account by careful mapping and tailoring of the insurance programmes to the Group's risk exposures. This approach is designed to maximise breadth of cover and certainty of response in respect of key third party liabilities, loss of our assets, business interruption and people-related exposures.

Credit risk

Credit risk is the possibility that the Group may suffer a loss from the failure of our counterparties and customers to meet their contractual obligations. This includes the risks that the Group may suffer a loss under guarantees issued or commitments given to third parties. The Group is primarily exposed to credit risk in respect of discretionary lending to fund products managed by our Core Investment Managers and from our cash deposits with banks.

The Group is exposed to credit risk with respect to deposits placed with various banks. As at March 2008, total deposits with banks aggregated $1,876 million (2007: $1,571 million). The largest single deposit with a financial institution was $450 million and the portfolio had an average credit rating of AA.

The Group's aggregate lending to funds and the amount it lends to an individual fund are subject to limits approved under delegated authorities from the Board. The credit quality of the funds are evaluated and an internal credit rating is assigned. Based on the investor equity, and any other financing provided to the funds we apply an equivalent credit rating of between A and AA to the funds. The loans to funds are repayable on demand. Historically, there have been no credit defaults on loans to funds. Loans to fund products were $369 million at the year-end (2007: $400 million).

Empyrean Re, a wholly owned subsidiary, writes short-term excess of loss reinsurance for certain trade credit insurers and re-insurers. Empyrean Re was established to investigate the potential opportunities in the credit reinsurance market and it is planned that our investment will eventually be syndicated to investors through new investment products.

To establish a performance track record the Group has committed capital in a separately registered Bermudan based insurance company. Empyrean Re is exposed to credit losses, net of reinsurance recoveries and hedges, resulting from defaults by single name debtors. Empyrean Re manages credit default risk by actively monitoring the creditworthiness of the debtors, maintaining exposures within defined limits and through capital markets hedges. The portfolio of trade receivables has 230 trade debtors with the top 10 representing 49% of the exposure after hedging. At 31 March 2008, our credit exposure (after hedging) was $548 million (2007: $87 million).

Reputation risk

The maintenance of our reputation as a world leader in the investment management business is a key component of our ability to achieve our strategic objectives. Trust and integrity are essential prerequisites to maintaining our long-standing customer relationships, establishing new ones and deepening our relationships with our stakeholders. Maintaining, quantifying and evidencing transparent corporate behaviour sustains and enhances our reputation and the trust of our key stakeholders.

Highlighted in each of the Core Value Drivers is a section on corporate responsibility and the strategies for the maintenance of our reputation. As a framework for our people we have a Corporate Responsibility Manual and an Ethical Policy which are available on our website. More detailed policies address issues such as our responsibilities to our people, investors, our sales and trading practices, including our approach to new products, potential conflicts of interest, anti-money laundering, whistle-blowing, data confidentiality and privacy. These policies are reviewed frequently so that they remain consistent with our high standards and meet or exceed regulatory requirements.

The Risk Assurance Committee reviews compliance with our policies and monitors key risk indicators relating to the maintenance of our reputation. The Board of Directors also reviews the Corporate Responsibility plan, annually.

Industry Best Practices
The Group believes that it is in the interests of the hedge fund sector to implement the best practice standards published in January 2008 by the UK-based Hedge Fund Working Group (www.hfsb.org). Accordingly, the Group's UK regulated entity Man Investments Limited signed as a founding member of the Hedge Fund Standards Board in respect of its Core Investment Manager, AHL. The standards address important areas of hedge fund practice including disclosures, valuation, risk management and fund governance. Man Investments Limited is required to issue a disclosure statement to investors and interested parties in respect of its compliance by the end of December 2008.

Economic and Regulatory Capital
Equity capital is maintained to absorb losses and to provide the Group with capital flexibility to grow the business. The Group calculates economic capital using a series of risk exposures and economic scenarios. In addition the Group is subject to the regulatory capital regime of the Financial Services Authority in the United Kingdom, the Group's primary regulator.

As at 31 March 2008 the Group's economic capital requirement was $535 million. The regulatory capital requirement amounted to around $1.0 billion. Regulatory capital is currently the binding constraint for the Group.

Regulatory capital
As at 31 March 2008, the Group had excess regulatory capital of around $1.6 billion, compared with $675 million as of 31 March 2007.

The Financial Resources have increased from the prior year as a result of retained earnings in the period, partly offset by the repayment of $210 million of Tier 2 subordinated debt at the time of the MF Global IPO. From 1 January 2008, the Group fully adopted the new FSA rules, which implement the Capital Requirements Directive (CRD). As a result the Financial Resources Requirement against seed investments has increased and a new operational risk requirement has been included.

Group's regulatory capital position

	31 March 2008 $m	31 March 2007 $m
Permitted share capital and reserves	4,028	3,316
Less goodwill and other intangibles:		
– Goodwill on acquisitions of subsidiaries	(813)	(785)
– Goodwill on acquisitions of associates/JVs	(194)	(198)
– Commission intangible (FEL)	(427)	(405)
– Other intangibles	(36)	(24)
– MF Global	–	(294)
Available Tier 1 Group capital	2,558	1,610
Tier 2 capital - subordinated debt	399	610
Tier 2 capital - revaluation reserves	74	120
Material holdings deduction – MF Global residual holding	(221)	–
Other material holdings deductions	(191)	(68)
Group Financial Resources	2,619	2,272
Financial Resources Requirement (including Board cushion):		
– Asset Management	(1,007)	(432)
– MF Global	–	(1,165)
Group Financial Resources Requirement	(1,007)	(1,597)
Net excess of Group capital	1,612	675

Economic capital
Economic capital is calculated according to the risk scenarios previously described under: market; credit; and operational risk. The calculation takes into account the diversification benefits within and between each risk category. Goodwill and investments in associates are considered to be supported by the equity of the Group. The economic capital is calculated at a 99.9% confidence interval which equates to maintaining an A minus credit rating.

In addition to the calculated requirement, the Board requires an additional $200 million as a capital cushion.

Economic capital at 31 March 2008
99.9% confidence interval, 1 year horizon



US$ millions
2007
2008
800
700
600
500
400
300
200
100
0
Operational
Credit
Market
Man Group Plc
By Risk Type

Our strategy is directly linked to the growth and performance of our Core Investment Managers.

Our people operate globally to source, structure and deliver a broad range of investment products and services to our institutional investors and distributors.

Our global relationships and capital strength allow us to grow the existing core investment managers and develop new sources of investment to sustain the momentum of our leadership position.

Long-term performance differentiates our investment products and ensures that we continue to grow and sustain investor and shareholder value.

Single Manager


AHL

AHL is a world leading quantitative managed futures manager that operates programmes that are primarily directional in nature, meaning they seek to identify and take advantage of upward and downward price trends. AHL has an outstanding long-term track record of absolute returns with controlled risk dating back to 1987. In addition to a well grounded investment philosophy and a dedicated team of investment specialists, AHL owes much of its success to robust and finely tuned trading and execution infrastructure. A strong and sophisticated research ethos underpins continual enhancements and refinements in the programmes and infrastructure.

Key facts

- Executes 24 hours a day/seven days a week across over 100 exchanges worldwide
- Sophisticated quantitative trading strategies
- Highly analytical team of investment professionals
- Flagship product: Man AHL Diversified plc

Performance (annualised)

1 year	41.3%
3 years	20.7%
5 years	15.5%

AHL FUM

24.7^{bn}

Fund of Hedge Funds


R·M·F

RMF, founded in 1992, has developed a disciplined and scalable investment process to make it a global leader in institutional fund of hedge funds alternative investment mandates. RMF has one of the industry's largest product ranges in order to meet the specific investment objectives of institutional investors, and has developed a modular hedge fund product platform with access to a variety of product types differentiated by their particular style, strategy, manager or sector focus. Excellence in performance and risk management is complemented by quality client service to create a well-rounded investment experience.

Key facts

- Allocated to over 250 managers
- Systematic manager selection process
- Extensive product range of 273 products for institutional clients
- Flagship product: RMF Absolute Return Strategies

Performance (annualised)

1 year	6.7%
3 years	8.6%
5 years	8.2%

RMF FUM

28.7^{bn}


GLENWOOD

Glenwood designs and manages funds of hedge funds that seek to deliver superior risk-adjusted performance by investing in portfolios of exceptional individual managers. Glenwood, founded in 1987, has a long track record across a wide range of market conditions which give it the insight and market knowledge to identify exceptional hedge fund managers and to secure investment capacity. Portfolios are built by allocating to managers within strategy parameters which define minimum and maximum values for exposures to specific hedge fund strategies, market factors and individual managers.

Key facts

- Allocates to over 100 managers
- Team approach to the selection of 'exceptional managers'
- Flagship product: Man-Glenwood Multi-Strategy Fund

Performance (annualised)

1 year	1.8%
3 years	6.3%
5 years	5.0%

Glenwood FUM

6.3^{bn}

Multi-Strategy Managers



ManGlobal
Strategies

MGS is a leading provider of multi-strategy and style hedge fund portfolios. These portfolios are weighted towards MGS highest grade manager capacity in the pursuit of strong target returns. The portfolios are further diversified through carefully sized allocations to talented emerging managers. MGS invests seed capital to trial emerging managers as part of the initial due-diligence process. This ability to allocate meaningful capital at an early stage makes MGS an attractive investment partner. The use of managed accounts with managers provides daily transparency of underlying portfolios, in-depth risk monitoring, and enhanced liquidity.

Key facts

- ▶ Allocates to 80 managers across 5 styles
- ▶ Seeding platform to attract early stage managers
- ▶ Flagship product: MGS Multi Style

Performance (annualised)

1 year	0.5%
3 years	6.2%
5 years	N/A

MGS FUM

$10.6bn



Pemba Credit Advisers is an experienced manager of European credit portfolios. Pemba uses a robust, process-driven investment approach to investing in European senior secured loans, mezzanine and second lien loans and high yield bonds based on three key pillars:

- Performance: A transparent and repeatable investment process designed to optimise returns
- Protection: Diversification, disciplined risk management and ongoing credit monitoring processes to avoid losses
- People: Experienced team with a rich network of industry relationships and a strong emphasis on investor service.

Key facts

- ▶ Trading since 1998, as the European Leveraged Finance team of RMF
- ▶ Disciplined, repeatable investment process developed in RMF ISO certified framework
- ▶ Closed-ended (CDO) and open-ended investment vehicles
- ▶ Acquisition by Ore Hill

Performance (annualised) of CDO 1

1 year	11.7%
3 years	16.0%
5 years	N/A

Pemba FUM

$3.7bn



Man
ECO
Environmental Capital Opportunities

Man ECO is focused on distinctive, high return structural investments arising from: the mitigation of and adaptation to climate change; changing energy markets; and the revaluation of natural resources in emerging environmental sectors.

Man ECO leverages Man's extensive global network of relationships to identify new opportunities in environmental financing through focused investment teams with industry experience. Man ECO maintains an adaptable approach by continuous top-down monitoring of the environmental finance landscape to identify areas of high potential in addition to an opportunistic bottom-up assessment of potential investment opportunities and teams.

Key facts

- ▶ Formed in 2007
- ▶ Closed first MTM fund, China methane Recovery Fund in September 2007 raising €400 million

Performance

1 year	N/A
3 years	N/A
5 years	N/A

Man ECO FUM

$0.6bn

AHL's competitive advantage:

- **Consistent and stable investment principles and framework**
- **Outstanding long-term track record of absolute returns with controlled risk, dating back to 1987**
- **Strong and sophisticated research ethos underpins continual enhancements and refinements**
- **Robust risk-adverse trading and implementation infrastructure**
- **Strict change control processes**
- **Continuity within the AHL team of investment specialists**

AHL implements a number of trading programmes, of which the main one is the AHL Diversified Programme. These programmes are quantitative and primarily directional in nature, using a combination of market prices and fundamental data to take advantage of market inefficiencies such as price trends.

AHL uses a robust and finely tuned trading and execution platform, with every aspect of the investment and execution process analysed in detail to identify and extract efficiency gains. Refinements to the investment process are implemented in a disciplined manner, with a strong focus on diversification, efficiency and rigorous risk control.

The AHL Diversified Programme trades a diversified portfolio of over 150 core markets on more than 40 exchanges.

As well as sector and market diversification, the AHL programmes have been constructed to achieve diversification by combining various systems and strategies. These systems are driven by powerful computerised processes or trading algorithms, most of which work by sampling prices in real time and measuring price momentum and breakouts. Another important aspect of diversification is the fact that the various systems generate signals across different time frames, ranging from a few days to several months.

Portfolio management and risk control

All the systems applied by AHL are designed to target defined volatility levels rather than returns. The investment process is underpinned by computer supported analytical instruments and disciplined real time risk control and management information systems. As risk control is integrated into each part of the AHL investment process, risk management consists primarily of monitoring risk measures and ensuring the

AHL Diversified


$24.7bn
AHL FUM


24.3% Currencies
19.8% Bonds
19.2% Energies
15.1% Stocks
8.5% Interest rates
8.2% Metals
4.9% Agriculturals

systems remain within prescribed limits.

AHL has a process for dynamically 'risk weighting' or adjusting its market risk exposure in real time to reflect changes in the volatility of an individual market. An increase in the volatility of a particular market means positions are exposed to greater risk. Therefore the risk weighting for a market decreases commensurately as the volatility increases. This causes the AHL systems to reduce capital exposure to more volatile markets by scaling back positions.

Investment infrastructure

AHL is distinguished by the strength of its investment infrastructure. Investment in the latest cutting edge computer technology is substantial, and the integrity of the AHL approach is ensured by adherence to a rigorous change control process. AHL also maintains two disaster recovery sites where back up trading systems run permanently and in parallel with the main trading platform.

The trade execution team works alongside the investment management team in London. The traders execute on a non-discretionary basis except in instances where volume and liquidity constraints are a consideration and orders need to be placed carefully to avoid slippage. Slippage refers to the difference, in price terms, between the system generated instruction price and the actual execution price.

Broker selection and trade execution are constantly monitored to ensure optimal efficiency and best market access. AHL maintains relationships with over 90 different brokers worldwide and business is awarded on the basis of execution performance.

A sustained or significant increase in overall slippage across all markets is a warning sign that the weight of capital being placed behind trades cannot be sustained without degrading returns.

Consequently, AHL monitors slippage closely in order to assess execution quality and to gauge capacity. Despite a steady increase in assets over the years AHL has successfully contained overall slippage within a relatively tight band. AHL has been able to extend trading capacity by taking advantage of the steady proliferation in futures and derivatives markets, and also by developing and diversifying its systems.

The success of AHL over the years is attributable mainly to continuity of the investment philosophy and methodology combined with ongoing research and a strong trading infrastructure. Stability within the investment team has been an important factor in helping to sustain research and development. Initiatives such as the Man Research Laboratory, opened last year and co-located with the Oxford-Man Institute, will provide a catalyst for developing further innovation in our business.

Performance

AHL started strongly in the year ended 31 March 2008 as equity markets rallied while bonds and low yielding currencies like the yen sold off. Concerns about the US housing market led to a temporary pullback in August 2007, but profitable trading opportunities quickly resurfaced in the form of strong commodity markets and US dollar weakness.

www.maninvestments.com

Tim Wong CEO of AHL



Tim Wong, CEO of AHL, joined Man in 1991 as a research analyst and later assumed overall responsibility for the day to day running of research and investment management operations of AHL. Tim graduated from Oxford University in 1991 with a first class honours degree in engineering science. He subsequently gained an MSc in statistics and operational research from London University.

From left to right

Andre Rzym
Riju Sathyar
Andrew Sinclair
Seffan Berridge
Tim Wong

Performance of AHL Diversified Programme
20 December 1990 to 31 March 2008



Index value (log scale)
20,000
16,000
12,000
8,000
4,000
1,000
91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08
— Man AHL Diversified Programme
— World stocks — World bonds

	AHL Diversified Programme[1]	World stocks	World bonds
Total return	1557.8 %	190.2 %	240.7 %
Annualised return	17.6 %	6.3 %	7.3 %

Source: Man database and Bloomberg. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.
[1]AHL Diversified Programme: represented by the performance of Athena Guaranteed Futures Limited (prior to 1 October 1997), actual trading results have been adjusted to reflect the current guaranteed public fee structure. World stocks: MSCI World Index (hedged to USD). World bonds: Citigroup World Government Bond Index Hedged to USD (Total Return).

www.rmf.ch


R·M·F

Herbert Item CEO of RMF



Prior to joining RMF in 1997, Herbert spent seven years with Salomon Brothers, as a senior equity and derivatives trader. He began his career with SBC in 1987. Herbert, a CFA, received his MBA from St. Gallen.

From left to right

Serge Cadelli
Jaime Castan
Herbert Item
Stefan Scholz
Sven Lidén
Reto Grau

Performance of RMF Absolute Return Strategies

1 July 1998 to 31 March 2008

Index value (log scale)


2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
99
00
01
02
03
04
05
06
07
08

RMF Absolute Return Strategies [1]
World bonds
World stocks

	RMF Absolute Return Strategies[1]	World stocks	World bonds
Total return	106.8 %	18.3 %	70.9 %
Annualised return	7.7 %	1.7 %	5.6 %

Source: Man database and Bloomberg. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.
[1]RMF Absolute Return Strategies performance is shown with dividends reinvested.
World stocks: MSCI World Index (hedged to USD). World bonds: Citigroup World Government Bonds Index Hedged to USD (Total Return)

RMF, founded in 1992, has developed a disciplined and scalable investment process to make it a leader in institutional alternative investment mandates.

RMF's core strengths can be summarised as:

Disciplined investment process: RMF has succeeded in developing a structured investment model that can be systematically scaled to manage increasing investment volumes. This robust model is ISO Standard 9001:2000 certified for Quality Management Systems.

Diverse product range: RMF has a history of product innovation and development which stretches back to the launch of its first fund of funds in 1993 and continues to match investor needs.

Investment solutions: RMF has extensive experience in providing investors with solution orientated products making use of the expertise of Man.

Global footprint: Having investment professionals and hedge fund analysts in four key financial centres provides RMF with unique insights into local markets.

Strong research and development: RMF has the financial strength to invest in research and development disciplines in order to maintain its position at the forefront of the industry.

Risk Management: RMF applies strong risk management across all modules of the investment value chain. RMF has one of the industry's largest managed account platforms, covering over 55 managers covering approximately 35% of its assets. Managed accounts provide investors with superior risk control, transparency and liquidity.

Client Services: RMF believes that excellence in performance and risk management must be complemented by client service quality to create a well-rounded investment experience.

Open Investment Platform

RMF has one of the industry's largest product ranges in order to meet specific investment objectives of institutional investors. Over the past several years RMF has developed a modular hedge fund product platform that gives institutional investors access to a variety of product types differentiated by their particular style, strategy, manager, or sector focus. This allows for the construction of bespoke portfolios designed to provide differing levels of diversification. The platform has the flexibility to offer structured solutions tailored to individual investor needs.

The open investment approach utilises both core and satellite investments. A diversified core portfolio that has exposure to all major hedge fund investment styles is combined with several satellites that are selected and added to the core portfolios on an opportunistic basis.

The core portfolio consists of RMF's leading diversified or highly diversified products or a tailor made asset allocation using RMF style funds.

The satellites cover three broad areas:

- Strategy funds – investing with managers exploiting specific trading strategies that offer innovative sources of return
- Manager selection skills – focusing on added value through more bottom-up selection and portfolio management
- Niche funds – managers employing a common approach to investing but active in different styles or strategies

These satellite investments, relating to specific trading strategies, have the potential to deliver enhanced returns as they provide access to more concentrated portfolios. With guidance, the investor determines the selection of the satellite as well as the allocation split between the core and the satellite. This provides a portfolio of investments to meet specific investor requirements.

Portfolios can be structured to satisfy specific performance objectives, investment horizon, country-specific tax and legal restrictions and marketing preferences.

Performance in the year

In a challenging year for markets, RMF was well positioned. When the sub-prime crisis broke, an allocation to event driven managers with short exposure to the sector provided protection. As markets fell in the second half, managed futures gave downside protection by capitalising on pronounced trends in currencies, equities and commodities.

Investment philosophy

Glenwood designs and manages funds of hedge funds that seek to deliver superior risk-adjusted performance by investing in portfolios of exceptional, individual managers. Based in Chicago, Glenwood has been serving the investment needs of institutional and private investors since 1987. This long experience, across a wide range of market conditions, gives Glenwood the insight and market knowledge to identify the best managers in the industry, the global network to secure investment capacity with them, and the perspective to identify broader risks and opportunities for portfolios.

The most senior members of Glenwood's team evaluate managers directly based on a shared vision of an exceptional hedge fund manager. This clarity, applied with the judgement of seasoned hedge fund investors, enables Glenwood to make informed and thoughtful decisions about both the managers and the portfolios of which they are a part.

An *exceptional hedge fund manager* is one who demonstrates original, independent thinking leading to investment ideas that are unlike most of what Glenwood typically hears. In this way, uncorrelated opportunities are introduced into the portfolio.

Portfolios are built by allocating to underlying managers subject to portfolio strategic parameters that define minimum and maximum values for exposures to specific hedge fund strategies, market factors and individual managers consistent with intended risk and return.

Glenwood does not attempt to time markets or factors based on short-term events or swings in prices. However, through Glenwood's own research and intelligence gathered from managers, the strategy parameters are updated periodically to ensure portfolios are focused on those areas where medium-term opportunity is judged to be most favourable relative to expected risk. Glenwood's assessment uses a fundamental, bottom-up analysis of the opportunity set and issues affecting various strategies as well as a quantitative evaluation of the respective markets. The resulting strategic portfolio parameters reflect expected allocations to particular hedge fund styles/strategies over a full business cycle.

Sourcing exceptional hedge fund managers

Glenwood's Investment Sourcing Team, which is dedicated to making the initial contact with managers, will have some form of interaction with over 1,500 managers in any given year. The Team will conduct over 400 face-to-face meetings, and with the guidance of the Investment Committee, Glenwood typically decides to conduct further due diligence on approximately 100 new managers per year.

Approving exceptional hedge fund managers

Glenwood conducts a detailed approval process which evaluates the manager's:

- investment philosophy and strategy;
- changes in approach and sources of past returns;
- team (including employment history and references); and
- service providers and back office procedures.

Ongoing due diligence

Markets change; strategies evolve; managers lose their edge. Glenwood's ongoing manager evaluation process continuously re-tests the thesis behind each investment. Strategy specialists provide the Investment Committee with expert views on the evolving opportunity in each strategy, and in-depth relative manager analysis within a strategy.

The combined result of these elements of ongoing manager due diligence is that investment decisions are made with detailed, high quality and current information.

Portfolio construction

Glenwood's portfolio construction process essentially combines exceptional managers subject to strategic portfolio parameters which are appropriate to the particular client portfolio and market environment. Portfolios are stress-tested against potential market shocks, and refined over several iterations until the Investment Committee is satisfied the portfolio is robust and reflects Glenwood's best ideas for the given investment objective – that allocations reflect conviction in the quality of each manager, are focused on areas with high opportunity for skill-based returns, are diversified across the multiple dimensions and are consistent with the portfolio objectives.

Risk management

Glenwood's Risk Management and Quantitative Research Teams support the investment process by identifying issues of concern and generating empirical evidence to measure investment outcomes against expectations. Glenwood has developed a wide range of tools to aid in risk management, from commonly used statistics to proprietary measures of manager contribution to portfolio risk and performance.

Performance

In 2008, Glenwood's flagship funds were positioned for rising volatility across asset classes and rising dispersion in returns within and among asset classes. In particular, increased allocations to global macro and highly-hedged equity managers delivered strong performance for Glenwood's funds.


GLENWOOD

John Rowsell CEO of Glenwood



John Rowsell, CEO of Glenwood, joined in 2001. He is responsible for firm-wide management and is involved in all aspects of the investment process. Before joining Glenwood, John managed an internal hedge fund at McKinsey & Company from mid-1998. Prior to that, he was a managing director in alternative asset management at Carr Global Advisors, a subsidiary of Credit Agricole Indosuez.

From left to right

Lance Donenberg
Anthony Lawler
Mike Jawer
Patrick Kenary
John Rowsell
David Kuenzi
Anthony Lissuzzo
Matt Kammerzell
William Steele
Lars Hagenbuch
(not in photo)



Performance of Glenwood Portfolio[1]
1 January 1987 to 31 March 2008


Index value (log scale)
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08
Glenwood Portfolio[1]
World bonds
World stocks

	Glenwood Portfolio[1]	World stocks	World bonds
Total return	602.7 %	285.6 %	343.3 %
Annualised return	9.6 %	6.6 %	7.3 %

Source: Man database and Bloomberg. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.
[1]Represented by the performance of Glenwood Partners L.P. (net of all fees and commissions) from 1 January 1987 to 31 December 1995 and Man-Glenwood Multi-Strategy Fund Limited from 1 January 1996.
World stocks: MSCI World Index (hedged to USD). World bonds: Citigroup World Government Bond Index Hedged to USD (Total Return). MSCI World Index from 1 January 1987 to 31 December 1987 followed by MSCI World Index (hedged to USD) from 1 January 1988.

Man Global Strategies

Alexander Lowe CEO of Man Global Strategies



Alexander Lowe is Chief Executive Officer of Man Global Strategies. Prior to becoming CEO, Alex was head of the Product Development team with responsibility for new and existing products on the MGS platform. Before joining Man in 2003, Alex spent three years working for BNP Paribas Arbitrage in Paris where he ran relative value trading books in Asian and European equities.

From left to right

Tiraneh Tehranchian
David Ajbim
Chris Woods
Giles McClelland
Alex Lowe
Dafydd Daniel
Amendeep Pannu
David Benson
Mike Lozowski

Performance of Man Multi-Strategy Guaranteed Ltd
15 July 2000 to 31 March 2008


Index value (log scale)
2,000
1,800
1,500
1,400
1,200
1,000
800
600
01
02
03
04
05
06
07
08

	Man Multi-Strategy Guaranteed Limited	World stocks	World bonds
Total return	84.3 %	-9.3 %	52.8 %
Annualised return	8.2 %	-1.2 %	5.6 %

Source: Man database and Bloomberg. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.
World stocks: MSCI World Index (hedged to USD). World bonds: Citigroup World Government Bonds Index Hedged to USD (Total Return).

Man Multi-Strategy Guaranteed Ltd
World bonds — World stocks

Man Global Strategies (MGS) is a leading provider of multi-strategy and style hedge fund portfolios. MGS specialises in the construction and management of concentrated portfolios which are weighted towards its highest grade managers in the pursuit of strong target returns. These portfolios are further diversified through carefully sized allocations to talented emerging managers.

- Through close manager associations, MGS secures benefits for investors such as reserved capacity, greater transparency and managed accounts. Both early stage and developing managers benefit from MGS's experience and support, which can contribute to their long-term success.
- Once a new manager is selected, MGS will trial the investment through an allocation of proprietary capital as part of an ongoing due diligence process. This ability to allocate meaningful capital at an early stage makes MGS an attractive investment partner.
- Exclusive managed accounts provide daily transparency of underlying portfolios, enhanced liquidity, efficient cash usage, the ability to adjust manager volatility and custodial security. These managed accounts comprise around 90% of assets under management.
- In-depth risk management is made possible by the strength of the relationship with the managers and the daily transparency provided through the managed accounts.

Investment philosophy

The MGS investment process is designed to provide investors with concentrated exposure to premium hedge fund managers with a clear edge in their field, and it is imperative that this is achieved within a transparent, risk-controlled framework.

MGS has an integrated structure to source new managers, monitor its existing managers and determine the optimal allocations of capital to those managers. Once a new manager has been approved, the due diligence process continues with an investment of Man's proprietary capital into a managed account. Trading during this trial period provides MGS with a greater depth of understanding and focus on which to base asset allocation decisions than is typical for a fund of hedge funds investment.

Risk management

Risk management is a crucial and integral part of the investment management process. The objective is to provide independent risk oversight and performance attribution for the underlying investments and products. This is achieved through a combination of quantitative and qualitative methods. Position level transparency on the managed accounts enables the risk team to perform in-depth analysis of manager strategies and risk profiles over time, as well as detailed performance attribution which ultimately feed into the allocation process.

Triangulation of oversight

The MGS investment process is built upon close cooperation between the Due Diligence, Hedge Fund Development and Risk Management teams. They work together to ensure a thorough understanding of every manager on the MGS platform. This depth of knowledge is very powerful from both an MGS and a manager perspective, as it facilitates a regular flow of information whereby managers have access to MGS professionals in three key areas of the business, while the MGS Investment Committee have access to a wealth of privileged manager information and oversight.

Portfolio construction

Once a manager is approved for an allocation of client funds, they will be included in the diversified MGS style portfolios, each of which is a carefully selected pool of managers with complementary risk profiles and trading strategies. These style portfolios are then blended to develop multi-strategy portfolios capable of delivering risk within a particular range.

The transparency of the managed account platform, and the resulting risk management benefits that it brings, enables MGS to deliver focused portfolios with enhanced investment exposure, at efficient levels of borrowing. MGS is therefore able to target a higher risk-return profile than is typical in the industry and this is a key advantage in the guaranteed products arena.

Performance

Primary drivers of performance during 2008:

- The MGS portfolio was performing strongly at the start of the financial year, as clear market trends proved beneficial to many strategies, equity markets generated strong returns, and M&A activity provided ample opportunities for gain. However, the sharp deterioration of markets from the summer of 2007 proved challenging to most styles, as heightened volatility and extreme risk aversion created very difficult trading conditions, with August 2007 proving particularly disappointing for those managers running quantitative strategies.
- Market conditions remained volatile and highly risk averse for the remainder of the financial year and the opportunity set of many managers was restricted as a result. However, this period did prove to be highly profitable for the managed futures style as this portfolio has the lowest correlation to equities and performs strongly when strong price trends emerge. Positions in currencies, agriculturals and energies therefore proved especially beneficial to the portfolio. MGS products with a significant allocation to the managed futures style were best placed to generate returns, while many products with more significant allocations to arbitrage, directional and equity hedge strategies finished the year close to flat, demonstrating varying degrees of downside protection relative to the losses incurred by equity markets over the same period.

Man-AP Stratum is one of the longest running MGS products. Its track record illustrates MGS' success in managing guaranteed, multi-manager products which target strong returns and provide valuable downside protection.

Pemba Credit Advisers comprises a team of experienced people managing European credit portfolios. It uses a robust, process-driven investment approach to investing in senior secured loans, mezzanine and second lien loans and high yield bonds.

Pemba's success is based on three key principles:

- Performance: The delivery of robust returns from a range of collateralised debt obligations (CDOs), an open-ended loan fund and SICAV mutual funds. The disciplined, transparent and repeatable investment process is based on fundamental bottom-up credit research and is designed to optimise returns and avoid losses;
- Protection: Pemba takes a conservative approach to risk and implements this through intelligent credit selection, portfolio diversification and active portfolio management. A large team of specialised analysts and quantitative experts with access to sophisticated in-house systems provide added structural support; and
- People: The strong reputation of Man has allowed Pemba to attract and retain some of the most experienced professionals in the European loan industry, who have in turn developed long-standing industry relationships to gain excellent access to the credit markets. A strong emphasis is placed on investor service.

Investment philosophy

Our strategy is to deliver sustainable long-term performance to our investors. This is best achieved through active credit sourcing, disciplined credit selection, portfolio diversification, ongoing credit monitoring and proactive portfolio management.

Our investment management approach is characterised by:

- The construction of broadly diversified portfolios of quality investments;
- A commitment to specialised industry analysis and ongoing credit monitoring based on a defined process that is transparent and repeatable;
- A focus on disciplined cash management and proactive portfolio management based on the latest research; and
- A high level of communication both internally and externally with investors, borrowers, sponsors and banks.

Investment selection

Pemba applies a disciplined, process-driven investment approach based on fundamental 'bottom-up' credit research. As Pemba is a cash flow lender, an important aspect of this process is to ensure that each company can repay its debts from operational cash flow on an ongoing basis.

During due diligence, potential investments are assessed using both quantitative and qualitative analysis. This analysis is then supplemented by face to face meetings with the borrower and with site visits.

While Pemba aims to avoid loss altogether, it also aims to minimise any potential losses in the event of default or bankruptcy. As a result, it determines a break-up and liquidation value for the business it is lending to in order to maximise the recovered value.

Our Investment Committee evaluates each new credit and needs to reach a unanimous decision before an investment is made. This disciplined process ensures that every investment is thoroughly evaluated.

Risk management

Pemba places risk management at the core of its investment strategy as it seeks to minimise defaults and portfolio losses. This risk management process begins with the comprehensive due diligence process and is carried forward through portfolio diversification and ongoing credit monitoring.

Portfolio diversification

Pemba's approach to risk management starts with the construction of a diversified portfolio of quality credits. The average loan ranges between 1%-2% of a Pemba portfolio and no loan accounts for more than 3%-3.5%.

Portfolio diversification is an essential part of Pemba's risk management process, as it:

- Reduces the impact of potential defaults;
- Facilitates effective cash management in CDO structures by minimising the effect of any large prepayments; and
- Enables proactive management in the secondary market.

Collateralised debt obligations (CDOs)

The Pemba team has completed a series of European senior secured loan CDOs, ranging in size from €300 million to €558 million, in partnership with firms such as Goldman Sachs, Citigroup and BNP Paribas.

The portfolios typically include a minimum of 75%-90% senior secured loans with the remainder made up of subordinated loans, i.e. mezzanine and second lien loans and high yield bonds. Debt tranches are typically rated from AAA to BB- and the transactions have a 12 to 16-year legal maturity. The Pemba team has structured six collateralised debt obligations (CDOs) since 2002.

Performance record of CDOs

		YTD	Last 12 months	Last 24 months	Last 36 months	Annualised return since inception	Total return
CDO I	Oct 02	5.0 %	11.7 %	30.2 %	56.1 %	12.5 %	87.5 %
CDO II	June 04	N/A	23.9 %	38.4 %	43.3 %	12.8 %	43.3 %
CDO III	Aug 05	N/A	23.6 %	41.6 %	N/A	16.7 %	41.6 %
CDO IV	May 06	N/A	18.2 %	N/A	N/A	11.8 %	22.3 %
CDO V	Apr 07	6.2 %	6.2 %	N/A	N/A	7.9 %	6.2 %



www.pembacreditadvisers.com

Pemba
CREDIT ADVISERS

Mark Mink CIO of Pemba Credit Advisers



Mark Mink, CIO of Pemba Credit Advisers. He joined Pemba from RMF Investment Management where he established and headed the European leveraged finance business.

Prior to joining RMF in 1998, Mark spent a number of years as a fixed income proprietary securities trader with Credit Suisse and Julius Bär. Mark started his career in 1990 as a European Corporate Credit analyst with Credit Suisse.

From left to right

Teresa Siconolfi-Manser
Michael Lutz
Rosmarie Kürzi
Susanne Kundert
Stefan Hüsler
Mark Mink
Andrew Patel
Thomas Krähenmann
Regis Copinot
Martina Good
Marco Djuric
Niels van den Ouweland
Marcel Beutler
Patrick Häberli
Markus Orschulik
Leoni Troxler
Francoise Devenoges
Denise Wehrle
Nemanja Pantic
Michael Notari



Tradable products (open-ended)
Pemba European Senior Loan Fund is an Irish based open-ended fund, providing investors with approximately two times leveraged exposure to European senior secured floating rate loans. These loans are high yielding commercial loans arranged and syndicated by financial institutions to corporations that are rated below investment grade. This fund offers monthly liquidity for subscriptions and quarterly liquidity for redemptions.

Pemba also manage RMF High Yield Opportunities, an open-ended SICAV mutual fund, providing investors with exposure to European high yield bonds, which are fixed income securities issued by corporations that are rated below investment grade by Moody's with daily liquidity.

Ore Hill is a multi-strategy credit manager based in New York that invests across the capital structures of highly leveraged companies using an approach designed to optimise returns across the full credit cycle. Established in 2002, Ore Hill combines a predominantly 'bottom-up' credit research philosophy across the full credit spectrum with an opportunistic trading approach.

Ore Hill's competitive advantage is driven by:
- Experience: deep credit market experience of its investment professionals;
- Strategy: flexible, adaptable, integrated multi-strategy approach; and
- Trading: opportunistic trading and risk based hedging approach.

In May 2008, we concluded a strategic partnership which brings together the expertise of both Ore Hill and our credit advisor, Pemba. Our joint strategy is to leverage the combined strengths to create a global leader in credit based investment strategies.

The combination is the realisation of a shared vision to create a truly multi-strategy credit business.
- Combination of Ore Hill and Pemba creates a world class credit business in the US and Europe and the potential to expand into new markets
- Global distribution with Ore Hill through our institutional sales teams, banking relationships and global network of distributors
- Increase our product breadth and our US presence

Flagship Product: The Ore Hill Flagship Fund, established in April 2002 had generated annualised returns of 15.35% since inception.

Ore Hill has funds under management of around $3 billion.

www.man-eco.com

Nick Wood
CEO of Man Environmental Capital Opportunities (Man ECO)



Nick was previously Head of Central Investment Management and was responsible for overseeing the investment performance, the quantitative construction of structured products and the acquisition of new investment businesses. From 2003 to 2005, Nick was Chief Operating Officer of RMF Investment Management. From 2000 to 2002, Nick was a founder and Managing Partner of Metropolitan Venture Partners, a venture capital firm investing in growth companies in the UK and USA which was backed by Man Group plc. Prior to joining Man, Nick was an investment banker at Schroders.

Man ECO Environmental Capital Opportunities

From left to right

Eric Gisiger
Melanie Herbert
Coen Weddepohl
Nick Wood
Kunal Mehta
Marwa Gouda
Cathy Chan

Man ECO: Environmental Capital Opportunities

Man ECO is focused on distinctive, high return private equity investment opportunities arising from the mitigation of and adaptation to climate change, changing energy markets and the revaluation of natural resources in emerging environmental sectors.

Man ECO offers a number of competitive advantages to investors:

- Access and specialised knowledge to identify new opportunities in environmental financing through Man's extensive global network of relationships and focused investment teams with industry experience;
- Specialised investment professionals/ teams at the forefront of their investment area with industry experience and on-the-ground relationships; and
- Depth of business infrastructure and financial resource of Man to support the investment teams and investor services of Man ECO.

Investment approach

Man ECO is focused on the origination and incubation of investment teams and funds specifically targeting environmental opportunities. Man ECO maintains an adaptable approach by continuous top-down monitoring of the environmental finance landscape to identify areas of high potential, in addition to an opportunistic bottom-up assessment of potential investment opportunities and teams.

In the investment evaluation process there is an emphasis on investments with persistent economic viability, a defensible position in the value chain, the scope to manage currency and commodity price risk and the use of proven technologies.

Man ECO leverages existing relationships through partnerships, especially with governments, and collaborates with technical experts to identify early stage opportunities.

The case for environmental capital opportunities

Environmental finance is an area of growing economic activity, largely driven by climate change regulations, raising energy prices and demand for a cleaner environment. The political response to climate change is driven by governments, local councils and municipalities as well as supranationals such as the UN. At the same time large institutions and private organisations are heavily invested or involved to help stimulate change.

Green issues top government agendas around the world and regulatory incentives are being put in place to force capital markets to bear the brunt of the risk capital required. These financial incentives provide a structural base for commercial and non-commercial initiatives.

Advances in technology have provided clearer evidence of the effects of greenhouse gases and can now more accurately measure our environmental footprint.

Capital markets are the key solution to reducing our environmental footprint because of their sheer size, truly global nature and discipline.

We believe that there is a clear commercial opportunity supported by both demand and supply side factors.

China Methane Recovery Fund

Man ECO launched the China Methane Recovery Fund in December 2007, raising €400 million mainly from institutional investors across North America, Europe and the Middle East. MTM Capital Partners Ltd, a subsidiary of Man which operates on the Man ECO platform, manages this fund. The China Methane Recovery Fund invests directly in methane recovery and utilisation projects in China, developed under the Clean Development Mechanism of the Kyoto Protocol. The Fund generates profits from trading the Certified Emission Reductions credits and through the sale of electric power generated using methane.

Financial Performance



KPIs:

- growth in funds under management
- growth in revenue
- growth in diluted earnings per share
- post-tax return on equity

Key performance indicators and financial objectives
To measure our progress against our strategy we have selected four key performance indicators (KPIs): growth in funds under management; growth in revenue; growth in diluted earnings per share; and post-tax return on equity. Growing earnings per share and maintaining a high level of post-tax return on equity continue to be the basis for the Group's financial objectives and are also the performance criteria used for the Group's long-term incentive schemes, as the Board believes that long-term shareholder value will be achieved through continued delivery of these objectives.

Financial objectives
Earnings per share is a measure that encapsulates the primary drivers of financial performance for the Group. The earnings metric includes the measure of revenue that results from growing funds under management and the performance fee income from the investment performance of the funds. The maintenance of pre-tax margins as we grow demonstrates our control over our expense base. The denominator of average shares outstanding reflects our policy of share repurchases and cancellation. Return on equity is the measure to enable us to assess whether we are utilising shareholders' equity efficiently.

Earnings per share
Diluted earnings per share on continuing operations for the year increased 63% to 90.2 cents, compared to 55.4 cents for the prior year.

As part of the Company's distribution policy shares are repurchased and cancelled using excess reserves. During the year 45,860,018 shares were repurchased and cancelled at a total cost of $520 million. This was earnings enhancing, resulting in a 0.9% accretion to diluted earnings per share.

Return on equity
The Group's post-tax return on equity for continuing operations for the year was 41.6%. This excludes the earnings and the profit on sale of MF Global, and the equity base excludes the proceeds from the sale and the residual investment in MF Global.

+60%

Profit before tax increased to $2,079 million



The focus on our strategic vision and the alignment of our five core value drivers leads to performance both for our investors and our shareholders. Performance is the measure of the successful execution of our strategy.

Our focus on performance is at the investor and the Group level. The performance of our products and the Group's financial performance continue to show the successful implementation of our strategy.

Group profit before tax from continuing operations was up 60% to $2,079 million, reflecting a 161% increase in net performance fee income and a 21% increase in net management income fee. Pre-tax margin was 64% compared with 58% for the prior year. This demonstrates our strong discipline around the growth of our expense base, as well as reflecting the levels of performance fees earned in each year.

Profit after tax for continuing operations has increased 55% to $1,717 million compared to $1,110 million for the prior year. Annualised return on equity was 41.6%. This has resulted in diluted earnings per share on continuing operations increasing 63% to 90.2 cents.

Income statement
Within gross performance fees, AHL contributed $1,050 million with the contribution from other core managers and our share of associates' performance fees amounting to $142 million.

Sales commissions relate to the upfront commission and trail paid to distributors of our private investor products. For the year, sales commissions were up 17% to $391 million compared with $335 million for the prior year. This increase is slightly below the growth of private investor funds under management of 19%, reflecting the higher growth in open-ended products. Included in sales commissions is $216 million relating to upfront commissions, compared to $185 million in the prior year.

Compensation costs have increased by 40% to $639 million from $456 million in the prior year, reflecting the growth in profits in the year. The majority of the increase relates to discretionary employee bonus compensation, which increased to $436 million from $291 million for the comparative period. Compensation as a percentage of revenue was 20.2% compared to 20.6% the previous year.

Other costs increased by 35% in the year from $176 million to $238 million. This increase is in occupancy and other infrastructure costs to support the growth of the business.

Income from associates largely relates to our investment in BlueCrest, whose contribution to our profit consisted of $41 million of performance fee income and $30 million of management and other fee income.

Net finance income for the year was $90 million reflecting interest income of $145 million from the MF Global IPO proceeds ($56 milliion) and from other cash balances, net of interest expense of $55 million on debt.

The income statement in the table opposite is for the Group's continuing operations. It therefore excludes the results of MF Global, disposed of in July 2007 and the related profit on disposal.

Discontinued operations – Brokerage
The results of our brokerage business, which are classified as discontinued operations in this Annual Report, are given in Note 25 to the financial statements. The Group's 18.6% residual holding in MF Global is being designated as an available for sale asset on the Group balance sheet at fair value, with changes in fair value being taken to the available for sale reserve within equity. The post-tax profit from discontinued operations is $1,753 million, which includes a profit on sale of $1,709 million.

Revenue margins
In line with the change in the presentation of the income statement to show revenue split between gross performance fees and gross management and other fees, the margin analysis in the table opposite shows the analysis of gross margins and net margins after deducting costs.

Gross management and other fees represent management fee income earned from the funds under management, interest on loans to funds and other fees.

The presentation of gross margins gives a clearer indication of the revenue margins which are negotiated with our institutional and private investors. Net margins are also shown to indicate the margin after deducting our expenses. We manage our expense closely and maintain significant flexibility through the variability of the expense base.

Compound annual rate of return

Year(s) to 31 March 2008	1 year	3 years	5 years
RMF^	6.7%	8.6%	8.2%
Glenwood@	1.8%	6.3%	5.0%
Man Global Strategies#	0.5%	6.2%	N/A
AHL Diversified Programme*	35.3%	16.7%	12.2%
HFRX Global Hedge Fund Index	-0.2%	4.7%	5.3%
World stocks	-10.9%	5.9%	11.1%
Corporate bonds	1.5%	3.4%	4.5%

Source: Man database and Bloomberg. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.
^ RMF: represented by RMF Absolute Return Strategies I (dividends reinvested).
@ Glenwood: represented by Man-Glenwood Multi-Strategy Fund Limited.
# Man Global Strategies: represented by MGS Multi Style Limited – no data available for five years.
* AHL Diversified: represented by Athena Guaranteed Futures Limited.
Note: All figures are shown net of fees and commissions, where applicable.
World stocks: MSCI World Index hedged to US dollar. Corporate bonds: Citigroup High Grade Corporate Bond TR.

Investment Management – continuing operations

Income Statement Year to 31 March 2008	2008 $m	2007 $m
Revenue:		
Performance fees	1,141	456
Management and other fees	2,030	1,758
	3,171	2,214
Sales commissions	(391)	(335)
Compensation	(639)	(456)
Other costs	(238)	(176)
Operating profit	**1,903**	**1,247**
Associates	86	44
Net finance income	90	10
Profit before tax	**2,079**	**1,301**
Taxation	(362)	(191)
Profit after tax	**1,717**	**1,110**
Pre-tax margin (Profit before tax/Revenue plus associates)	**64%**	**58%**

The gross management and other fees margin for private investors was 447bp, compared to 455bp in the prior year. The primary reason for the reduction in this margin is lower liquidity fees and interest income earned in relation to the fund products. This accounts for a decrease of 10bp. We have systematically reduced the amount of funding by the Group directly to the fund products and increased the third party funding of the products. This strategy has placed the financing of the fund products with bank counterparties who provide this capital as part of their ordinary business. Partly offsetting this decrease, increased redemption fee income has added 4bp to the margin in 2008 and the increase of AHL FUM as a proportion of total private investor FUM has added 2bp to the margin this year. The remaining decrease can be explained by a number of items including a small reduction in fee margins earned by Man Global Strategies.

The gross management and other fees margin for institutional investors was 100bp, compared with 114bp in the prior year. The decrease in this margin is primarily a result of a reduction in management fee income as long-standing business with some of our larger investors was renewed.

The net margin excludes net finance income, which principally relates to interest income earned on free cash deposits less finance costs on the Group's debt. We believe that this adjusted net margin analysis gives a clearer indication of net margins from our ongoing investment management franchise. Costs have had minimal impact on the movement in the net margin. A 3bp adverse currency translation impact of the US dollar weakening against sterling and Swiss francs is offset by a lower compensation ratio, as discussed above.

Revenue margins

Margins	2008	H1 2008	2007	2006
Average FUM in period ($bn)				
Private investor	39.6	38.2	33.5	25.6
Institutional	29.7	28.2	23.7	19.0
Private investor				
Gross management and other fees† ($m)	1,771	844	1,525	1,169
Net management fee income* ($m)	898	409	787	590
Gross management fee margin	4.47%	4.42%	4.55%	4.56%
Net management fee margin	2.27%	2.15%	2.35%	2.30%
Institutional				
Gross management and other fees† ($m)	297	142	269	227
Net management fee income* ($m)	157	75	147	130
Gross management fee margin	1.00%	1.01%	1.14%	1.19%
Net management fee margin	0.53%	0.53%	0.62%	0.68%

† Includes management and other fee income from associates
* Net management fee income is before net finance income

Financial Performance

Financial Performance continued

Taxation

The tax charge for the year on continuing operations amounts to $362 million. The effective tax rate is 17.4%, compared to 14.7% for the prior year. The tax rate in 2007 was lower due to a release of tax accruals as a result of reaching agreements with the UK and Swiss tax authorities on a number of outstanding issues. The tax rate in the current year has been favourably affected as a result of foreign exchange differences in Switzerland arising on conversion of the mainly US dollar based assets into Swiss francs for local reporting purposes. This has been offset with higher performance fee income which is taxed at a higher rate.

Balance sheet and cash flow

At 31 March 2008, shareholders' equity was $4.7 billion, up from $4.5 billion at the prior year-end. Major movements in shareholders' equity during the year were: the realised gain of $1.7 billion on the sale of MF Global; the conversion of the remaining exchangeable bonds, which added $0.5 billion; and the profit for the year, excluding the gain on the sale of MF Global, which added $1.8 billion. Offsetting these increases are: the IPO distribution of $2.7 billion; payment of ordinary dividends in the year of $0.6 billion; and consideration paid for share repurchases of $0.5 billion.

The residual holding in MF Global is marked to market through shareholders' equity. Shareholders' equity has decreased from the level as at 30 September 2007 as a result of the decrease in the value of our residual holding in MF Global.

The Group had a net cash position of $1.5 billion at 31 March 2008 compared to a small net debt position at the end of the prior year for continuing operations. Operating cash flow for continuing operations for the year ended 31 March 2008 was $2.4 billion, which includes a repayment of intra-group balances by MF Global at the time of the IPO, indicating the highly cash-generative nature of the continuing business.

WACC

The Group's estimated weighted average post-tax cost of capital ("WACC") is 11.5%. This figure is based on a cost of equity of 11.6% (using CAPM and assuming a beta of 1.31 – source: Bloomberg) and a post-tax cost of debt of 6.1%. With a post-tax return on equity of 41.6% for the year, the Group's shareholders are seeing a return of three and half times the Group's cost of capital. Over the previous five years returns have varied between two and a half and five times the Group's WACC, with Man's beta and the level of performance fee income in the year being the the main cause for variation.

Gross performance fee distribution

Performance fees earned by Group are based on the investment performance of the funds and fund products above a high water mark or referenced minimum return. Using simulation techniques we estimate the possible outcomes for performance fees based on current and previous performance relative to the current high water mark and targeted performance. This graph represents a distribution of possible outcomes for gross performance fees. The shape of the distribution shows that performance fees are positive and have a long right hand tail. This information is considered useful in analysing the range of potential performance fees. However, previous performance is not an indication of future performance and the distribution is an indication of ranges and not a point estimate of performance fees.

Total gross performance fees distribution
FUM at 31 March 2008



0
400
600
1,200
1,600
2,000
2,400
$m
Gross Performance Fees
25th Percentile $500m
Median $930m
75th Percentile $1,450m



Directors' Report

The directors submit their report, together with the audited financial statements for the year ended 31 March 2008. Directors' responsibilities are set out on page 42.

Principal activities, business review and results
Man Group plc ("the Company") is the holding company for the Man Group ("the Group"). Details of the principal operating subsidiaries are set out on page 128.

The Company is required to set out in this report a fair review of the business of the Group during the financial year ended 31 March 2008 and of the position of the Group at the end of the financial year, and a description of the principal risks and uncertainties facing the Group (referred to as the 'Business Review'). The information that fulfils the requirements of the Business Review can be found in the following sections of the Annual Report, which are incorporated by reference:
- Chief Executive Officer's Report on pages 6 to 9;
- Business Review on pages 12 to 59;
- Core Investment Managers on pages 60 to 73; and
- Financial Performance on pages 74 to 78.

The audited financial statements of the Group appear on pages 85 to 127. The Group profit for the year amounted to $3,470 million (2007: $1,284 million).

Financial instruments are used by the Group in the ordinary course of business. A discussion of financial risk management objectives and policies is included in the Risk Management section of the Annual Report, on pages 52-59. Further quantification of the Group's exposures to financial risks are included in Note 8 to the financial statements, on pages 101-105.

On 30 March 2007 the Group Board announced that it intended to separate its Brokerage business, to be effected by an initial public offering (IPO) on the New York Stock Exchange (NYSE) of a majority interest in that business (to be renamed "MF Global"). As a result, Brokerage was reclassified as a discontinued operation in the financial statements in the 2007 Annual Report.

The IPO was successfully completed on 24 July 2007, when 81.4% of the Group's holding was sold. The majority of the proceeds from the sale was distributed to shareholders on 10 December 2007 by way of a B and C share scheme approved by shareholders at an Extraordinary General Meeting held on 23 November 2007. The balance falls due for payment in July 2008 in accordance with the terms of the B and C share scheme to those B shareholders who elected the Deferred Capital Alternative.

Dividends
The directors recommend a final dividend of 24.8 cents per ordinary share giving a total of 44.0 cents per ordinary share for the year. Subject to shareholder approval at the Annual General Meeting, the final dividend will be paid on 12 August 2008 in sterling to shareholders on the register at the close of business on 18 July 2008. The sterling rate payable on the final dividend will be announced on 10 July 2008, following the AGM. The shares will be quoted ex-dividend from 16 July 2008. The Dividend Reinvestment Plan will be available in respect of this dividend.

Share capital
Total shareholders funds were $4,710 million. Details of movements in the share capital of the Company are given in Note 19 to the financial statements.

Following the disposal of 81.4% of the Group's shareholding in MF Global in the IPO on the NYSE completed on 24 July 2007, at an Extraordinary General Meeting held on 23 November 2007, shareholders approved a proposal to return the net proceeds of the disposal to shareholders by way of a B and C share scheme ("Return of Cash") which resulted in the issue of 916,298,711 B shares and 1,043,449,209 C shares on 26 November 2007. Concurrently with the Return of Cash, the issued ordinary shares of 3 US cents each were consolidated on a 7 for 8 basis into shares of 3 $^{3}/_{7}$ US cents each being equivalent in all material respects to the ordinary shares in issue immediately before the consolidation, including as to dividend rights. The consolidation was effected with the intention of making the market price of each consolidated share approximately equal to the market price of each ordinary share immediately before the consolidation.

On 3 December 2007 the 868,609,694 B shares, the subject of the Immediate Capital Alternative, were redeemed at 67.7999 pence per share, leaving 47,689,017 B shares in issue pursuant to the Deferred Capital Alternative arrangement. On the same date, following the payment of the Dividend Alternative to holders of the C shares, all the C shares in issue were automatically reclassified as Deferred Shares.

During the year, the Company purchased in the market for cancellation 45,860,019 of its ordinary shares of 3 US cents each at a total cost of $520 million giving an average repurchase cost of £5.61 per share. All repurchasing was undertaken at share prices that were earnings enhancing. These transactions represented some 2.4% of the issued ordinary share capital at 31 March 2008 after adjusting for the effects of the share consolidation. As at 16 May 2008, the Company has an unexpired authority from last year's Annual General Meeting to repurchase further shares up to a remaining maximum of 118,622,448 ordinary shares.

As at 31 March 2008, the Group had entered into a contractual arrangement with an investment bank to purchase up to $100 million of shares in the close period.

Resolutions relating to the Company's share capital being proposed at the Annual General Meeting are set out in the Notice of Meeting. Further details are given in the letter from the Chairman accompanying the Notice of Meeting.

Shareholdings
As at 21 May 2008 the following voting interests in the ordinary share capital of the Company, disclosable under the Disclosure and Transparency Rules of the Financial Services Authority had been notified to the Company being that of BlackRock Inc (6.70%), Legal & General Group Plc (5.52%), AXA S.A. and Baillie Gifford & Co (4.98%).

Details of the directors' interests in the share capital of the Company and details of the directors' share options are set out in the Remuneration Report. There have been no changes in the directors' share interests between 31 March 2008 and the date of this report.

Annual General Meeting
The Company's Annual General Meeting will be held at 11am on Thursday 10 July 2008, at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE.

Directors
Kevin Davis resigned as a director on 19 July 2007 simultaneously with the IPO of MF Global becoming effective. Harvey McGrath stepped down as Chairman of the directors in favour of Jon Aisbitt on 1 September 2007 before retiring as a director from 8 November 2007. On 1 September 2007 Phillip Colebatch and Patrick O'Sullivan were both appointed non-executive directors. An executive search firm specialising in the selection of non-executive directors assisted in the selection process of the two new non-executive directors through a process of benchmarking and the interview of a number of candidates. The Nomination Committee oversaw the selection process before making its recommendations to the Board.

Biographical details of all the current directors are set out on pages 4-5 and further background on the appointment and roles and responsibilities of the directors can be found in the Governance and Risk Management section of the Annual Report starting on page 34.

In accordance with the Articles of Association, Phillip Colebatch and Patrick O'Sullivan are required to retire at the Annual General Meeting and, being eligible, offer themselves for re-appointment. Dugald Eadie and Stanley Fink will retire by rotation at the Annual General Meeting and being eligible, Dugald Eadie offers himself for re-appointment. Stanley Fink wishes to retire from the Board and so will not be seeking re-appointment at the Annual General Meeting. Since Glen Moreno has served as a non-executive director for more than nine years, he retires annually and, being eligible, also offers himself for re-appointment at the Annual General Meeting.

The Board recommends to shareholders the re-appointment of all four directors retiring at the meeting and offering themselves for re-appointment, on the basis that they are all effective directors of the Company and demonstrate the appropriate level of commitment in their respective roles. In the case of Glen Moreno, the Board, including all of the other members deemed independent, is completely satisfied that he continues to be independent in character and judgement and it maintains a close watch to ensure this view of Glen Moreno's position may be maintained.

Directors' interests and indemnity arrangements

At no time during the year did any director hold a material interest in any contract of significance with the Company or any of its subsidiary undertakings other than service contracts between each Executive Director and the Company and letters of engagement between each non-executive director and the Company.

The Company has purchased and maintained throughout the year directors' and officers' liability insurance. The directors also have the benefit of the indemnity provision in the Company's Articles of Association. These provisions, which are qualifying third party indemnity provisions as defined by s. 309A of the Companies Act 1985, were in force throughout the year and are currently in force.

Details of the directors' remuneration, service contracts and interests in the shares of the Company are set out in the Remuneration Report.

Auditors

PricewaterhouseCoopers LLP have indicated their willingness to continue in office and resolutions will be proposed at the Annual General Meeting to re-appoint them as auditors of the Company and to authorise the directors to determine their remuneration for the current year.

The remuneration received by the Group's auditors, PricewaterhouseCoopers LLP and its worldwide associates, was as follows:

	2008 $'000	2007 $'000
Fees payable to the Company's auditors for the audit of the Company's financial statements	894	1,168
Other services:		
The audit of the Company's subsidiaries pursuant to legislation	2,681	2,018
Other services pursuant to legislation	570	387
Other services relating to taxation	337	70
Services relating to corporate finance transactions	742	–
All other services	710	855
Total auditors' remuneration for continuing operations	5,934	4,498
Auditors' remuneration for discontinued operations	7,887	15,917
Total auditors' remuneration	13,821	20,415

The remuneration received by PricewaterhouseCoopers LLP and its worldwide associates for their work in relation to discontinued operations were as follows:

	2008 $'000	2007 $'000
Fees payable to the Company's auditors for the audit of the Company's financial statements	–	1,159
Other services:		
The audit of the Company's subsidiaries pursuant to legislation	–	1,809
Other services pursuant to legislation	6,182	11,929
Other services relating to taxation	35	886
Services relating to corporate finance transactions	–	89
All other services	1,670	45
Total auditors' remuneration for discontinued operations	7,887	15,917

Fees payable for the audit of the Company's subsidiaries pursuant to legislation comprise the fees for the statutory audit of the subsidiaries. Other services pursuant to legislation largely relate to services in relation to statutory and regulatory filings. These include the review of the interim financial information under the Listing Rules of the FSA. Taxation services include compliance services such as tax return preparation and advisory services such as tax advice relating to transactions. Within continuing operations, services relating to corporate finance transactions relate to due diligence on the Ore Hill transaction. Other services include work in connection with the adoption of the Capital Requirements Directive (CRD). Within discontinued operations, other services pursuant to legislation largely relate to the MF Global F-1 registration document, and other services include advice in relation to the return of cash to shareholders.

A statement on the objectivity and independence of the auditors may be found in the Corporate Governance and Risk Management section of the Annual Report, on page 40.

Directors' Report continued

Disclosure under the Takeovers Directive
The following information, not covered elsewhere in this Annual Report is required to be disclosed by the Company pursuant to the Takeovers Directive.

The Company acts as one of the guarantors of a number of Group companies which are the borrowers under a credit facility entered into in June 2007 with various financial institutions, pursuant to which the lending banks agree to make available to the borrowers a multicurrency revolving facility and a dollar swingline advance facility for the repayment of an earlier facility and general corporate purposes. In the event of a change of control of the Company, any lending bank may propose such revised terms, if any, that it requires to continue participating in the facility. To the extent that the Company cannot agree such revised terms with the relevant bank, such bank may cancel the whole of its commitments under the facility and require the repayment of its outstanding advances under the facility.

The Company's share incentive schemes contain provisions whereby, upon a change of control of the Company, outstanding options and awards would vest and become exercisable, subject (in the case of certain schemes only) to the satisfaction of any performance conditions at that time and/or any time pro-rating of options and awards.

There are no agreements between the Company and the directors or any employees providing for compensation for loss of office or employment that occurs because of a takeover bid.

A holder of Ordinary Shares of 3³/₇ US cents each in the capital of the Company is entitled to one vote per Ordinary Share held when a vote is taken on a poll and one vote only when a note is taken on a show of hands. The remaining B Shares in issue are expected to be redeemed in July 2008, in accordance with the terms of the B and C share scheme. The B shares have no voting rights, except where a resolution is proposed to wind-up the Company. The Deferred Dollar Shares and the Deferred Sterling Shares have no voting rights.

Subject to certain standard restrictions on transfer contained in the Company's Articles of Association, such as that the directors may decline to register a transfer of a share that is not fully paid up, there are no restrictions on the transfer of Ordinary Shares. The B shares and the Deferred Sterling Shares are freely transferable. The Deferred Dollar Shares may only be transferred to the Company and such buy-back is expected to take place in December 2009 in accordance with the terms of the B and C share scheme.

There are no securities carrying special rights with regard to control of the Company.

The Company's Articles of Association (the 'Articles') give a power to the Board to appoint directors, but also require directors to retire and submit themselves for election at the first Annual General Meeting following their appointment and for re-election no later than the third Annual General Meeting after their appointment. Shareholders may also appoint directors. The Articles themselves may be amended by special resolution of the shareholders.

The Board is responsible for the management of the business of the Company and may exercise all the powers of the Company subject to the provisions of relevant statutes, the Company's Memorandum of Association and the Articles. The Articles, for instance, contain specific provisions and restrictions regarding the Company's power to borrow money. Powers relating to the issuing and buying back of shares are renewed by shareholders each year at the AGM. A copy of the Articles is available on request from the registered office of the Company.

Copies of executive directors' service contracts and non-executive directors' letters of appointment are available for inspection to shareholders at the Company's registered office and at the AGM.

Credit payment policy
It continues to be the Group's policy to honour all of its contractual commitments and this includes paying suppliers according to agreed payment terms, which are agreed when negotiating transactions. The Company, being a holding company, had no external trade creditors at 31 March 2008 or 31 March 2007.

Employees, environment and charitable donations
The Group discusses employees, the environment and charitable donations on pages 16-19, 37 and 136 respectively. Other Corporate Responsibility elements are described under each of the core value driver sections. Charitable donations in the year amounted to $26 million (2007: $12 million).

By Order of the Board
Kevin Hayes

Company Secretary
29 May 2008

Description of the Business

Man Group plc is the parent company for a group of entities engaged in the investment management business. Man designs, structures and sells investment products to institutions and to distributors. The investments underlying these products are based on the strategies of our own Core Investment Managers.

The underlying investment strategies are referred to as hedge funds, an important and growing part of the alternative investment arena, which also includes private equity and debt, venture capital and real estate. The main defining features of alternative investments are:

- The pursuit of absolute return – that is, the quest to achieve a positive return regardless of whether asset prices are rising or falling;
- Freedom to trade all asset classes and a wide range of financial instruments while employing a variety of investment styles; and
- Reliance on the investment managers skill and application of a clear investment process to exploit market inefficiencies and opportunities referred to as 'alpha'.

This is different from traditional investment strategies where the investment performance is generated from the general market movement ('beta').

The investment products we sell are issued by independent fund entities for whom certain of the Group's subsidiaries act as the investment manager. The fund entities have independent boards of directors with independent governance and decision making powers. The fund entities' results, assets and liabilities are therefore separate from the Group and are not consolidated into the Group's financial statements. We describe the aggregate investments that we manage for these fund entities as 'funds under management' and this is a key measure of our size, scale and earnings base.

The fund products are sold directly to large institutional investors by our sales force or to private investors through distributors, to whom we pay a fee to sell our products. The products are structured and sold with a targeted return and risk profile. The investors pay us management fees for managing the investments and performance fees generally based on a percentage of the investment performance earned above a benchmark return or previous investment value (a high water mark). We also receive fees for arranging financing and other related services required to administer the product for the fund entity.

Man has people dedicated to: sourcing; acquiring and executing the underlying investment strategies; structuring; analysing and administering the fund products, and providing investor services to support the fund products.

Our business strategy is described in the Chief Executive Officer's Report and our core value drivers, which form our business model, are explained in overview on the inside of the front cover and in detail throughout this Annual Report.

Four-year Record

	2008 $m	2007 $m	2006 $m	2005 $m
Income statement – continuing operations				
Profit before exceptional items	2,079	1,301	1,154	720
Exceptional items	–	–	–	195
Pre-tax profit	2,079	1,301	1,154	915
Taxation	(362)	(191)	(194)	(132)
Profit for the year	1,717	1,110	960	783
Income statement – discontinued operations				
Profit before exceptional items	79	257	152	143
Exceptional items	1,709	6	(70)	–
Pre-tax profit	1,788	263	82	143
Taxation	(35)	(89)	(28)	(41)
Profit for the year	1,753	174	54	102
Earnings per share (diluted)				
Continuing operations	90.2c	55.4c	48.3c	38.8c
Continuing and discontinued operations	182.0c	63.9c	51.0c	34.5c
Balance sheet ($m)				
Net cash	1,474	1,832	1,301	1,011
Net assets	4,711	4,563	3,577	2,712
Other statistics				
Post-tax return on equity – continuing operations	41.6%	32.2%	36.0%	29.8%
Ordinary dividend per share	44.0c	20.0c	14.3c	11.0c
Funds under management	$74.6bn	$61.7bn	$49.9bn	$43.0bn
Average headcount – continuing operations	1,731	1,548	1,364	1,129
Average headcount – discontinued operations	3,252	3,174	2,067	1,759
Sterling exchange rates				
Average	0.4981	0.5280	0.5600	0.5417
Year-end	0.5043	0.5079	0.5759	0.5298

Auditors' Report on the Group's Financial Statements

Independent auditors' report to the members of Man Group plc
We have audited the Group financial statements of Man Group plc for the year ended 31 March 2008 which comprise the Group Income Statement, the Group Balance Sheet, the Group Cash Flow Statement, the Group Statement of Changes in Recognised Income and Expense, the Principal Accounting Policies and the related notes. These Group financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the parent company financial statements of Man Group plc for the year ended 31 March 2008 and on the information in the Remuneration Report that is described as having been audited.

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the Annual Report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the Statement of Directors' Responsibilities on page 42.

Our responsibility is to audit the Group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the Group financial statements give a true and fair view and whether the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the Group financial statements.

The information given in the Directors' Report includes that information presented in the Chief Executive Officer's Report, Business Review, Core Investment Managers and Financial Performance, which is cross-referenced from the Principal activities, business review and results section of the Directors' Report.

In addition we report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the Company's compliance with the nine provisions of the Combined Code (2006) specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited Group financial statements. The other information comprises only the Chairman's Report and the unaudited part of the Remuneration Report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Group financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Group financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the Group financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Group financial statements.

Opinion
In our opinion:
- the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group's affairs as at 31 March 2008 and of its profit and cash flows for the year then ended;
- the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; and
- the information given in the Directors' Report is consistent with the Group financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
29 May 2008

Group Income Statement

For the year ended 31 March 2008

	Note	2008 $m	2007 $m
Revenue:			
Performance fees		1,141	456
Management and other fees		2,030	1,758
		3,171	2,214
Sales commissions	1	(391)	(335)
Compensation	2	(639)	(456)
Occupancy costs		(45)	(30)
Communications and technology		(30)	(25)
Other expenses		(163)	(121)
Group operating profit – continuing operations	3	1,903	1,247
Share of after tax profit of associates		86	44
Finance income		145	65
Finance expense		(55)	(55)
Net finance income	4	90	10
Profit before tax from continuing operations		2,079	1,301
Taxation	5	(362)	(191)
Profit after tax from continuing operations		1,717	1,110
Discontinued operations - Brokerage	25	1,753	174
Profit for the year		3,470	1,284
Attributable to:			
Equity holders of the Company		3,471	1,285
Equity minority interests		(1)	(1)
		3,470	1,284
Earnings per share	6		
From continuing operations			
Basic		92.8c	59.9c
Diluted		90.2c	55.4c
From continuing and discontinued operations			
Basic		187.7c	69.3c
Diluted		182.0c	63.9c

Income* and profit before tax growth



$ (billion)
3.5
3.0
2.5
2.0
1.5
1.0
0.5
2005
2006
2007
2008
Income*
Profit before tax

*Revenue plus share of associates' profit

Cost analysis and pre-tax margin† 2008 (2007)



Pre-tax margin†
64%
(58%)
Sales commissions 31% (35%)
Compensation 50% (47%)
Other costs 19% (18%)

†Pre-tax margin = Profit before tax / Revenue plus share of associates' profit

Financial Performance

Group Balance Sheet

	Note	2008 $m	2007 $m
ASSETS			
Cash and cash equivalents	10	1,876	1,571
Trade and other receivables	11	773	498
Investments in fund products	12	1,648	1,229
Other investments	12	322	15
Deferred tax	13	22	54
Investments in associates	14	267	258
Other intangible assets	15	463	429
Goodwill	15	813	785
Property, plant and equipment	16	52	46
		6,236	4,885
Assets of Brokerage held for sale	25	–	50,162
Total Assets		6,236	55,047
LIABILITIES			
Trade and other payables	17	746	493
Current tax liabilities		353	286
Borrowings	18	402	1,589
Pension obligations	2	24	21
		1,525	2,389
Liabilities of Brokerage held for sale	25	–	48,095
Total Liabilities		1,525	50,484
NET ASSETS		4,711	4,563
EQUITY			
Capital and reserves attributable to shareholders	19-22	4,710	4,539
Equity minority interests	20	1	24
Total Equity		4,711	4,563

Approved by the Board of Directors on 29 May 2008

Peter Clarke, Chief Executive

Kevin Hayes, Finance Director

Balance sheet liquidity 2008 (2007)
(Analysis of assets)


1.3x
(1.1x)
Asset coverage*

Cash **30%** (32%) = Cash and cash equivalents

Liquid **44%** (36%) = Trade and receivables, investments in fund products and other investments

Non-liquid **26%** (32%) = All other assets (except assets held for sale)

*Total Assets (excluding Brokerage assets held for sale) / Equity

Group Cash Flow Statement

For the year ended 31 March 2008

	Note	2008 $m	2007 $m
Cash flows from operating activities – continuing operations			
Cash generated from operations	23	2,725	1,315
Interest paid		(32)	(32)
Income tax paid		(324)	(151)
		2,369	1,132
Cash flows from operating activities – discontinued operations		(522)	79
Cash flows from operating activities – total Group		1,847	1,211
Cash flows from investing activities – continuing operations			
Acquisition of subsidiaries and businesses, net of cash acquired	24	(18)	–
Purchase of property, plant and equipment		(21)	(19)
Purchase of intangible assets (largely upfront sales commissions)		(243)	(236)
Purchase of other investments		(221)	(148)
Proceeds from sale of other investments		25	43
Proceeds less costs from sale of Brokerage	25	2,734	–
Cash disposed on the IPO of Brokerage	25	(1,373)	–
Net proceeds from the sale of Brokerage, net of cash disposed		1,361	–
Interest received		146	64
Dividends received from associates and other investments		78	50
		1,107	(246)
Cash flows from investing activities – discontinued operations		44	153
Cash flows from investing activities – total Group		1,151	(93)
Cash flows from financing activities – continuing operations			
Proceeds from issue of ordinary shares		75	42
Purchase of treasury shares		(520)	(375)
Purchase of own shares by ESOP trust		(145)	(143)
Disposal of own shares by ESOP trust		48	37
Proceeds from borrowings		–	250
Repayment of borrowings		(758)	–
Return of net proceeds from sale of Brokerage		(2,667)	–
Dividends paid to Company shareholders		(578)	(306)
		(4,545)	(495)
Cash flows from financing activities – discontinued operations		–	(1)
Cash flows from financing activities – total Group		(4,545)	(496)
Net (decrease)/increase in cash and bank overdrafts		(1,547)	622
Cash and bank overdrafts at the beginning of the year		3,420	2,798
Cash and bank overdrafts at the end of the year – total Group		1,873	3,420
Less: cash and bank overdrafts included in discontinued operations	25	–	(1,850)
Cash and bank overdrafts at the end of the year – continuing operations		1,873	1,570

For the purposes of the cash flow statement, cash and cash equivalents are net of overdrafts repayable on demand. These overdrafts are included in borrowings disclosed on the balance sheet. Overdrafts repayable on demand amounted to $3 million (2007: $1 million).

Cash generated from operations vs operating profit (continuing operations)



$ (billion)
3.00
2.00
1.00
0
2005
2006
2007
2008*
Operating profit
Cash generated from operations

Cash generated from operations in 2008 includes the repayment of intercompany balances owed by the discontinued operation to the continuing Group at the time of the IPO.

Financial Performance

Group Statement of Changes in Recognised Income and Expense

For the year ended 31 March 2008	Note	Shareholders of the Company $m	Minority interest $m	Total $m
Available for sale investments:				
Valuation gains taken to equity		1	–	1
Transfer to income statement on sale		(81)	–	(81)
Cash flow hedge:				
Valuation gains taken to equity		3	–	3
Transfer to income statement in the year		(6)	–	(6)
Foreign currency translation adjustments	22	76	1	77
Tax on items taken directly to or transferred from equity		30	–	30
Net income recognised directly in equity		23	1	24
Profit for the year		3,471	(1)	3,470
Total recognised income and expense for the year	20	3,494	–	3,494

For the year ended 31 March 2007	Note	Shareholders of the Company $m	Minority interest $m	Total $m
Available for sale investments:				
Valuation gains taken to equity		136	–	136
Transfer to income statement on sale		(59)	–	(59)
Cash flow hedge:				
Valuation gains taken to equity		7	–	7
Transfer to income statement in the year		(2)	–	(2)
Foreign currency translation adjustments	22	108	1	109
Tax on items taken directly to or transferred from equity		26	–	26
Net income recognised directly in equity		216	1	217
Profit for the year		1,285	(1)	1,284
Total recognised income and expense for the year	20	1,501	–	1,501

Market capitalisation and shareholders' funds


$ (billion)
25
20
15
10
5
0
2001
2002
2003
2004
2005
2006
2007
2008
Market capitalisation
Capital and reserves attributable to shareholders
* Source: Bloomberg

Principal Accounting Policies

Basis of preparation

The investment products we sell are issued by independent fund entities for whom we act as the investment manager. The fund entities have independent boards of directors with independent governance and decision making powers. The fund entities' results, assets and liabilities are therefore separate from the Group and are not consolidated into the Group's financial statements.

The results of investment management activities are reflected in the Group's financial statements as performance fees and management and other fees and associated receivables.

The investment performance of the fund products managed by the Group is detailed in the Business Review and Core Investment Manager sections of the Annual Report, and represents a key indicator of the Group's overall performance and future sustainability of results.

The objective of these consolidated financial statements is to explain the results for the year ended 31 March 2008 and the financial position of the Group on that date, together with comparative information.

Following the disposal of Brokerage, the Group's principal activity is in investment management and the opportunity has been taken to restructure and reformat the financial statements to provide a clearer, more logical presentation of the Group's activities.

Previously, the Balance Sheet has been classified between current and non current assets and liabilities. This year, the Balance Sheet follows a liquidity format. The directors believe that this presentation is more relevant as the majority of the Group's assets are marked to current market values or will be realised within the next fiscal year. The Income Statement has been changed from previous years to show more clearly the sources of revenue and the nature of expense incurred. Changes in the presentation of the Balance Sheet and Income Statement are explained in detail and reconciled in Note 32.

The Summary of Significant Accounting Policies describes the accounting policies that are material in the preparation of the primary financial statements. Other accounting policies that relate to specific items in the financial statements have been incorporated within the relevant financial statements notes that provide details of the particular item.

Financial statement line items that are not material to the overall results or financial position have been aggregated with similar items and presented as one amount. A description of the types of items has been added where this is considered necessary to understand the aggregate line item.

Where appropriate, graphic presentations have been used to convey financial information.

These changes have been made with the objective of presenting a clearer view of the Group's financial position and results, making the financial statements more readable and understandable to our stakeholders.

The financial statements should be read in the context of the overall Annual Report and cross references have been added to make navigation through the report easier.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ('IFRS'), which comprise standards and interpretations issued by either the International Accounting Standards Board ('IASB') or the International Financial Reporting Interpretations Committee ('IFRIC') or their predecessors, as adopted by the European Union ('EU') and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS.

The consolidated financial statements have been prepared under the historical cost convention, except for the measurement at fair value of derivative financial instruments and certain financial assets that are available for sale or held at fair value through profit or loss.

On 30 March 2007, the directors announced that they intended to separate the Brokerage business, to be effected by an initial public offering ('IPO') on the New York Stock Exchange of a majority interest in that business. On 19 July 2007, 81.4% of the shares in the Brokerage business were sold in the IPO. Hence the Brokerage business has been classified as a discontinued operation in both the 2008 and 2007 financial statements.

Impact of new accounting standards

IFRS 7 'Financial instruments: disclosure' and an amendment to IAS 1 'Presentation of financial statements' on capital disclosures were issued by the IASB in August 2005 and have been adopted by the Group for reporting in its financial year ended 31 March 2008. This new standard and the revision to IAS 1 add further quantitative and qualitative disclosures in relation to financial instruments and how an entity manages its capital resources.

New accounting standards issued that become effective in future years are considered in Note 31.

Summary of significant accounting policies

The Group's principal accounting policies have been consistently applied to all the years presented in these financial statements. Comparative information has been reclassified where applicable (further details are given in Note 32).

Consolidation

Subsidiaries are all entities (including employee share ownership trusts) over which the Group has the power to control the financial and operating policies. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are removed from consolidation from the date that control ceases. Inter-company transactions and balances between Group companies are eliminated.

Associates

Associates are all entities in which the Group holds an interest and over which it has significant influence but not control. Investments in associates are generally accounted for by the equity method of accounting and are initially recognised at cost, except for investments in certain fund entities (see below). Under the equity method, the Group's share of its associates' post-acquisition profits or losses after tax is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment.

Where the Group has investments in certain fund entities over which it is able to exert significant influence but not control, these are classified as associates. The Group has applied the scope exclusion within IAS 28 'Investments in Associates' for mutual funds, unit trusts and similar entities and has classified such holdings as investments and measured them at fair value through the income statement in accordance with IAS 39.

Principal Accounting Policies continued

Acquisitions

The cost of an acquisition of a subsidiary or business is measured as the fair value of the assets received, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in an acquisition are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as acquisition goodwill.

Goodwill is reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Foreign currency translation

(1) Functional and presentation currency

The consolidated financial statements are presented in US dollars, which is the Company's functional and presentation currency and the currency in which the majority of the Group's revenue streams, assets, liabilities and funding is denominated. Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency').

(2) Transactions and balances

Foreign currency transactions are translated into the relevant Group entity's functional currency using the exchange rate prevailing at the date of the transactions or, where it is more practical, an average rate over the relevant accounting period. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges.

(3) Translation of foreign operations

The results and financial position of all the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(a) assets (including goodwill and fair value adjustments on the acquisition of a foreign entity) and liabilities for each balance sheet are translated at the closing rate at the date of that balance sheet;

(b) income and expenses for each income statement are translated at average exchange rates for the relevant accounting periods;

(c) all resulting exchange differences are included in the cumulative translation adjustment reserve within equity.

Investments

(1) Classification

The Group classifies its investments in the following categories: financial assets at fair value through profit or loss; loans and receivables; and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of investments at initial recognition and re-evaluates, where permitted, this designation at each reporting date.

(a) Financial assets at fair value through profit or loss

A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivative contracts are also categorised as held for trading unless they are designated as hedges.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money or services directly to a debtor with no intention of trading the receivable.

(c) Available-for-sale financial assets

Available-for-sale financial assets are non-derivative equity investments that are either designated in this category or not classified in any of the other categories.

(2) Measurement

Purchases and sales of investments are recognised on trade-date, the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets and liabilities at fair value through profit or loss are subsequently carried at fair value in the balance sheet. Loans and receivables are carried at amortised cost using the effective interest method. Fair value gains and losses arising from changes in the fair value of financial assets and liabilities at fair value through profit or loss are included in performance fee income in the income statement in the period in which they arise. Fair value gains and losses arising from changes in the fair value of available-for-sale investments are recognised as a separate component of equity until the investment is sold or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in performance fee income in the income statement.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using appropriate valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the issuer's specific circumstances. Specific details of the methods used to obtain fair values for investments are included within Note 12.

(3) Impairment
The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the security is impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss, measured as the difference between the acquisition cost and the current fair value, less any impairment loss on the financial asset previously recognised in profit or loss, is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on available-for-sale equity instruments are not reversed through the income statement.

Trade and other receivables
Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment.

Borrowings
Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost. Any difference between proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method. Interest expense is recognised in finance costs in the income statement.

Income recognition
(1) Revenue
Revenue is recognised as follows:

(a) Performance fees
Performance fees are calculated as a percentage of the net appreciation of the relevant fund products' net asset value at the end of a given contractual period (referred to as the performance period). In accordance with IAS 18, performance fees are only recognised once they can be measured reliably. The Group can only reliably measure performance fees at the end of the performance period as the net asset value of the fund products could move significantly, as a result of market movements, between the Group's balance sheet date and the end of the performance period.

(b) Management and other fees
Management fees, which include all non-performance related fees and interest income from loans to funds, are recognised in the period in which the services are rendered. Interest income from loans to fund products has been included in management and other fees on the basis that it is akin to management fees earned from fund products.

(2) Dividend and non-fund product related income
Dividend income is recognised when the right to receive payment is established. Interest income is recognised on a time-proportion basis using the effective interest method.

Sales commissions
Upfront commissions are payable to distributors and to employees when a fund product is first launched. The majority of commissions paid are capitalised and amortised over the period in which income from the fund product is expected to be earned in future periods. Trail commissions are payments made to distributors for ongoing services and are charged to the income statement in the period in which they are incurred.

Compensation
Salaries and wages, including bonuses, are charged to the income statement in the period in which they are incurred. Bonuses are based on a formula that takes into consideration the profit attributable to the Company's shareholders. The fair value of equity based compensation, including share awards and options granted, is recognised as an expense over the vesting period.

Current and deferred tax
The current tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Group's subsidiaries and associates operate and generate taxable income.

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.

Principal Accounting Policies continued

Critical accounting estimates and judgements

In the preparation of the consolidated financial statements management is required to make estimates and assumptions that affect the reported amount of revenues, expenses, assets and liabilities and the disclosure of contingent liabilities. If in the future such estimates and assumptions, which are based on management's best judgement at the date of preparation of the financial statements deviate from actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. The areas where a higher degree of judgement or complexity arise, or areas where assumptions and estimates are significant to the consolidated financial statements, are discussed below.

(1) Use of fair values

The Group uses fair values to measure many of its investments, goodwill and other intangible assets and obligations such as pension liabilities and employee share awards. Given the uncertainty and subjective nature of valuing assets and obligations at fair value, it is possible that the outcomes within the next financial year could be different from the assumptions used and this could therefore result in a significant adjustment to the carrying amount of assets and liabilities measured using fair values. This is particularly the case where the Group establishes the fair value of assets or liabilities by using appropriate valuation techniques. Valuation techniques used to calculate fair values include comparisons with similar financial instruments for which observable prices exist, discounted cash flow analysis and option pricing models.

Index to footnotes

(2) Treatment of fund entities of which the Group is the investment manager

Certain subsidiaries of the Group act as the investment manager to a number of fund entities and in addition provide a number of other administrative services. Having considered all significant aspects of the Group's relationships with the fund entities, the directors are of the opinion that, although the Group may have significant influence over fund entities, the existence of the investment management contract and provision of other administrative services do not give the Group control over the fund entities. The key considerations taken into account in reaching this judgement include: the existence of independent, empowered boards of directors; the influence of investors; the investment management contract termination provisions; and, the arm's length nature of the Group's contracts with the fund entities.

(3) Goodwill and other intangible assets (Note 15)

The valuation and amortisation periods of intangible assets arising on acquisition and the impairment testing of goodwill are based on value in use calculations prepared on the basis of management's assumptions and estimates of future cash flows and discount rates.

The amortisation period of sales commissions, representing the Group's contractual right to benefit from future income from providing investment management services, is based on management's estimate of the weighted average period over which the Group expects to earn economic benefit from the investor being invested in each fund product. Management estimate that this period is five years in both the current and the comparative year.

(4) Taxation (Note 5)

The Group is subject to income taxes in many jurisdictions. Judgement is required in determining estimates in relation to the worldwide provision for income taxes. There are transactions for which the ultimate tax determination is uncertain during the ordinary course of business. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Notes to the Group Financial Statements

1. Sales commissions

	2008 $m	2007 $m
Upfront sales commissions	216	185
Trail commissions	175	150
	391	335

2. Employees and compensation

	2008 $m	2007 $m
Wages and salaries – fixed	161	162
– variable	343	188
Share-based payment charge	71	43
Social security costs	46	45
Pension costs	18	18
Total compensation – continuing operations	639	456

For discontinued operations see Note 25. In addition to the above table, included in upfront sales commissions (Note 1) are $39 million (2007: $30 million) of sales commissions paid to employees.

(a) Wages and salaries

Wages and salaries include the following:

(1) Bonus plans

The Group recognises a liability and an expense for bonuses, based on a formula that takes into consideration the profit attributable to the Company's shareholders.

(2) Share-based payments

These are detailed in section (b) of this Note.

(3) Phantom equity-based compensation

The Group also operates 'phantom' cash-settled, equity-based compensation plans.

The equity base is typically some of the fund products of which the Group is the investment manager. The fair value of the employee services received in exchange for the phantom equity awards is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the awards, remeasured at each reporting date until the settlement date is reached. The fair value of the awards equates to the fair value of the underlying fund products at the settlement date.

	2008 Number	2007 Number
United Kingdom	743	613
Switzerland	597	561
Other countries	391	374
Average number of employees – continuing operations	1,731	1,548

For the average number of employees in discontinued operations, see Note 25.

(b) Share-based payments

The Group operates equity-settled, share-based compensation schemes. The fair value of the employee services received in exchange for the share awards and options granted is recognised as an expense, with the corresponding credit being recognised in equity. The total amount to be expensed over the vesting period is determined by reference to the fair value of the shares and options awarded/granted, excluding the impact of any non-market vesting conditions (for example, earnings per share and return on equity targets). Non-market vesting conditions are included in assumptions made on the number of options that are expected to become exercisable. At each balance sheet date, the Group revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

2. Employees and compensation continued

All of the employee share awards and share option awards are made within the Group's share-based remuneration schemes. Details of these schemes may be found in the Remuneration Report on pages 44-45.

The Group has no legal or constructive obligation to repurchase or settle the options in cash.

During the year, $71 million was charged to the income statement for equity-settled, share-based payment transactions (2007: $43 million) in respect of continuing operations.

The fair value of share options and awards is calculated using a 'binomial lattice' model that takes into account the effect of both financial and demographic assumptions. Financial assumptions include the future share price volatility, dividend yield, risk-free interest rate, and the best estimate outcome of non-market based performance conditions. Demographic assumptions include forfeiture and early vesting behaviours that are based upon historic observable data. The fair values per option and award granted during the year to employees, and the assumptions used in the calculations, are as follows:

	Executive Share Option Scheme	Other employee share option schemes	Performance Share Plan	Co-Investment Scheme
Grant dates	7/6/2007	2/7/2007 – 1/8/2007	7/6/2007	11/6/2007 – 9/1/2008
Weighted average share price at grant date	1124c	1099c	1124c	1128c
Weighted average exercise price at grant date	1124c	962c	–	–
Share options/awards made in the year	816,832	744,845	1,833,154	6,247,858
Vesting period (years)	3	2-5	4	4
Expected share price volatility	30.0%	30.0%	–	–
Dividend yield	3.0%	3.0%	3.0%	3.0%
Risk-free rate	5.5%	5.7%	–	–
Expected option life (years)	8.7	3.7	–	–
Number of shares/options assumed to vest	816,832	660,557	1,833,154	6,064,674
Average fair value per option/share granted	357c	232c	998c	935c

The expected share price volatility is based on historical volatility over the last 10 years. The expected option life is the average expected period to exercise. The risk-free rate of return is the yield on zero-coupon US and UK (where appropriate) government bonds of a term consistent with the assumed option life.

It is assumed that the performance conditions applicable to the executive share option scheme and performance share plan will be met in full. For the executive share option scheme, it is assumed that 5% of options per year are subject to early exercise, and in addition, provided there is a gain of 50% on the exercise price, it is assumed that 50% of remaining option holders will exercise per year.

Movements in the number of share options outstanding are as follows:

	2008		2007	
	Number	Weighted avg. exercise price ($ per share)	Number	Weighted avg. exercise price ($ per share)
Share options outstanding at 1 April	11,915,571	4.24	11,327,688	3.25
Granted	1,561,677	10.53	3,025,434	6.90
Forfeited	(1,123,824)	6.31	(516,532)	4.09
Exercised	(6,085,419)	3.46	(1,921,019)	2.59
Share options outstanding at 31 March	6,268,005	5.26	11,915,571	4.24
Share options exercisable at 31 March	1,450,788	4.10	3,760,944	3.42

The weighted average share price during the financial year ended 31 March 2008 was $11.04 (2007: $8.82). As invested awards do not participate in dividends, there is no impact arising from the share consolidation.

The share options outstanding at the end of the year have a weighted average exercise price and expected remaining life as follows:

	2008			2007		
Range of exercise prices ($ per share)	Number of share options	Weighted avg. exercise price ($ per share)	Weighted avg. expected remaining life (years)	Number of share options	Weighted avg. exercise price ($ per share)	Weighted avg. expected remaining life (years)
2.00-5.00	2,849,988	3.98	3.2	7,793,874	3.69	3.2
5.01-7.00	803,256	5.62	3.0	1,993,536	5.61	4.0
7.01-9.00	1,392,708	7.94	6.6	2,128,161	7.96	6.6
9.01-11.00	405,221	9.43	2.8	–	–	–
11.01+	816,832	11.48	7.7	–	–	–
	6,268,005			11,915,571		

(c) Pension benefits

The Group operates various pension plans throughout the world, including two funded defined benefit and a number of defined contribution plans. The Group's pension plans are funded through payments to trustee-administered funds or insurance companies, determined by periodic actuarial calculations. Other than pensions, the Group does not operate any other form of post-retirement benefit plans.

A defined benefit plan is a pension plan that defines the amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate fund.

(i) Defined contribution plans

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligation once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available. Defined contribution pension costs for continued operations totalled $9 million (2007: $9 million).

(ii) Defined benefit plans

The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognised actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

In accordance with the transitional provisions set out in IFRS 1 'First time adoption of international financial reporting standards', all cumulative actuarial gains and losses at the date of the Group's IFRS transition (1 April 2004) were recognised in full. Since 1 April 2004, actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are not recognised in the current period unless the cumulative unrecognised gain or loss at the end of the previous reporting period exceeds the greater of 10% of the plan assets or liabilities. In these circumstances the excess is charged or credited to the income statement over the employees' expected average remaining working lives.

Past service costs are recognised immediately in the income statement, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortised on a straight-line basis over the vesting period.

The principal actuarial assumptions used in the valuations of the two plans as at 31 March 2008 were:

	UK plan		Swiss plan	
	2008 % pa	2007 % pa	2008 % pa	2007 % pa
Discount rate	6.9	5.4	3.8	3.0
Price inflation	3.8	3.2	1.5	1.5
Expected return on plan assets	7.2	6.9	3.3	3.0
Future salary increases	6.4	5.8	5.0	5.0
Social security increases	–	–	1.8	1.8
Pension in payment increases	4.0	3.5	–	–
Deferred pensions increases	5.0	5.0	–	–

Actuarial valuations are conducted every three years. The latest actuarial valuation of the largest plan, the Man Group plc Pension Fund ('the UK plan'), the UK defined benefit pension plan, was made at 31 December 2005, using the Projected Unit Credit method. This is a closed plan and the current service cost is expected to increase as the members approach retirement. For the UK plan, the Group has agreed to contribute 34.2% of pensionable salaries each year until 31 December 2008.

The following paragraphs discuss the key assumptions applied and sensitivities in the valuation of the Group's largest plan, the UK plan, which, at 31 March 2008, comprised 83% (2007: 90%) of the total pension liability.

The discount rate is based on yields on high quality corporate bonds of appropriate duration. At 31 March 2008, the annualised yield on the index constructed by iBoxx of AA rated stocks of duration of 15 years or more, was 6.9% (2007: 5.4%). The mean term of the 15-year index falls short of the mean term of the liabilities of the Fund of around 20 years, but in the absence of suitable data, the iBoxx yields are thought to be an appropriate guide.

The expected return on plan assets is based on the market expectation at the beginning of the period for returns over the entire life of the benefit obligation. Investment market conditions suggest an expected return on equities of around 8.3% (2007: 8.0%), expected bond returns of around 5.9% (2007: 5.2%), and expected return on other plan assets (hedge funds, cash) of around 8.2% (2007: 7.6%).

The pension increase entitlement for the majority of members in the Fund is RPI subject to a minimum of 3.0% per annum and a maximum of 5.0% per annum. Pension increases have been assumed to be at a rate of 4.0% (2007: 3.5%) per annum reflecting the possibility that future increases are likely to be higher than price inflation.

2. Employees and compensation continued

In light of recent experience, which suggests that there has been lower mortality than previously assumed, it is thought appropriate to update the mortality tables to allow for the general improvements being experienced. As a result, the table of mortality rates PA92C05 (with no age rating) has been used since 2007. In addition, allowance is made for future improvements in mortality rates by reducing the discount rate by 0.25% per annum, which increases the balance sheet liability. The table below sets out the expectations of life for male and female members currently, and life expectancy in 20 years time.

	Current life expectancy (years)	Life expectancy in 20 years time (years)
Male aged 60	24.4	25.8
Female aged 60	27.5	28.8

Following the separation of Brokerage from the Group (Note 25), a new pension plan sponsored by MF Global UK Limited was established for the Brokerage employees who immediately prior to the separation, were active members of the UK plan. With effect from 1 July 2007, all eligible Brokerage employees consented to transfer and joined the MF Global UK Pension Fund, accruing pension rights from that fund for service from that date. The provisions of this new plan are identical to those of the UK scheme.

The assets of the UK plan were apportioned on a share of fund basis, reflecting the respective values of the accrued pension rights of consenting members transferring to the new plan, and those remaining behind in the UK plan. Effective 1 July 2007, $27 million of fund assets were transferred from the UK plan to the MF Global UK Pension Fund in full settlement of future pension obligations arising from the consenting members.

The amounts recognised in the balance sheet are determined as follows:

	2008 $m	2007 $m
Present value of funded obligations	350	409
Fair value of plan assets	(341)	(359)
	9	50
Unrecognised actuarial losses/(gains)	19	(21)
Unrecognised past service cost	(4)	(8)
Liability in the balance sheet	24	21

The major categories of plan assets are:

	2008 $m	2007 $m
Equities	115	142
Bonds	109	113
Insurance policies	48	37
Other	69	67
	341	359

The actual return on plan assets was:

	2008 $m	2007 $m
Return on plan assets	10	9

The movement in the liability recognised in the balance sheet is as follows:

	2008 $m	2007 $m
Pension liability at beginning of year	21	35
Currency translation difference	1	3
Total expense charged to the income statement	9	31
Contributions paid	(7)	(48)
Pension liability at end of year	24	21

The contributions expected to be paid during the financial year ending 31 March 2009 amount to $7 million.

The amounts recognised in the income statement are as follows:

	2008 $m	2007 $m
Current service cost	8	11
Interest cost	20	21
Expected return on plan assets	(22)	(22)
Amortisation of unrecognised past service cost	2	2
Amortisation of unrecognised net loss	–	1
Past service cost	–	16
Settlement/curtailment	1	7
Para 58A gain	–	(5)
Total charge	9	31

The income statement charge for 2007 includes an amount of $22 million for discontinued operations.

Changes in the present value of the defined benefit obligations are as follows:

	2008 $m	2007 $m
Present value of funded obligations, 1 April	409	396
Currency translation difference	13	45
Current service cost	8	11
Interest cost	20	21
Employee contributions	3	3
Plan amendment	–	4
Actuarial gain	(57)	(24)
Actual benefit payments	(16)	(9)
Settlement/curtailment on disposal of Brokerage	(30)	(1)
Liabilities extinguished on settlements	–	(37)
Present value of funded obligations, 31 March	350	409

The changes in the fair value of plan assets are as follows:

	2008 $m	2007 $m
Fair value of plan assets, 1 April	359	324
Currency translation difference	12	37
Actual return on plan assets	3	10
Actuarial gains and losses on plan assets	–	(1)
Company contributions	7	32
Employee contributions	3	3
Benefits paid from fund	(16)	(9)
Assets distributed on settlements	(27)	(37)
Fair value of plan assets, 31 March	341	359

History of experience gains and losses:

	2008		2007		2006		2005		2004	
	$m	%	$m	%	$m	%	$m	%	$m	%
Experience adjustments arising on plan assets (% of plan assets)	(19)	5.3	11	3.3	31	10.9	1	1.3	11	5.9
Experience adjustments arising on plan liabilities (% of the present value of plan liabilities)	–	0.7	(3)	0.1	(10)	3.3	–	0.5	3	0.7
Present value of plan liabilities	350		409		396		335		296	
Fair value of plan assets	(341)		(359)		(324)		(274)		(238)	
Plan deficit	9		50		72		61		58	

2. Employees and compensation continued

(d) Directors' remuneration

	2008 $'000	2007 $'000
Emoluments	21,780	35,653
Gains made on transfer of share awards and exercise of share options in the year	60,627	27,762
Contributions to money purchase pension schemes (2008: one director; 2007: three directors)	60	175

One director is accruing retirement benefits under a defined benefit scheme (2007: one director).

Further information on individual directors' emoluments, options, share awards and loans is given in the Remuneration Report on pages 43 to 51, and included in the key management compensation disclosures on related parties (Note 27).

3. Group operating profit

The following items have been included in arriving at Group operating profit from continuing operations:

	2008 $m	2007 $m
Foreign currency gains	6	1
Depreciation of property, plant and equipment	15	14
Amortisation of sales commissions	141	129
Amortisation of other intangible assets	12	8
Auditors' remuneration	6	4
Operating lease rentals	25	18

Analysis of items included in discontinued operations is included in Note 25. The details of remuneration received by the auditors are contained in the table included in the Directors' Report, on page 81 of this Annual Report.

4. Net finance income

Net finance income from continuing operations comprises:

	2008 $m	2007 $m
Finance income:		
Interest on cash deposits	128	55
Finance fees	5	8
Other	12	2
	145	65
Finance expense:		
Interest payable on borrowings	(33)	(19)
Amortisation of discount on issue of exchangeable bonds	(3)	(17)
Cost of exchangeable bonds' conversion	–	(12)
Foreign exchange costs arising from the financing of Sterling dividend payments	(15)	–
Fair value loss on interest rate swaps	(3)	(4)
Other	(1)	(3)
	(55)	(55)
Net finance income	90	10

5. Taxation

Analysis of tax charge on continuing operations in the period:

	2008 $m	2007 $m
Current tax:		
UK Corporation tax on profits of the year	299	89
Foreign tax	73	119
Adjustments to tax charge in respect of previous periods	(5)	(17)
Total current tax	367	191
Deferred tax (Note 13):		
Origination and reversal of temporary differences	(6)	4
Adjustments to tax charge in respect of previous periods	1	(4)
Total tax charge	362	191

Tax on items (credited)/charged to equity:

	2008 $m	2007 $m
Current tax	(23)	21
Deferred tax	4	15
	(19)	36

Effective tax rate	17.4%	14.7%
UK nominal corporation tax rate	30.0%	30.0%

The tax on the Group's total profit before tax is lower (2007: lower) than the amount that would arise using the theoretical effective UK tax rate applicable to profits of the consolidated companies, as follows:

	2008 $m	2007 $m
Profit before tax from continuing operations	2,079	1,301
Theoretical tax charge at UK rate (30%)	624	390
Effect of:		
Effect of overseas rates compared to UK	(215)	(168)
Currency translation differences	(64)	1
Adjustments to tax charge in respect of previous periods	(4)	(21)
Losses not recognised in the year	2	–
Effect of change in UK tax rate (30% to 28%)	2	–
Other	17	(11)
	(262)	(199)
Total tax charge	362	191

6. Earnings per share ('EPS')

The calculation of basic earnings per ordinary share is based on a profit for the year of $1,717 million (2007: $1,110 million) for continuing operations, and a profit for the year of $3,471 million (2007: $1,285 million) for continuing and discontinued operations. The calculation of basic earnings per ordinary share is based on 1,848,517,328 (2007: 1,852,685,662) ordinary shares, being the weighted average number of ordinary shares in issue during the year after excluding the shares owned by the Man Group plc employee trusts. During the year to 31 March 2008 each ordinary share of 3 US cents was consolidated on a 7 shares for 8 share basis following the return of capital to shareholders by means of a B and C share issue. The effect of the change in the number of shares is recorded prospectively.

For diluted EPS, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The diluted earnings per share is based on a profit for the year of $1,722 million (2007: $1,135 million) for continuing operations, and a profit for the year of $3,476 million (2007: $1,310 million) for continuing and discontinued operations. The calculation of diluted earnings per ordinary share for continuing and discontinued operations is based on 1,909,455,999 (2007: 2,051,372,034) ordinary shares, calculated as shown in the following table:

	2008		2007	
	Total Number (millions)	Weighted average (millions)	Total Number (millions)	Weighted average (millions)
Number of shares at 1 April	1,880.0	1,880.0	1,845.9	1,845.9
Issues of shares	126.2	96.3	78.1	52.1
Share consolidation	(245.0)	(84.3)	–	–
Repurchase and cancellation of own shares	(45.9)	(31.2)	(44.0)	(22.0)
Number of shares at 31 March	1,715.3	1,860.8	1,880.0	1,876.0
Shares owned by employee trusts	(7.7)	(12.3)	(22.1)	(23.3)
Basic number of shares	1,707.6	1,848.5	1,857.9	1,852.7
Share awards under incentive schemes	20.3	29.6	52.9	54.7
Employee share options	6.3	4.2	11.9	4.2
Exchangeable bonds	–	27.2	116.0	139.8
Dilutive number of shares	1,734.2	1,909.5	2,038.7	2,051.4

The reconciliation of earnings per share from continuing and discontinued operations, to earnings per share from continuing operations, is given in the table below.

	2008				2007			
	Basic post-tax earnings \$m	Diluted post-tax earnings \$m	Basic earnings per share cents	Diluted earnings per share cents	Basic post-tax earnings \$m	Diluted post-tax earnings \$m	Basic earnings per share cents	Diluted earnings per share cents
Earnings per share on continuing operations*	1,717	1,722	92.8	90.2	1,110	1,135	59.9	55.4
Discontinued operations	1,754	1,754	94.9	91.8	175	175	9.4	8.5
Earnings per share on continuing and discontinued operations*	3,471	3,476	187.7	182.0	1,285	1,310	69.3	63.9

* The difference between basic and diluted post-tax earnings is the adding back of the finance expense in the period relating to the exchangeable bonds.

7. Dividends

	2008 $m	2007 $m
Ordinary shares		
Final dividend paid for 2007 – 12.7 cents (2006: 9.1 cents)	250	167
Interim dividend paid for 2008 – 19.2 cents (2007: 7.3 cents)	328	139
Dividends paid during the year	578	306
Proposed final dividend for 2008 – 24.8 cents (2007: 12.7 cents)	423	237

Dividend distribution to the Company's shareholders is recognised directly in equity and as a liability in the Group's financial statements in the period in which the dividend is paid or, if required, approved by the Company's shareholders.

$2.667 billion received from the disposal of MF Global was returned to shareholders by means of a B and C share scheme.

The proposed final dividend recommended by the Board is payable on 12 August 2008, subject to shareholder approval, to shareholders who are on the register of members on 18 July 2008.

8. Financial risk and capital management

Financial risk management

A qualitative analysis of the financial risks arising from the Group's activities is provided in the Governance and Risk Management section of this Annual Report:

- Liquidity risk management — Page 56
- Market risk management: — Page 57
- Credit risk management — Page 58

(a) Liquidity risk management

The Group finances its operations from the cash flow generated by its operations, bank borrowings on both a committed and uncommitted basis and through debt finance issued in the capital markets.

At 31 March 2008 the Group had total debt and bank facilities of $3.23 billion (2007: $4.17 billion) of which $2.83 billion (2007: $2.56 billion) are undrawn. The committed bank credit facilities total $2.83 billion (2007: $2.46 billion).

8. Financial risk and capital management continued

Financial risk management continued

(a) Liquidity risk management continued

The table below analyses the Group's financial assets, liabilities and commitments. The amounts disclosed are the contractual undiscounted cash flows.

Year ended 31 March 2008:

Financial assets	Less than 1 year $m	1-5 years $m	Over 5 years $m
Cash and equivalents	1,876	–	–
Investments in fund products	1,648	–	–
Other investments	322	–	–
Trade and other receivables	722	51	76
	4,568	51	76

Financial liabilities	Less than 1 year $m	1-5 years $m	Over 5 years $m
Borrowings, including interest	(18)	(422)	–
Trade and other payables	(738)	(8)	–
Net settled derivative financial instruments	(1)	–	–
	(757)	(430)	–

Guarantees and commitments	Less than 1 year $m	1-5 years $m	Over 5 years $m
Financial guarantees and commitments:			
Committed purchase agreements	(2,654)	–	–
MF Global brokerage account	(400)	–	–
Loan facilities provided to the funds	(214)	–	–
Operating lease commitments	(28)	(64)	(32)
Other contracted expenditure not provided for	(8)	(17)	–
	(3,304)	(81)	(32)

Year ended 31 March 2007:

Financial assets	Less than 1 year $m	1-5 years $m	Over 5 years $m
Cash and equivalents	1,571	–	–
Investments in fund products	1,229	–	–
Other investments	15	–	–
Trade and other receivables	458	40	–
Net settled derivative financial instruments	–	4	–
	3,273	44	–

Financial liabilities	Less than 1 year $m	1-5 years $m	Over 5 years $m
Borrowings, including interest	(616)	(1,181)	(57)
Trade and other payables	(491)	(2)	–
Net settled derivative financial instruments	(13)	(7)	–
	(1,120)	(1,190)	(57)

Commitments	Less than 1 year $m	1-5 years $m	Over 5 years $m
Financial commitments:			
Committed purchase agreements	(3,563)	–	–
Loan facilities provided to the funds	(342)	–	–
Operating lease commitments	(24)	(72)	(36)
Other contracted expenditure not provided for	(1)	–	–
	(3,930)	(72)	(36)

Further explanation of financial guarantees and commitments are included in section (d) below, including separate disclosure of the commitments arising from Empyrean Re.

As at 31 March 2008, there were no forward foreign exchange contracts designated as cash flow hedges (2007: $230 million), and forward foreign exchange contracts designated as fair value hedges aggregated to nil (2007: $460 million). The notional value of other derivative contracts is $287 million (2007: nil). All contracts mature within one year.

(b) Market risk management

(i) Seeding and other investments

The Group invests in early stage managers as part of its ongoing business to build investment capacity. These investments are generally held for less than one year at which point the investment is redeemed and either investor funds allocated, or the account closed.

The Group calculates the market risk on these investments using a value at risk ('VaR') methodology using a one month time horizon, at a 95% confidence interval. The increase in the VaR in 2008 compared with 2007 reflects the increased level of seed investments and the increase in historical volatilities.

2008					2007				
	VaR					VaR			
Other investments in fund products $m	Close $m	Avg $m	Max $m	Min $m	Other investments in fund products $m	Close $m	Avg $m	Max $m	Min $m
1,279	70	59	72	51	829	47	39	49	32

(ii) Residual investment in MF Global and other assets

The Group's residual investment in MF Global ($221 million) and exchange shares are held as available-for-sale financial assets, where gains and losses arising from movements in the share price are recorded in the available-for-sale reserve within equity.

Using a calculation based on the historical volatility of comparable firms' share price movements over a one year period, a one standard deviation change results in a change in the value of the holding(s) in MF Global of 45% and Exchange shares of 45% (2007: 30%).

(iii) Foreign exchange and interest rate risk

The majority of the Group's revenue streams, assets, liabilities and funding is denominated in US dollars and foreign currency transactions mainly relate to Sterling and Swiss Franc costs. The Group, from time to time, puts in place short-term foreign currency contracts to hedge these costs. The Group's net assets are exposed to the effect of movements in the exchange rate between the US dollar and other currencies, to the extent that the Group has net assets or liabilities in currencies other than the US dollar. At 31 March 2008, a 10% strengthening/weakening of the US dollar against all other currencies, with all other variables held constant, would not have had a significant impact.

The Group's monetary assets and liabilities earn/incur interest indexed to floating rates and are therefore not exposed to interest rate risk.

8. Financial risk and capital management continued

Financial risk management continued

(c) Credit risk management

(i) Counterparty credit rating and ageing according to the contractual due date

Financial assets subject to credit risk:

	Note	2008 $m	2007 $m
Cash and cash equivalents	10	1,876	1,571
Included in trade and other receivables (Note 11):			
Derivative financial instruments		1	15
Other receivables		754	482
Amounts owed by fund products	12	369	400
		3,000	2,468

The Group's counterparties are externally rated and amounts owed by fund products are rated using an internal rating methodology. At 31 March 2008, 74% of the Group's financial assets subject to credit risk were rated AA- or above (2007: 78%), and a further 11% were rated A- to A+ (2007: 11%). As at 31 March 2008, 98% of the Group's financial assets were neither past due nor impaired (2007: 99%). Amounts past due have been subsequently received in full. No significant impairments were recorded in either the current or comparative financial years.

The weighted average balance of amounts owed by fund products during the financial year ended 31 March 2008 was $691 million (2007: $692 million).

The maximum credit risk exposure is equivalent to the carrying/fair value of the balances shown. The MF Global facility and Empyrean Re commitments are disclosed separately in Note 8(d).

(ii) Concentrations of credit risk

At 31 March 2008, the Group's single largest counterparty exposure is $450 million held with a AA rated bank (2007: $1,229 million). The largest loan to a fund was $44 million (2007: $25 million). The amount of these exposures can change significantly each month.

(d) Financial guarantees and commitments

(i) Committed purchase agreements

In respect of some of its structured products, the Group has made a commitment to provide monthly liquidity for some of their underlying investments in fund products which otherwise have only quarterly liquidity by purchasing these shares. This commitment allows these structured products to rebalance their portfolios and offer monthly redemption terms to investors.

The Group's commitment at 31 March 2008 covers investments in existing funds totalling $2.65 billion (2007: $3.56 billion). At 31 March 2008, the aggregate risk of loss to which the Group was exposed in relation to committed purchase agreements amounted to $87 million (2007: $105 million) at a 99.9% confidence level, taking into account the contingent nature of these exposures and the probability of a loss being incurred on any resulting holding.

(ii) MF Global brokerage account
MF Global has put in place a $400 million daylight overdraft facility for certain funds which is guaranteed by the Group. This guarantee has a 364 day term and can be cancelled on any day by giving notice prior to 10:00 hours. Under normal circumstances, the Group has no exposure to the guarantee at the end of any given day.

(iii) Loan facilities provided to the funds
The Group provides committed loan facilities to the MAST structures. These are collateralised fund obligations providing financing support to a range of Man structured products. The facilities exist to provide liquidity and bridging facilities rather than to provide permanent leverage. The Group manages the CFO portfolios to ensure that sufficient underlying investments are liquidated to meet ongoing fee and coupon payments. As a result, drawings are infrequent and small in relation to the facilities available. Utilisation under these facilities at the financial year end was as follows:

	2008		2007	
	Commitment $m	Utilisation $m	Commitment $m	Utilisation $m
MAST 1	–	–	125	–
MAST 2	25	–	25	–
Man Glenwood Asset Holdings (MAST2/3)	189	–	192	–
	214	–	342	–

Otherwise all of the loan facilities which the Group provides to its fund products are uncommitted.

(iv) Commitments made by Empyrean Re
Empyrean Re writes short-term trade credit insurance and reinsurance on a global basis. It is exposed to credit risk in the event that losses resulting from defaults by the underlying obligors in each reinsurance contract exceed the deductible under that contract.

Empyrean Re manages credit default risk by actively monitoring the creditworthiness of the underlying obligors and maintaining exposures within limits. The portfolio risk is modelled taking into account each reinsurance contract (including deductibles, limits, coinsurance and reinstatements) using a proprietary quantitative model. Capital market transactions are undertaken to maintain the portfolio within a risk-based limit. Empyrean Re primarily employs Moody's KMV Expected Default Frequency (EDF) to determine the probability of default (PD) and the rating.

Credit exposures at 31 March 2008 are $548 million (2007: $87 million). Approximately 74% of Empyrean Re's credit exposures have a rating equivalent to an A- or better. No single exposure is greater than $99 million. The economic capital calculation at a 99.9% confidence interval is $24 million

Capital management

The Group monitors its capital requirements through continuous review of its regulatory capital and economic capital, including monthly reporting to Finance Committee and the Group Board. The Group has been in compliance with the Regulatory Capital requirements at all times during the year.

The Group's Financial Resources at 31 March 2008 is $2,619 million (2007: $2,272 million), as set out in the top half of the table in the Governance and Risk Management section on page 59.

9. Fair value of financial assets and liabilities

Fair value is equivalent to book value for all financial assets and liabilities, except for borrowings as they have a longer term to maturity. The comparison of fair value to book value for borrowings is shown in Note 18. All other significant classes of financial assets and liabilities are held at fair value, or held on a short-term basis, such as amounts owed by fund products.

10. Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and deposits held on call with banks.

	2008			2007		
	Overnight $m	1-90 days $m	Total $m	Overnight $m	1-90 days $m	Total $m
Cash at bank and in hand	332	21	353	296	753	1,049
Short-term deposits	1,358	165	1,523	2	520	522
	1,690	186	1,876	298	1,273	1,571

11. Trade and other receivables

	2008 $m	2007 $m
Trade receivables	209	118
Current tax assets	10	1
Prepayments and accrued income	287	224
Amounts owed by employees	34	35
Other receivables	233	120
	773	498

Amounts owed by employees are provided under the Assisted Purchase Scheme as described in the Remuneration Report on page 45. The carrying value of loans to employees are based on cash flows discounted using an effective interest rate of 5.3% (2007: 5.3%).

At 31 March 2008, $22 million (2007: $20 million) of amounts owed by employees are expected to be settled after more than 12 months. Included in other receivables are $34 million (2007: $20 million) that are expected to be settled after more than 12 months. Also included in other receivables are fair value gains arising from derivative financial instruments of $1 million (2007: $15 million).

A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The amount of the provision is recognised in other expenses in the income statement.

Included in other receivables, and prepayments and accrued income, are balances of $22 million (2007: $11 million), and $115 million (2007: $49 million) respectively, that relate to fee income receivable from fund products, that meet the definition of an associate entity (see Note 14) and are included in the disclosures on related parties (Note 27).

The Group has not used allowance accounts to record individual impairments.

Financial risk disclosures with respect to trade and other receivables may be found in Note 8.

12. Investments in financial assets

The Group's investments in financial assets comprise:

Investment in fund products:

Amounts owed by fund products

The Group makes available both committed and uncommitted short-term loans to fund products, immediately following their launch, with the intention of providing temporary funding until more permanent financing structures are put in place with external providers. Accordingly, the amount of loans to funds will vary from one period to the next as a consequence of the net effect of the level of sales in the period less the quantum of the external re-financing initiative in the period.

Loans to funds are classified as loans and receivables and are carried at amortised cost using the effective interest method. Floating rate interest is received on loans to funds.

Other investments in fund products

Investments in fund products are 'seeding' investments (Note 8(b)(i)), 'liquidity' investments to aid investors wishing to buy and sell investments in the fund products, or investments in the equity and debt tranches of collateralised products which are the result of contractual obligations to facilitate external investment in fund products, and external fund financing. The majority of these investments are not held for the long term and there are frequent changes in the aggregate amount of the Group's ownership of investments.

The majority of other investments in fund products are held at fair value through profit or loss. The fair value of seeding and liquidity investments are determined by using the fair values of the underlying investments, the majority of which are provided by external valuation service providers. The fair values of collateralised debt and fund obligations are provided by third party investment banks and are determined using financial models that take into account a number of factors, including general interest rate and market conditions, macroeconomic and deal-specific credit fundamentals, and the use of cash flow projections based on assumptions regarding default and recovery. The models used and the assumptions made are reviewed by the Group's risk managers.

Other investments:

Residual stake in MF Global

Following the disposal of Brokerage (Note 25) the Group retained a residual 18.6% investment in MF Global. These shares are classified as available-for-sale financial assets.

MF Global is listed on the NYSE and the fair value of the investment in MF Global is determined by the quoted bid price at the balance sheet date.

Exchange shares

Exchange shares are equity instruments that provide the holder the same rights to an exchange as a market seat membership. Exchange shares are classified as available-for-sale financial assets.

The fair values of listed exchange shares are determined by the quoted bid price at the balance sheet date. The fair values of unlisted exchange shares and memberships are determined using the exchange's internal auction process, where the last traded price is used to establish the fair value.

12. Investments in financial assets continued

31 March 2008	Financial assets at fair value through profit or loss $m	Available-for-sale financial assets $m	Loans and receivables $m	Total $m
Investments in fund products comprise:				
Amounts owed by fund products	–	–	369	369
Other investments in fund products	1,275	4	–	1,279
	1,275	4	369	1,648
Other investments comprise:				
Residual stake in MF Global	–	221	–	221
Exchange shares	–	85	–	85
Other equity investments	–	16	–	16
	–	322	–	322

31 March 2007	Financial assets at fair value through profit or loss $m	Available-for-sale financial assets $m	Loans and receivables $m	Total $m
Investments in fund products comprise:				
Amounts owed by fund products	–	–	400	400
Other investments in fund products	829	–	–	829
	829	–	400	1,229
Other investments comprise:				
Exchange shares	–	7	–	7
Other equity investments	2	6	–	8
	2	13	–	15

Investments in fund products are held for less than 12 months. Other investments are expected be held for more than 12 months. Included in amounts owed by fund products are balances totalling $99 million (2007: $70 million) that relate to fund products that meet the definition of an associate entity (see Note 14) and are thus included in the disclosure on related parties (Note 27).

Financial risk disclosures with respect to investments in financial assets may be found in Note 8.

13. Deferred tax

Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets have been recognised in respect of tax losses and other temporary differences giving rise to deferred tax assets where it is probable that these amounts will be recovered.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset the balances related to tax levied by the same taxation authority, and there is an intention to settle the balances net.

The movement on the deferred tax account is as follows:

	2008 $m	2007 $m
At 1 April	54	4
Currency translation differences	3	6
Income statement credit/(charge)	5	(2)
Equity:		
Available-for-sale investments	8	(27)
Cash flow hedges	1	(1)
Share-based payments	(11)	24
Other revenue reserves	(2)	–
Transfers to discontinued operations	(36)	50
At 31 March	22	54
Comprised of:		
Deferred tax assets	52	72
Deferred tax liabilities	(30)	(18)
	22	54

A legislative change in the UK has reduced the main corporation tax rate from 30 per cent to 28 per cent with effect from 1 April 2008. The effect of this is that the value of deferred tax assets has reduced, resulting in a deferred tax charge in the current financial year of $2 million.

No provision has been made for withholding tax and UK corporation tax which may arise in the event of overseas subsidiaries and associates distributing their remaining reserves, where there is no current intention to remit these reserves to the UK. The amount of unrecognised deferred tax relating to losses is an asset of $13 million (2007: $13 million).

An analysis of the gross deferred tax asset and liability balances is as follows:

Deferred tax assets:

	2008 $m	2007 $m
Pension and other employee entitlements	7	9
Share-based payments	45	77
Fair value gains	7	–
Other	16	10
	75	96

Deferred tax liabilities:

	2008 $m	2007 $m
Fair value gains	(16)	(6)
Share-based payments	(10)	(8)
Goodwill and other intangibles	(22)	(17)
Other	(5)	(11)
	(53)	(42)

The amount of deferred tax assets expected to be recovered after more than one year is $59 million (2007: $64 million). The amount of deferred tax liabilities expected to be settled after more than one year is $49 million (2007: $42 million).

The deferred tax credit/(charge) in the income statement comprises the following temporary differences:

	2008 $m	2007 $m
Tax allowances over depreciation	–	2
Pension benefits	(2)	(8)
Share-based payments	(2)	16
Fair value gains	–	(4)
Goodwill and other intangibles	(5)	(11)
Other	14	3
	5	(2)

14. Investments in associates

Associates are all entities in which the Group holds an interest and over which it has significant influence but not control.

Investments in associates are generally accounted for by the equity method of accounting and are initially recognised at cost, except for investments in fund entities that are fair valued through the income statement. The Group's investments in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition (see Note 15).

Under the equity method, the Group's share of its associates' post-acquisition profits or losses after tax is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment.

Gains and losses on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

	2008 $m	2007 $m
At 1 April	258	242
Currency translation differences	9	31
Acquisitions	23	4
Share of post-tax profit	86	44
Dividends received	(71)	(50)
Disposals	(35)	(1)
Conversion of subsidiary	(3)	–
Transfers to discontinued operations	–	(12)
At 31 March	267	258

The Group has one principal investment in an associate, BlueCrest Capital Management. The directors consider that to give full particulars of all associate undertakings would result in a statement of excessive length and have taken advantage of the s.231(5) exemption. Details of all associates will be annexed in the Company's annual return. Further details are given in Principal Group Investments on page 128.

The disposal in the year was in relation to the restructuring of the Group's investment in BlueCrest, which resulted in the Group's holding reducing from 25% to 23%.

The investment in BlueCrest includes goodwill of $194 million (2007: $198 million). The decrease in the year relates to currency movements. This is tested for impairment by comparing the carrying value of the goodwill with the asset's recoverable amount on an annual basis at the balance sheet date. A value in use basis is used to calculate the recoverable amount by estimating the future cash flows for net management fee income and net performance fee income and discounting them at an appropriate risk-adjusted pre-tax discount rate. The discount rate applied is 10% and net management fee income is assumed to grow at 5% per annum and net performance fee income is assumed to remain constant (no growth). As a result of these calculations, no impairment was identified.

BlueCrest Capital Management has a statutory accounting reference date of 30 November. In respect of the year ended 31 March 2008, this company has been included based on audited statutory accounts drawn up to 30 November 2007 and taking into consideration the management accounts in the subsequent period from 1 December 2007 to 31 March 2008.

The summarised aggregate financial information of associates where equity accounting is applied is as follows:

Year ended 31 March 2008	Assets $m	Liabilities $m	Revenues $m	Pre-tax profit/ (loss) $m	Weighted average interest held %
BlueCrest Capital Management	465	(118)	918	782	22.97
Other associates where equity accounting is applied	324	(148)	235	110	20.55
	789	(266)	1,153	892	

Year ended 31 March 2007	Assets $m	Liabilities $m	Revenues $m	Pre-tax profit/ (loss) $m	Weighted average interest held %
BlueCrest Capital Management	204	(177)	482	232	25.00
Other associates where equity accounting is applied	213	(90)	103	32	22.02
	417	(267)	585	264	

15. Intangible assets

Intangible assets include the following items:

(i) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary, associate or business at the date of acquisition. Goodwill on acquisitions of subsidiaries and businesses is included in intangible assets. Goodwill on acquisitions of associates is included in investment in associates. Goodwill is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous UK GAAP amounts subject to being tested for impairment at that date. Goodwill written off to equity prior to 1998 has not been reinstated and is not included in determining any subsequent profit or loss on disposal.

(ii) Sales commissions

Sales commissions are paid to distributors and to employees. In many instances, upfront sales commission is paid to distributors and to employees when a fund product is first launched, and is based on the amount of investors' monies introduced. This upfront commission is an incremental cost that is directly attributable to securing investors in fund products from which the Group earns income based on an investment management contract with the relevant fund. Accordingly, an intangible asset is recognised in accordance with IFRS, representing the Group's contractual right to benefit from future income from providing investment management services. The carrying value of this intangible asset is based on the value of the initial upfront commission payments made to distributors and employees less an amortisation charge.

The amortisation period of upfront sales commissions is based on management's estimate of the weighted average period over which the Group expects to earn economic benefit from the investor being invested in each fund product. Management estimates that this period is five years in both the current and the comparative year.

All unamortised upfront sales commission is subject to impairment testing each period to ensure that the future economic benefits arising from each fund product is in excess of the remaining unamortised commission. Where it is not, the unamortised portion is written down as a charge to the income statement.

(iii) Computer software

Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring in to use the specific software. These costs are amortised using the straight-line method over their estimated useful lives (three to five years).

Costs that are directly associated with the production of identifiable and unique software products controlled by the Group, and that will probably generate economic benefits exceeding costs beyond one year, are recognised as intangible assets. Direct costs include software development and associated employee costs. Computer software development costs recognised as assets are amortised on a straight-line basis over their estimated useful lives (not exceeding three years).

For all intangible assets:

(a) The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

(b) Gains and losses on disposals are determined by comparing the disposal proceeds with the carrying amount and are included in the income statement.

Amortisation of sales commissions is included in the sales commissions line in the income statement and amortisation of other intangibles is included in other expenses. Impairment losses, if any, relating to sales commissions are included in sales commissions in the income statement and impairment losses, if any, relating to other intangibles are included in other expenses.

15. Intangible assets continued

	Goodwill $m	Other intangible assets Sales commissions $m	Customer relationships $m	Other $m	Total $m
Cost:					
At 1 April 2007	785	763	–	40	803
Currency translation difference	12	–	–	1	1
Acquisition of subsidiary or business	16	–	–	–	–
Additions	–	217	–	26	243
Disposals/redemptions	–	(122)	–	(1)	(123)
At 31 March 2008	813	858	–	66	924
Amortisation:					
At 1 April 2007		(358)	–	(16)	(374)
Currency translation difference		–	–	(2)	(2)
Disposals		68	–	–	68
Amortisation		(141)	–	(12)	(153)
At 31 March 2008		(431)	–	(30)	(461)
Net book value at 31 March 2008		427	–	36	463
Cost:					
At 1 April 2006	834	618	156	64	838
Currency translation difference	10	1	–	–	1
Acquisition of subsidiary or business	33	–	22	10	32
Additions	11	219	–	24	243
Disposals/redemptions	–	(78)	–	(9)	(87)
Reclassifications	–	3	(1)	(2)	–
Transfers to discontinued operations	(103)	–	(177)	(47)	(224)
At 31 March 2007	785	763	–	40	803
Amortisation:					
At 1 April 2006		(265)	(6)	(19)	(290)
Currency translation difference		(1)	–	–	(1)
Disposals		40	–	1	41
Amortisation		(129)	(12)	(13)	(154)
Impairment		–	–	(3)	(3)
Reclassifications		(3)	–	3	–
Transfers to discontinued operations		–	18	15	33
At 31 March 2007		(358)	–	(16)	(374)
Net book value at 31 March 2007		405	–	24	429

Goodwill has an indefinite useful life, is not subject to amortisation and is tested annually for impairment. Other intangible assets that are subject to amortisation or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognised in the income statement in the period in which it occurs at the amount by which the asset's carrying amount exceeds its estimated recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset's continued use, including those resulting from its ultimate disposal, at a market-based discount rate on a pre-tax basis. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

(a) Impairment tests for goodwill

Goodwill is allocated to cash-generating units equivalent to each of the Group's acquisitions. The carrying amounts are presented below:

	2008 $m	2007 $m
Glenwood	76	76
RMF	621	621
Man Investments Australia	100	88
MTM Capital	16	–
	813	785

The key assumptions used by management for value in use calculations for each acquisition include:

	Rates (p.a)
Net management fee growth	5%
Net performance fee growth	0%
Discount rate	10%

Discount rates used are pre-tax and reflect returns that the market would expect of an investment with an equivalent risk profile.

A range of growth rates is used to simulate expected best and worst case scenarios, taking into consideration past performance and expectations for market development. The growth rates used in the discounted cash flow models are conservative in that they are lower than management's expectations and those included in the budgets for future years. If the growth rates applied to net management fee income were reduced to zero, no net performance fee income was assumed, and the discount rate increased to 15%, there would still be no impairment to goodwill.

As a result of these calculations, no impairment was identified.

(b) Intangible assets with finite useful lives

No indications of impairment were evidenced during the year.

16. Property, plant and equipment

All property, plant and equipment is shown at cost, less subsequent depreciation and impairment. Cost includes expenditure that is directly attributable to the acquisition of the assets. Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repair and maintenance expenditures are charged to the income statement during the financial period in which they are incurred.

Depreciation is calculated using the straight-line method to allocate the cost of each asset to its residual value over its estimated useful life as follows:

- Buildings life of the lease
- Equipment 3-10 years

Major renovations are depreciated over the remaining useful life of the related asset or to the date of the next major renovation, whichever is sooner.

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

	Leasehold land and buildings $m	Equipment $m	Total $m
Cost:			
At 1 April 2007	16	103	119
Additions	1	20	21
At 31 March 2008	17	123	140
Aggregate depreciation:			
At 1 April 2007	(6)	(67)	(73)
Charge for year	(2)	(13)	(15)
At 31 March 2008	(8)	(80)	(88)
Net book value at 31 March 2008	9	43	52
Cost:			
At 1 April 2006	19	168	187
Currency translation difference	–	1	1
Additions	14	29	43
Disposals	–	(6)	(6)
Transfers to discontinued operations	(17)	(89)	(106)
At 31 March 2007	16	103	119
Aggregate depreciation:			
At 1 April 2006	(6)	(105)	(111)
Charge for year	(4)	(26)	(30)
Disposals	–	6	6
Transfers to discontinued operations	4	58	62
At 31 March 2007	(6)	(67)	(73)
Net book value at 31 March 2007	10	36	46

Included in the 2007 comparatives is $24 million of fully written off assets no longer in use in the continuing business.

17. Trade and other payables

	2008 $m	2007 $m
Trade payables	10	10
Amounts owed to associates	2	14
Other taxation and social security costs	30	55
Accrued expenses	374	273
Redeemable preference B shares (Note 19)	67	–
Other categories of payables	263	141
	746	493

At 31 March 2008, fair value losses arising from derivative financial instruments of $2 million (2007: $15 million) are included in other categories of payables. Included in trade and other payables at 31 March 2008 are balances of $1 million (2007: $11 million) that are expected to be settled after more than 12 months.

The Group has accrued $38 million in relation to the remaining liability to MF Global under the separation agreement, which is included in discontinued operations (Note 25). In respect of the Complaint by the receivers for Philadelphia Alternate Asset Fund ('PAAF') against Man Financial Inc., a former US subsidiary of the Group, on 3 December 2007 MF Global entered into a Settlement Agreement with the receivers pursuant to which, without admitting liability, MF Global paid $75 million, plus $13 million of litigation expenses net of insurance recoveries received to date, in exchange for full releases and a dismissal of the action with prejudice, that has been accepted by the receivers. As part of the separation agreement, Man Group plc has agreed to indemnify MF Global for any losses in excess of $50 million, after giving effect to any insurance proceeds resulting from this action. The Group's insurance carriers have been notified of the settlement agreement and have offered an amount, without prejudice, which the Group regards as inadequate and it has informed the insurers that it will take the matter to dispute resolution under the insurance contract.

Accrued expenses largely relate to staff bonuses. Included in other categories of payables is $100 million (2007: $100 million) in relation to share buy-backs contractually undertaken with a third-party investment bank on behalf of the Group. An accrual has been made in the current financial year with respect to dilapidation costs of the London offices. The move to new London premises is expected to occur in 2011.

18. Borrowings

In July 2007, the Group's $2.275 billion syndicated revolving loan facility was replaced with a similar 5-year facility of $2.5 billion. The existing facilities may only be withdrawn in the event of specified events of default. In addition, the Group has uncommitted facilities. The Group's facilities are outlined in the 'Available liquidity' section of the Governance and Risk Management section on page 57.

The subordinated floating rate notes consist of US$400 million Eurobonds issued 21 September 2005 and due 22 September 2015. The interest rate is US dollar LIBOR plus 1.15% until 22 September 2010 and thereafter is US dollar LIBOR plus 1.65%. The subordinated floating rate note is a market listed security and the fair value is obtained by reference to its traded market price.

	2008 $m	2007 $m
Bank loans and overdrafts	3	249
Private placement notes – senior debt	–	296
Private placement notes – subordinated debt	–	203
Floating rate notes – subordinated debt	399	398
Exchangeable bonds	–	443
	402	1,589

18. Borrowings continued

On 9 July 2007, immediately prior to the IPO of MF Global, the private placement notes and associated interest rate swaps were redeemed as part of the refinancing of both the Man Group and MF Global. The Group incurred $18 million in early repayment and termination charges resulting from the redemption of the private placement notes and associated interest rate swaps which are included in discontinued operations (Note 25).

At various dates during the financial year, the remaining 62% (31 March 2007: 38%) of the Group's exchangeable bonds were converted, resulting in the issue of 116,366,171 ordinary shares. The associated currency and interest rate swaps matured during the financial year.

The maturities of borrowings at their contractual repricing dates are as follows:

	2008 $m	2007 $m
Amounts falling due:		
Less than one year	3	489
Between one and two years	–	154
Between two and five years	399	897
More than five years	–	49
	402	1,589

The carrying amounts and fair values of the Group's borrowings are as follows:

	2008		2007	
	Fair value $m	Carrying amounts $m	Fair value $m	Carrying amounts $m
Bank loans and overdrafts	3	3	249	249
Private placement notes – senior debt	–	–	299	296
Private placement notes – subordinated debt	–	–	210	203
Floating rate notes – subordinated debt	385	399	408	398
Exchangeable bonds	–	–	462	443
	388	402	1,628	1,589

The weighted average effective interest rates at the balance sheet dates, including and excluding the effect of interest rate swaps, were as follows:

	2008		2007	
	Including swaps %	Excluding swaps %	Including swaps %	Excluding swaps %
Bank loans and overdrafts	–	6.5	–	6.3
Private placement notes – senior debt	–	–	6.2	5.4
Private placement notes – subordinated debt	–	–	7.5	5.9
Floating rate notes – subordinated debt	–	3.9	–	6.6
Exchangeable bonds	–	–	8.7	7.7

All of the Group's borrowings are subject to floating rate charges.

The undrawn committed facilities available are:

	2008 $m	2007 $m
Expiring in one year or less	330	105
Expiring beyond one year	2,500	2,402
	2,830	2,507

19. Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Own shares held through an ESOP trust are recorded at cost, including any directly attributable incremental costs (net of income taxes), and are deducted from equity attributable to the Company's equity holders until the shares are transferred to employees or sold. Where such shares are subsequently sold, any consideration received, net of any directly attributable incremental transaction costs and the related tax effects, is included in equity attributable to the Company's equity holders.

Contracts entered into with a third party to buy back the Company's shares during a close period give rise to an obligation for the Group. This obligation is included in trade and other payables and deducted from equity on the balance sheet for the value of the maximum number of shares that may be purchased under the contract with the third party. If the number of shares repurchased by the third party is not the maximum then there is a reversal through equity for that amount. Any changes in the share price from the date of the contract are taken through the income statement.

	2008		2007	
	Number	$m	Number	$m
Authorised	2,700,000,000	81	2,700,000,000	81

	2008		2007	
Allotted and fully paid	Number	$m	Number	$m
As at 1 April	1,880,067,290	57	1,845,938,664	55
Issue of shares:				
Employee share awards/options	9,664,534	–	6,943,458	1
Exchangeable bonds	116,366,171	3	71,204,329	2
Share consolidation	(244,968,490)	–	–	–
Purchase and cancellation of own shares	(45,860,019)	(1)	(44,019,161)	(1)
As at 31 March	1,715,269,486	59	1,880,067,290	57

Ordinary shares have a par value of $3\frac{3}{7}$ cents per share (2007: 3 cents per share). All issued shares are fully paid.

During the first half of the financial year, the remaining 247,860 (2007: 152,140) of the Group's exchangeable bonds were converted into 116,366,171 ordinary shares.

In addition to the ordinary shares, as part of the return of cash to shareholders following the sale of Brokerage, on 26 November 2007, the Company issued 916,298,711 B shares and 1,043,449,209 C shares out of equity. The B shares were created by reducing the merger reserve by $722 million and share premium by $561 million. The C shares were created out of share premium. The B shares are classified for accounting purposes as a liability instrument and are included in trade and other payables (Note 17). Of the issued B shares, 868,609,694 B shares were cancelled upon payment of cash to shareholders, and $1,216 million was transferred from revenue reserves to capital reserves to maintain the share capital. However, at the option of the shareholder, payments on the remaining B shares are deferred until July 2008. Subsequent to the payments to shareholders from the C shares, all the outstanding C shares were deferred and have no further rights, and are expected to be repurchased for 1 US cent and cancelled in December 2009.

Following shareholder approval at an EGM held on 23 November 2007 and the fulfilment of all conditions, each ordinary share of 3 US cents was consolidated on a 7 for 8 basis, effective on 26 November 2007. Following this share consolidation, shareholders maintained the same percentage interest in the issued share capital as before and rights attaching to the ordinary shares remain unaffected.

There remain outstanding at 31 March 2008, options to acquire 4,773,520 (2007: 8,043,774) ordinary shares granted under the Executive Share Option Scheme 2001, options to acquire 1,430,229 (2007: 3,211,590) ordinary shares granted under the Inland Revenue approved sharesave scheme and options to acquire 64,256 (2007: 660,207) ordinary shares granted under the US Internal Revenue Code qualifying Employee Stock Purchase Plan, enabling certain directors and members of staff to acquire ordinary shares between 2008 and 2017, at prices ranging from $3.06 to $11.48.

During the year, the Company repurchased 45,860,019 (2007: 44,019,161) ordinary shares at a total cost of $520 million (2007: $375 million). These repurchased ordinary shares were treated as cancelled upon delivery to the Company.

On 29 July 2004, 50,000 unlisted deferred Sterling shares (2007: 50,000) with a par value of £1 per share (2007: £1 per share) were issued. These shares are necessary to continue to comply with Section 118 of the Companies Act 1985, following the redenomination of the ordinary share capital into ordinary shares of 18 US cents each on that date. The deferred Sterling shares have no rights to participate in the profits of the Company, no rights to attend, speak or vote at any general meeting and no right to participate in any distribution in a winding up except for a return of the nominal value of the shares after the return on the nominal amount paid up on every other class of share and the distribution of £100,000,000,000 to every other holder of every other class of share. It is intended that these shares will always be held by a director of the Company.

20. Movements in capital and reserves

	Equity attributable to shareholders of the Company				
	Share capital and capital reserves $m	Revaluation reserves and retained earnings $m	Total $m	Minority interest $m	Total $m
At 1 April 2007	1,883	2,656	4,539	24	4,563
Total recognised income and expense	–	3,494	3,494	–	3,494
Purchase and cancellation of own shares	–	(516)	(516)	–	(516)
Close period share buy-back programme	–	(4)	(4)	–	(4)
Conversion of exchangeable bonds	233	218	451	–	451
Share-based payment charge	75	(6)	69	–	69
Issue and cancellation of B shares	(67)	(2,667)	(2,734)	–	(2,734)
Business combinations	–	(11)	(11)	(23)	(34)
Transfer	1	(1)	–	–	–
Dividends	–	(578)	(578)	–	(578)
At 31 March 2008	2,125	2,585	4,710	1	4,711
At 1 April 2006	1,591	1,978	3,569	8	3,577
Total recognised income and expense	–	1,501	1,501	–	1,501
Purchase and cancellation of own shares	–	(375)	(375)	–	(375)
Close period share buy-back programme	–	(100)	(100)	–	(100)
Conversion of exchangeable bonds	249	–	249	–	249
Share-based payment charge	42	(41)	1	–	1
Business combinations	–	–	–	17	17
Transfer	1	(1)	–	–	–
Dividends	–	(306)	(306)	(1)	(307)
At 31 March 2007	1,883	2,656	4,539	24	4,563

21. Share capital and capital reserves

	Share capital $m	Share premium account $m	Merger reserve $m	Capital redemption reserve $m	Equity component of exchangeable bonds $m	Total $m
At 1 April 2007	57	962	722	7	135	1,883
Issue of ordinary share capital	–	75	–	–	–	75
Purchase and cancellation of own shares	(1)	–	–	1	–	–
Issue and cancellation of B shares	–	(561)	(722)	1,216	–	(67)
Conversion of exchangeable bonds	3	365	–	–	(135)	233
Transfer between reserves	–	–	–	1	–	1
At 31 March 2008	59	841	–	1,225	–	2,125
At 1 April 2006	55	591	722	5	218	1,591
Issue of ordinary share capital	1	41	–	–	–	42
Purchase and cancellation of own shares	(1)	–	–	1	–	–
Conversion of exchangeable bonds	2	330	–	–	(83)	249
Transfer between reserves	–	–	–	1	–	1
At 31 March 2007	57	962	722	7	135	1,883

The merger reserve related to the acquisition of the RMF Investment Group in May 2002.

22. Revaluation reserves and retained earnings

The available-for-sale reserve represents the unrealised change in the fair value of available-for-sale investments. The cash flow hedge reserve represents the net gains on effective cash flow hedging instruments that will be recycled to the income statement when the hedge transaction affects profit or loss. These reserves are not distributable.

The cumulative translation adjustment reserve comprises cumulative foreign exchange adjustments arising on the consolidation of subsidiaries with non-US dollar functional currencies. These adjustments, which were set to zero as at the Group's transition date for IFRS (1 April 2004), will be recycled through the income statement on disposal of the foreign currency subsidiaries. The amount recycled to the income statement for the year ended 31 March 2008 was a credit of $11 million (2007: nil).

	Available-for-sale reserve $m	Cash flow hedge reserve $m	Own shares held by ESOP trust $m	Cumulative translation adjustment $m	Profit and loss account $m	Total $m
At 1 April 2007	120	2	(117)	81	2,570	2,656
Currency translation difference	–	–	(1)	59	18	76
Purchase and cancellation of own shares	–	–	–	–	(516)	(516)
Movement in close period share buy-back obligations	–	–	–	–	(4)	(4)
Conversion of exchangeable bonds	–	–	–	–	218	218
Share-based payment charge for the period:						
– continuing operations	–	–	–	–	71	71
– discontinued operations	–	–	–	–	20	20
Purchase of own shares by ESOP trusts	–	–	(86)	–	(59)	(145)
Disposal of own shares by ESOP trusts	–	–	146	–	(98)	48
Fair value gains/(losses) taken to equity:						
– continuing operations	(23)	3	–	–	–	(20)
– discontinued operations	24	–	–	–	–	24
Current tax (charge)/credit taken to reserves:						
– continuing operations	–	–	–	–	23	23
– discontinued operations	–	–	–	–	(1)	(1)
Deferred tax (charge)/credit taken to reserves:						
– continuing operations	8	1	–	–	(13)	(4)
– discontinued operations	26	–	–	–	(14)	12
Transfer to income statement on sale:						
– continuing operations	(1)	(6)	–	–	–	(7)
– discontinued operations	(80)	–	–	–	–	(80)
Transfer between reserves	–	–	–	–	(1)	(1)
Disposal of business	–	–	–	(11)	–	(11)
Dividends	–	–	–	–	(578)	(578)
Return of cash	–	–	–	–	(2,667)	(2,667)
Retained profit:						
– continuing operations	–	–	–	–	1,717	1,717
– discontinued operations	–	–	–	–	1,754	1,754
At 31 March 2008	74	–	(58)	129	2,440	2,585

22. Revaluation reserves and retained earnings continued

	Available-for-sale reserve $m	Cash flow hedge reserve $m	Own shares held by ESOP trust $m	Cumulative translation adjustment $m	Profit and loss account $m	Total $m
At 1 April 2006	70	(2)	(72)	(11)	1,993	1,978
Currency translation difference	–	–	(9)	92	25	108
Purchase and cancellation of own shares	–	–	–	–	(375)	(375)
Close period share buy-back programme	–	–	–	–	(100)	(100)
Share-based payment charge for the period:						
– continuing operations	–	–	–	–	43	43
– discontinued operations	–	–	–	–	22	22
Purchase of own shares by ESOP trusts	–	–	(104)	–	(39)	(143)
Disposal of own shares by ESOP trusts	–	–	68	–	(31)	37
Fair value gains/(losses) taken to equity:						
– continuing operations	3	7	–	–	–	10
– discontinued operations	133	–	–	–	–	133
Current tax (charge)/credit taken to reserves:						
– continuing operations	–	–	–	–	21	21
– discontinued operations	–	–	–	–	9	9
Deferred tax (charge)/credit taken to reserves:						
– continuing operations	–	(1)	–	–	16	15
– discontinued operations	(27)	–	–	–	8	(19)
Transfer to income statement on sale:						
– continuing operations	(1)	(2)	–	–	–	(3)
– discontinued operations	(58)	–	–	–	–	(58)
Transfer between reserves	–	–	–	–	(1)	(1)
Dividends	–	–	–	–	(306)	(306)
Retained profit:						
– continuing operations	–	–	–	–	1,110	1,110
– discontinued operations	–	–	–	–	175	175
At 31 March 2007	120	2	(117)	81	2,570	2,656

23. Cash generated from continuing operations

	2008 $m	2007 $m
Profit for the year:	1,717	1,110
Adjustments for:		
– Income tax	362	191
– Finance income	(145)	(65)
– Finance expense	55	55
– Share of results of associates	(86)	(44)
– Gain on disposal of an associate	(16)	–
– Depreciation of tangible fixed assets	15	14
– Amortisation of intangible fixed assets	153	137
– Share-based payments expense	71	43
– Fair value gains on available for sale financial assets	(1)	(2)
– Impairment charges	–	1
– Net losses/(gains) on financial instruments	18	(6)
– Increase/(decrease) in provisions	9	(16)
– Redemption fees	78	57
– Other non-cash movements	(26)	(16)
	2,204	1,459
Changes in working capital:		
– Decrease in receivables	493	68
– Increase in other financial assets	(226)	(191)
– Increase/(decrease) in payables	254	(21)
Cash generated from operations	**2,725**	**1,315**

Changes in working capital include the repayment of intercompany balances owed by the discontinued operation to the continuing Group at the time of the IPO.

24. Acquisitions

Year ended 31 March 2008

On 26 April 2007 the Group acquired 100% of MTM Corporate Finance Limited and 80% of MTM Capital Partners Limited, a fund management business, for $15 million. The Group also acquired the option to buy the residual 20% of MTM Capital Partners Limited on the third anniversary of the transaction at fair market value. On 13 March 2008 the Group acquired the remaining 50% shareholding in Man-Drake Capital Management Limited, a trading advisor, for $3 million. It is intended that this business shall be liquidated.

The assets and liabilities arising from the acquisitions are as follows:

	Book value $m	Fair value $m
Other intangible assets	1	1
Trade and other receivables	7	7
Trade and other payables	(3)	(3)
Net assets acquired	5	5
Conversion of joint venture		(3)
Goodwill on acquisition		16
		18
Purchase consideration:		
Cash paid		18

Year ended 31 March 2007

On 1 October 2006, the Group acquired a 64.66% interest in the United States Futures Exchange ('USFE') from Eurex for $23 million in cash and an additional capital injection of $35 million. As part of the disposal of the Brokerage business, the Group transferred the majority of this holding to MF Global, resulting in a 19.9% residual holding.

On 2 March 2007, the Group acquired the trading team of Dowd Wescott for $25 million, including deferred consideration of $10 million.

The USFE and Dowd Wescott acquisitions were disposed as part of the Brokerage division and have been included in discontinued operations (Note 25)

Financial Performance

25. Disposals

On 19 July 2007 the Group disposed of its Brokerage business, renamed 'MF Global', through an initial public offering (IPO) on the New York Stock Exchange. Its results, up to the date of separation, are presented in these financial statements as a discontinued operation.

The IPO resulted in the disposal of 81.4% of the share capital of MF Global, giving rise to a gain on sale of $1.7 billion. The residual shareholding held by the Group has been reclassified as an available-for-sale investment and carried at fair value, with fair value movements taken to the available-for-sale reserve within equity. The fair value of the residual holding was $221 million at 31 March 2008.

The net proceeds of $2.7 billion received from the separation of MF Global were returned to shareholders through a B and C share scheme, undertaken on 26 November 2007.

The assets of the discontinued operation (disposal group) are presented separately from other assets on the Group balance sheet and the liabilities of the discontinued operation (disposal group) are presented separately from other liabilities on the Group balance sheet. The assets and liabilities of the disposal group classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. The post-tax result of the discontinued operation is shown as a single amount on the face of the Group income statement. In determining the post-tax result of the discontinued operation only those central costs eliminated on disposal are allocated to the discontinued operation.

The net assets of the Brokerage division at the date of disposal and at 31 March 2007 were as follows:

	18 July 2007 $m	2007 $m
Property, plant and equipment	51	44
Intangible assets	317	294
Other non-current investments	317	484
Investments in associates	13	12
Trade and other receivables	46,755	32,376
Short-term investments	18,247	15,094
Cash and cash equivalents	1,429	1,858
Trade and other payables	(65,818)	(48,001)
Taxation	(23)	(24)
Short-term borrowings and overdrafts	(56)	(8)
Deferred taxation liabilities	(7)	(62)
Equity minority interests	(23)	–
Net assets	1,202	2,067

Results for the discontinued operation for the period 1 April – 18 July 2007 (2007: full year) comprise:

	18 July 2007 $m	2007 $m
Revenue	750	2,392
Cost of sales	(421)	(1,445)
Net operating income (a)	2	84
Administrative expenses (b) (c)	(260)	(779)
Operating profit from discontinued operations	71	252
Net finance income (d)	8	11
Profit before tax from discontinued operations	79	263
Taxation	(35)	(89)
Profit on disposal (e)	1,709	–
Profit after tax from discontinued operations	1,753	174

	18 July 2007 $m	2007 $m
(a) Included in other operating income are exceptional items relating to:		
Gain on sale of NYMEX seats	–	53
Income received from a legal settlement	–	28
(b) Included in administrative expenses are the following staff costs:		
Wages and salaries	(248)	(635)
Share-based payments	(20)	(22)
Pensions	(6)	(36)
(c) Included in administrative expenses are exceptional items relating to:		
Costs directly relating to the sale of Brokerage	–	(35)
Termination costs in relation to pension schemes	–	(18)
Costs directly relating to a legal settlement	–	(10)
Refco integration costs	–	(12)
(d) Net finance income comprises:		
Finance income	70	175
Finance expense	(62)	(164)
	8	11
(e) Profit on disposal:		
Consideration	2,921	–
Net assets disposed	(938)	–
Disposal costs, including underwriting fees and termination costs	(274)	–
	1,709	–

Included in share-based payments in the current financial period are $13 million of accelerated costs arising from the disposal of Brokerage.

The details of remuneration received by the auditors for discontinued operations are contained in the table included in the Directors' Report, on page 81 of this Annual Report.

Earnings per share from discontinued operations comprise:

	2008	2007
Basic	94.9c	9.4c
Diluted	91.8c	8.5c

The average number of employees of discontinued operations until the date of separation totalled 3,252 (2007: 3,174). Details of the Group's share-based payment and pension schemes, which are also applicable to discontinued operations, are included in Note 2.

On 1 June 2007 the Group acquired 100% of FXA Securities for $32 million. This entity was subsequently disposed of as part of the MF Global IPO transaction.

At the time of the IPO, the Man Group, in the normal course of business, was guaranteeing MF Global's obligations to some of its clients. Since the IPO, all of these guarantees have either been terminated or novated into the name of MF Global.

Legal proceedings

On 28 February 2008, MF Global announced that it had incurred a significant credit loss. Following this disclosure a number of plaintiffs filed class action law suits in the U.S. Federal Court asserting various causes of action arising out of the US initial public offering. The Group is named as a defendant in these filings but has not been served, although it is anticipated that the Group will be served. The complaints allege claims under certain sections of the US Securities Act of 1933. They allege, for example, that the public disclosure documents for the offering contained false and misleading statements concerning risk management and trading risk controls at MF Global. This class action is at a preliminary stage and it is expected that the court will appoint a lead plaintiff to represent all claimants later in the year. The Group believes that it has substantial defences to the action and intends to defend the case vigorously.

Year ended 31 March 2007

There were no disposals in the financial year ended 31 March 2007.

26. Events after the balance sheet date

(a) Disposal of subsidiary and acquisition of a joint venture

On 31 March 2008, the Group announced that it had entered into an agreement to acquire a 50% interest in Ore Hill, a major US-based credit specialist fund manager. Simultaneously Ore Hill has entered into an agreement to acquire a 50% interest in Pemba Credit Advisers, the European credit manager subsidiary of the Group. The transaction completed on 8 May 2008. The net consideration comprised $195 million in cash funded from the Group's existing resources together with $40 million in new ordinary shares of Man Group plc.

Ore Hill, established in 2002, is headquartered in New York and has approximately $3 billion funds under management. Pemba, with operations in London and Switzerland has approximately $3.7 billion funds under management.

(b) Issue of perpetual subordinated capital securities

On 7 May 2008, the Group issued $300 million 11% Perpetual Subordinated Capital Securities that are treated as an equity instrument. They have no fixed redemption date, however, under certain circumstances defined in the terms and conditions of the issue, the Group may:

(i) redeem these securities at their principal amount on 7 May 2013 and upon any coupon payment date thereafter.

(ii) exchange or vary the securities for fully paid non-cumulative preference shares in the Group (or similar qualifying non-innovative tier-1 securities) upon any coupon payment date following the issue.

The Group has the option to defer indefinitely coupon payments on the securities on any relevant payment date. Prior to any exchange or variation, deferred coupons shall be satisfied by the issue and sale of ordinary shares. After an exchange, deferred coupons may be cancelled. No interest will accrue on any deferred coupon. In the event of a coupon deferral the Company could not declare or pay a dividend on, or repurchase, its ordinary share capital.

Coupon payments are made quarterly in arrears on 7 August, 7 November, 7 February and 7 May in each year, commencing 7 August 2008.

27. Related party transactions

The following transactions were carried out with related parties:

(a) Transactions and balances with related entities

During the year the following categories of related entity relationships occurred:

Entity type	Description of relationship	Description of transactions
Associates	Investor and trading advisor	Seeding and liquidity investments, loans to fund products, external re-financing guarantees, asset management performance, management and other fees, brokerage commissions, and interest and dividend income.

Sales/(purchases) of services with related parties during the financial year, excluding key management compensation:

	2008 $m	2007 $m
Asset Management:		
Performance fee income	480	121
Management and other fee income	668	446
Interest income	1	11
Brokerage commission expense	–	(27)
Dividend income	–	49
	1,149	600

All transactions between related parties are carried out on an arm's length basis.

Year-end balances arising from sales/purchases of services with related parties during the financial year, excluding key management compensation:

	2008 $m	2007 $m
Receivable from related entities	236	130
Payable to related entities	(21)	(24)

(b) Key management compensation

The total compensation and other benefits to those directors and employees classified as key management, being those having authority and responsibility for planning, directing and controlling the activities of the Group, are as follows:

	2008 $'000	2007 $'000
Salaries and other short-term employee benefits	47,173	49,939
Post-employment benefits	365	768
Share-based payments	22,563	12,488
	70,101	63,195

	2008 $'000	2007 $'000
Amounts owed by key management under the Assisted Purchase Scheme	–	4,042

Information concerning individual directors' compensation and other benefits is given in the audited part of the Remuneration Report on pages 46 to 51.

28. Employee trusts

The accounts of the employee trusts have been consolidated in these financial statements. The employee trusts are controlled by independent trustees and their assets are held separately from those of the Group.

Contributions to the employee trusts are determined by the Board annually. The contribution made in respect of the current year was $125 million (2007: $94 million).

At 31 March 2008 the net assets of the employee trusts amounted to $273 million (2007: $221 million). These assets include 7,684,546 (2007: 22,124,50[illegible]) ordinary shares in the Company. These shares are recorded at cost and shown as a deduction from shareholders' funds. Other assets were primarily cash and receivables from employees in connection with the purchase of shares in the Company. The trustees of one of the employee trusts waived all but 0.01 pence of the interim dividend for the year ended 31 March 2008 on each of 6,456,153 of the ordinary shares registered in its name at the relevant date for eligibility for the interim dividend (2007 interim: 19,812,675 shares) and all but 0.01 pence of the final dividend for the year ended 31 March 2007 on each of 8,240,155 of the ordinary shares registered in its name at the relevant date for eligibility for the final dividend (2006 final: 20,0[illegible]3,384 shares).

29. Exchange rates

The following US dollar rates of exchange have been used in preparing these financial statements.

	Year-end rates		Average rates	
	2008	2007	2008	2007
Euro	0.6336	0.7476	0.7053	0.7791
Sterling	0.5043	0.5079	0.4981	0.5280
Swiss Franc	0.9935	1.2119	1.1591	1.2371

30. Segmental analysis

(a) Primary format – business segments

The Group's continuing operations are in one business segment, Investment Management. There are no other significant classes of business, either individually or in aggregate.

(b) Secondary format – geographical segments

Although the Group's principal offices are located in London, Pfäffikon (Switzerland) and Chicago, investment management income is generated from where the fund product entities, on which fees are earned, are registered. The analysis of revenue, assets and capital expenditure by geographic region, for continuing operations, is given below:

Revenues

	2008 $m	2007 $m
Europe	606	374
The Americas	2,182	1,632
Asia-Pacific	383	208
Continuing operations	3,171	2,214
Discontinued operations	750	2,392
	3,921	4,606

Assets

	Total assets		Capital expenditure	
	2008 $m	2007 $m	2008 $m	2007 $m
United Kingdom	1,604	1,020	32	14
Switzerland	3,524	3,069	224	225
Other countries	1,108	796	8	16
Continuing operations	6,236	4,885	264	255
Discontinued operations	–	50,162	18	42
	6,236	55,047	282	297

Total assets and capital expenditure are allocated based on where the assets are located.

31. New accounting standards

The following accounting standards and amendments to standards have been issued by the IASB but are not effective for the year ended 31 March 2008 and have not been applied in preparing these financial statements. The directors do not expect that the adoption of the following standards and amendments to standards in future periods will have a material impact on the results or financial position of the Group.

IFRS 8 'Operating segments' was issued in November 2006 and is required to be adopted by the Group for reporting in its financial year ending 31 March 2010. The new standard adopts a 'management approach' under which segmental information is to be disclosed on the same basis as that used for internal reporting purposes.

IAS 23 (Revised) 'Borrowing costs' was issued by the IASB in March 2007 and is required to be adopted by the Group for reporting in its financial year ending 31 March 2010. The amendment to the standard requires the compulsory capitalisation of borrowing costs directly attributable to the acquisition, construction or production costs of a qualifying asset.

IAS 1 (Revised) 'Presentation of financial statements' was issued by the IASB in September 2007 and is required to be adopted by the Group for reporting in its financial year ending 31 March 2010. The amendment to the standard requires the preparation of a statement of comprehensive income either to replace or to complement the current income statement. In addition, restatements or reclassifications of comparative balance sheet information will include a restatement of the opening balance sheet of the comparative period.

IFRS 3 (Revised) 'Business combinations' and IAS 27 (Revised) 'Consolidated and separate financial statements' on acquisition accounting were issued by the IASB in January 2008 and, subject to approval from the EU, are required to be adopted by the Group for reporting in its financial year ending 31 March 2011. The revisions to IFRS 3 and IAS 27 are applied prospectively and will result in changes to the accounting policies in relation to future acquisitions.

The IASB issued an amendment to IFRS 2 'Share-based Payment' in January 2008. The amendment, which is required to be adopted by the Group for reporting in its financial year ending 31 March 2010, clarifies that vesting conditions comprise only service conditions and performance conditions, and specifies the accounting treatment for a failure to meet a non-vesting condition.

The IASB issued amendments to IAS 32 'Financial Instruments: Presentation' and IAS 1 'Presentation of Financial Statements – Puttable Financial Instruments and Obligations Arising on Liquidation', in February 2008. The amendments are required to be adopted by the Group for reporting in its financial year ending 31 March 2010.

The directors do not expect that the adoption of the interpretation IFRIC 14 (IAS 19) 'The limit on a defined benefit asset, minimum funding requirements and their interaction', which becomes effective in a future period, will have a material impact on the results or financial position of the Group.

32. Reconciliation of comparative period information

The following information is provided to assist the users of these financial statements to reconcile the comparative period income statement and balance sheet as previously presented with the current presentation format adopted in the current year.

Income statement for the year ended 31 March 2007

Function format	2007 $m	Re-classification adjustments	Item format	2007 $m
Revenue	2,114	Revenue is divided into management and performance fees, and includes other operating income and losses	Revenue:	
			Performance fees	456
			Management and other fees	1,758
				2,214
Cost of sales	(335)	Cost of sales is now sales commissions		
Other operating income	75		Sales commissions	(335)
Other operating losses	(26)		Compensation	(456)
		Administrative expenses have been itemised into four categories	Occupancy costs	(30)
Administrative expenses	(632)		Communications and technology	(25)
			Other expenses	(121)
Group operating profit – continuing operations	1,196		**Group operating profit – continuing operations**	1,247
Finance income	116	Interest income on loans to fund products is included in management and other fees	Share of after tax profit of associates	44
Finance expense	(55)			
Net finance income	61		Finance income	65
Share of after tax profit of associates and joint ventures	44		Finance expense	(55)
			Net finance income	10
Profit before tax from continuing operations	1,301		**Profit before tax from continuing operations**	1,301
Taxation	(191)		Taxation	(191)
Profit after tax from continuing operations	1,110		**Profit after tax from continuing operations**	1,110
Discontinued operations – Brokerage	174		Discontinued operations – Brokerage	174
Profit for the year	1,284		**Profit for the year**	1,284

Revenues now disclose performance fees and management and other fees separately. Included in performance fees and management and other fees are other operating income and other operating losses that were previously separately presented.

Cost of sales is now itemised as sales commissions and administrative expenses are now itemised and separately presented by the following significant categories: compensation; occupancy costs; communications and technology; and other expenses.

In addition to the above changes in presentation of the financial statements, from 1 April 2007, the classification of interest income on loans to fund products has been included in management and other fees instead of finance income, on the basis that it is akin to management and other fees earned from fund products. The comparative year has been reclassified accordingly. Interest income on loans to fund products for the year ended 31 March 2008 was $44 million (2007: $51 million).

Balance sheet as at 31 March 2007

(a) Investments in fund products includes loans to fund products ($400 million) previously classified as trade and other receivables, and investments in fund products ($132 million) and investments in CDO/CFO instruments ($42 million) previously disclosed as other non-current investments and short-term investments ($655 million). The remaining Group investments are included in other investments.

(b) Presenting an unclassified balance sheet results in removal of the categorisation of assets and liabilities as current and non-current. Assets and liabilities are now presented in order of liquidity, and the opportunity has been taken to summarise and remove smaller balances from the face of the balance sheet, as follows:

(i) Trade and other receivables includes balances previously presented as current and non-current receivables;

(ii) Trade and other payables includes balances previously presented as current and non-current payables;

(iii) Borrowings includes balances previously presented as long-term and short-term borrowings and overdrafts; and

(iv) Deferred tax liabilities are netted against deferred tax assets, as the gross balances are not significant.

(c) Joint ventures are insignificant and have been summarised into the associates note. Both items are subject to equity accounting.

(d) Items of share capital and reserves attributable to the shareholders that previously were separately disclosed, have been summarised into one line on the face of the balance sheet. Further details of these balances are provided in the Statement of Changes in Recognised Income and Expense and in Notes 19-22.

Principal Group Investments

The names of the principal investments of Man Group plc, together with the Group's interests in the equity shares, are given below. The country of operation is the same as the country of incorporation and the year-end is 31 March (unless otherwise stated).

In accordance with s.231(5) of the Companies Act (1985) the information below is provided solely in relation to principal operating subsidiaries. Details of all subsidiaries, associates and joint ventures will be annexed to the Company's Annual Return.

	Country of incorporation	Effective Group interest %
Principal operating subsidiaries		
Asset Management		
Man Investments Limited	England	100
Man Investments AG	Switzerland	100
Glenwood Capital Investments LLC	US	100
RMF Investment Management	Switzerland	100
Group holding companies		
Man Group UK Limited +	England	100
E D & F Man Limited	England	100
Man Investments Holdings Limited	England	100
Man Group Holdings Limited	England	100
Man Ultraviolet Limited	England	100
Group treasury company		
Man Investments Finance Limited	England	100
Principal associates		
BlueCrest Capital Management Limited* (hedge fund manager)	England	23

+ Direct subsidiary.
* Year-end is 30 November.

Auditors' Report on the Parent Company Financial Statements

Independent auditors' report to the members of Man Group plc
We have audited the parent company financial statements of Man Group plc for the year ended 31 March 2008 which comprise the Balance Sheet and the related notes. These parent company financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Remuneration Report that is described as having been audited.

We have reported separately on the Group financial statements of Man Group plc for the year ended 31 March 2008, on page 84.

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the Annual Report, the Remuneration Report and the parent company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities on page 42.

Our responsibility is to audit the parent company financial statements and the part of the Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the parent company financial statements give a true and fair view and whether the parent company financial statements and the part of the Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the parent company financial statements.

The information given in the Directors' Report includes that information presented in the Chief Executive Officer's Report, Business Review, Core Investment Managers and Financial Performance, which is cross-referenced from the Principal activities, business review and results section of the Directors' Report.

In addition we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read other information contained in the Annual Report and consider whether it is consistent with the audited parent company financial statements. The other information comprises only the Chairman's Report and the unaudited part of the Remuneration Report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent company financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent company financial statements and the part of the Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the parent company financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent company financial statements and the part of the Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent company financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion
In our opinion:
- the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company's affairs as at 31 March 2008;
- the parent company financial statements and the part of the Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' Report is consistent with the parent company financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
29 May 2008

Company Balance Sheet

	Note	2008 $m	2007 $m
Fixed assets			
Investments	2	2,292	1,686
Current assets			
Debtors	3	3,121	2,608
Creditors – due within one year			
Other creditors and accruals	4	(196)	(109)
Net current assets		2,925	2,499
Creditors – due after one year			
Borrowings	5	(399)	(398)
Net assets		4,818	3,787
Equity shareholders' funds	7	4,818	3,787

Approved by the Board of Directors on 29 May 2008

Peter Clarke, Chief Executive

Kevin Hayes, Finance Director

Notes to the Company Financial Statements

1. Accounting policies

Basis of preparation
The financial statements have been prepared under the historical cost convention and in accordance with applicable accounting standards in the United Kingdom issued by the Accounting Standards Board and with the requirements of the Companies Act 1985 ('the Act').

The Company reviews and updates its accounting policies, in accordance with the requirements of Financial Reporting Standard ('FRS') 18 'Accounting Policies' on a regular basis. During the year the Company adopted FRS 29 and has taken advantage of the exemption from providing further financial risk disclosures.

Profits of the Company
The profit for the financial year dealt with in the Company was $4,260 million (2007: $2,123 million). In accordance with Section 230 of the Companies Act 1985, a separate profit and loss account has not been presented for the Company.

There are no recognised gains and losses other than the result for the year and hence no statement of recognised gains and losses for the Company has been presented.

Foreign currencies
Foreign currency transactions are translated into the functional currency using the exchange rate prevailing at the date of the transactions, or where it is more practical an average rate for the week or month for all transactions in each foreign currency occurring during that week or month (as long as the relevant exchange rates do not fluctuate significantly). Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in other operating income and losses in the profit and loss account.

Subsidiary and associate undertakings
The Company's shares in subsidiary and associate undertakings are stated in the balance sheet of the Company at cost less provision for any impairment incurred.

Borrowings
Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost. Any difference between proceeds (net of transaction costs) and the redemption value is recognised as interest expense in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Share-based payments
Although the Company does not incur a charge, the issuance by the Company to its subsidiaries of an award over the Company's shares represents additional capital contributions by the Company in its subsidiaries. An additional investment in subsidiaries results with a corresponding increase in shareholders' equity. The additional capital contribution is based on the fair value of the awards issued spread over the underlying awards' vesting periods.

Dividends
Dividend distribution to the Company's shareholders is recognised as a liability in the financial statements, and directly in equity, in the period in which the dividend is paid or approved by the Company's shareholders, if required. Dividends received from subsidiary undertakings are recognised in the period in which they are received.

Cash flow statement
The Company need not present a cash flow statement in accordance with FRS 1 (Revised). It has taken the exemption from publishing its profit and loss account and related notes under Section 230 of the Companies Act 1985.

Deferred taxation
Deferred tax is recognised on all timing differences where the transactions or events that give rise to an obligation to pay more tax in the future, or a right to pay less tax in the future, have occurred by the balance sheet date. A deferred tax asset is only recognised to the extent that it is more likely than not that it can be recovered. The Company does not discount its deferred tax position as the effect would not be material.

Segmental reporting
The Company, being an investment holding company, only has one segment.

Share capital
Contracts entered into with a third party to buy back the Company's shares during a close period gives rise to an obligation for the Company. This obligation is included in other creditors and deducted from equity on the balance sheet for the value of the maximum number of shares that may be purchased under the contract with the third party. If the number of shares repurchased by the third party is not the maximum then there is a reversal through equity for that amount. Any changes in the share price from the date of the contract are taken through the profit and loss account.

Financial instruments
The Company provides full financial instruments disclosures in accordance with IFRS 7 in its consolidated financial statements. Details can be found in Note 8 to the consolidated financial statements. Consequently, the Company has taken advantage of the exemption in FRS 29 from providing further financial instruments disclosures.

Related party transactions
The Company provides full related party disclosures in its consolidated financial statements. Details can be found in Note 27 to the consolidated financial statements. Consequently, the Company has taken advantage of the exemption in FRS 8 not to disclose related party transactions with other members of Man Group plc.

Notes to the Company Financial Statements continued

2. Fixed asset investments

	2008 $m	2007 $m
Investments in subsidiaries		
At 1 April	1,686	1,296
Additions	535	1,530
Disposals	–	(1,205)
Share-based payment charge	71	65
At 31 March	2,292	1,686

Details of the principal Group subsidiaries and associates are given on page 128.

3. Debtors

	2008 $m	2007 $m
Amounts falling due within one year		
Amounts owed by subsidiaries	3,115	2,464
Amounts owed by Forester Limited	–	91
Other debtors	–	46
	3,115	2,601
Amounts falling due after one year		
Deferred taxation (Note 6)	6	1
Other loans	–	6
	6	7
Total debtors	3,121	2,608

4. Other creditors and accruals

	2008 $m	2007 $m
Amounts falling due within one year		
Taxation	7	4
Other creditors	100	100
Redeemable preference B shares	67	–
Accruals	22	5
	196	109

Details of the redeemable preference B shares are provided in Note 19 to the consolidated financial statements.

5. Borrowings

	2008 $m	2007 $m
Amounts falling due after more than one year		
Floating rate notes	399	398
	399	398

The floating rate notes consist of $400 million Eurobonds issued 21 September 2005 and due 22 September 2015. The interest rate is US dollar 3-month LIBOR plus 1.15% until 22 September 2010 and thereafter is US dollar 3-month LIBOR plus 1.65%.

6. Deferred taxation

	2008 $m	2007 $m
Deferred taxation arising during the year in respect of other timing differences	6	1

7. Equity shareholders' funds

	Share capital $m	Share premium account $m	Capital reserve $m	Merger reserve $m	Profit and loss account $m	Total $m
At 1 April 2007	57	962	142	722	1,904	3,787
Currency translation difference	–	–	–	–	16	16
Issue of ordinary share capital	–	75	–	–	–	75
Purchase and cancellation of own shares	(1)	–	1	–	(516)	(516)
Conversion of exchangeable bonds	3	365	(135)	–	218	451
Share-based payment charge	–	–	–	–	71	71
Close period share buy-back programme	–	–	–	–	(4)	(4)
Transfer between reserves	–	–	1	–	(1)	–
Return of cash	–	(561)	1,216	(722)	(2,677)	(2,744)
Retained profit	–	–	–	–	4,260	4,260
Dividends	–	–	–	–	(578)	(578)
At 31 March 2008	59	841	1,225	–	2,693	4,818

The authorised, allotted and fully paid share capital of the Company is detailed in Note 19 to the consolidated financial statements.

At 31 March 2008, the capital reserve comprises a capital redemption reserve of $1,225 million. For further explanation, see Note 19 to the consolidated financial statements.

8. Directors' remuneration

Details of the directors' remuneration are given in Note 2(d) to the consolidated financial statements, and in the Remuneration Report on pages 46 to 51 of the Annual Report.

9. Statutory and other information

There are no employees of the Company (2007: nil). The directors of the Company were paid by another Group company in 2008 and 2007.

Shares in the Company are awarded/granted to directors and employees through the Group's share schemes. Details relating to these share awards/grants are given in Note 2(b) to the consolidated financial statements and in the Remuneration Report on pages 44-45.

Shareholder and Company Information

Payment of dividends to mandated accounts

Each dividend warrant includes a form for establishing payments of future dividends directly to the bank or building society of your choice. Shareholders are encouraged to use this facility. Cleared funds are provided on payment date and the associated tax voucher is sent directly to the shareholder's registered, or other previously designated, address.

Private shareholders living overseas may be able to mandate their dividends directly into a 'local' bank account in the chosen country's domestic currency under the Overseas Payment Service. Details are available via www.shareview.co.uk or the shareholder enquiries facility of Equiniti.

Annual General Meeting

The Annual General Meeting will be held at 11.00 am on Thursday 10 July 2008 at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE.

Shareholder enquiries

All administration queries concerning shareholdings should be directed to Equiniti, Aspect House, Spencer Road, Lamncing, West Sussex BN99 6DA, **Tel:** 0871 384 2112*, **Text Tel:** 0871 384 2255*, quoting Ref No 874. Callers from outside the UK should telephone +44 121 415 7592. Alternatively you can check your shareholding and find practical help on transferring your shares or updating details at **www.shareview.co.uk**. To register for this free service you will need your shareholder reference number shown on your dividend tax voucher or share certificate.

Single company ISA

For details of the Man Group plc single company ISA managed by Equiniti, please contact the **Man Group ISA Helpline** on 0871 384 2244*.

Share dealing service

Man Group has arranged for Shareview Dealing, a telephone and internet share dealing service offered by Equiniti, to be made available to UK shareholders. For telephone dealing call 0871 456 037 037* between 8.30 am and 4.30 pm Monday to Friday and for internet dealing log on to **www.shareview.co.uk/dealing**. You will need your shareholder reference number shown on your share certificate.

Multiple accounts on the shareholder register

If you have received two or more copies of this document, this means that there is more than one account in your name on the shareholder register. This may be caused by either your name or address appearing on each account in a slightly different way. For security reasons, the Registrars will not amalgamate the accounts without your written consent, so if you would like any multiple accounts combined into one account, please write to Equiniti at the address given above.

Man Group website

Shareholders are encouraged to visit our website **www.mangroupplc.com** which contains key information on the Group including announcements, presentations, news and shareholder information, including the latest Man Group plc share price.

Alternatively, contact Investor Relations via email on **investor@mangroupplc.com**.

Unsolicited mail

The Company is obliged by law to make its share register publicly available and as a consequence some shareholders may receive unsolicited mail. If you wish to limit the amount of unsolicited mail you receive, contact: The Mailing Preference Service, DMA House, 70 Margaret Street, London W1W 8SS, England. **Tel:** 020 7291 3310 or register on-line at **www.mpsonline.org.uk**. The Mailing Preference Service is an independent organisation which offers a free service to the public. Registering with them will stop most unsolicited consumer advertising material.

Warning to shareholders

Over the last year many companies have become aware that their shareholders have received unsolicited phone calls or correspondence concerning investment matters which imply a connection to the company concerned. These are typically from overseas based 'brokers' who target UK shareholders offering to sell them what often turn out to be worthless or high risk shares in US or UK investments.

Results and dates for the 2008 final dividend

Results announced	
Interim	November
Final	May
Annual Report issued	June
Annual General Meeting	July
Dividends	
Interim paid	December
Final paid	July/August

Dates for the 2008 final dividend	
AGM	10 July 2008
Ex dividend date	16 July 2008
Record date	18 July 2008
Payment date/CREST accounts credited	12 August 2008
DRIP Certificates recieved/CREST accounts credited	18 August 2008

For historical dividend details please visit the Man Group website under 'Shareholder Information'.

The Group offers a Dividend Reinvestment Plan ('DRIP') for shareholders wishing to buy shares with their cash dividend. The final election date for joining or leaving the DRIP in relation to the 2008 final dividend is 3.00 pm on 18 July 2008. Instructions received after this date will be applied to the next dividend. Any queries on the DRIP should be addressed in the first instance to the dedicated Equiniti helpline on 0871 384 2268*, including requests for copies of the DRIP terms and conditions and DRIP Mandate. Alternatively, copies may be downloaded from the Man Group web site in the 'Dividends' section of 'Shareholder Information'.

They can be very persistent and extremely persuasive and a 2006 survey by the Financial Services Authority (FSA) has reported that the average amount lost by investors is around £20,000. It is not just the novice investor that has been duped in this way; many of the victims had been successfully investing for several years. Shareholders are advised to be very wary of any unsolicited advice, offers to buy shares at a discount or offers of free reports on the company.

If you receive any unsolicited investment advice:

- Make sure you get the correct name of the person and organisation and make a record of any other information they give you, e.g. telephone number, address etc
- Check that they are properly authorised by the FSA before getting involved. You can check at **www.fsa.gov.uk/register**.
- The FSA also maintains on its website a list of unauthorised overseas firms who are targeting, or have targeted, UK investors and any approach from such organisations should be reported to the FSA so that this list can be kept up-to-date and any other appropriate action can be considered. If you deal with an unauthorised firm, you would not be eligible to receive payment under the Financial Services Compensation Scheme. The FSA can, preferably, be contacted by completing an online form at **www.fsa.gov.uk/pages/doing/regulated/law/alerts/overseas.shtml** or, if you do not have access to the internet, on 0845 606 1234.
- Inform our Registrars on 0871 384 2112*. They are not able to investigate such incidents themselves but will record the details and pass them on to Man Group plc and liaise with the FSA.

Details of any sharedealing facilities that the Company endorses will be included in Company mailings.

More detailed information on this or similar activity can be found on the FSA website **www.moneymadeclear.fsa.gov.uk**.

Corporate Advisors

Auditors
PricewaterhouseCoopers LLP
Hays Galleria
1 Hays Lane
London SE1 2RD
Telephone: 020 7853 5000

Company Information

Registered Office
Sugar Quay
Lower Thames Street
London EC3R 6DU
Telephone: 020 7144 1000
Fax: 020 7144 1923
Registered number: 2921462

Registrar
Equiniti
Aspect House
Spencer Road
Lancing
West Sussex BN99 6DA
Telephone: 0871 384 2112*

*Calls to 0871 numbers are charged at 8p per minute from a BT landline, other telephone providers' costs may vary.

Design and production

Design and production by The Smiths Partnership LLP.
Creative ideas with kind permission of Emperor Design.
Printed by Royle Print, a carbon neutral printing company.
Photography by Caroline Irby.
This report is printed on paper consisting of up to 50% recycled fibre. The virgin paper is made from Elementally Chlorine Free (ECF) wood pulp and is PEFC Certified with independent assurance that the paper is sourced from well managed, sustainable forests.

The Man Group plc Charitable Trust

Charitable Trust team



Group charitable donations


$12m*

- 35.00% Young People
- 12.00% Literacy
- 16.50% Vulnerable
- 12.40% International
- 16.00% Other
- 8.10% Employee related

*Group charitable donations in 2007

Andrew Scott



Andrew was previously the head of Man's Molasses, Alcohol & Shipping division in the 1990s. He is a trustee of Every Child a Chance Trust and also on ELBA London Legacy 2020 board.

In 2007/08 the Group paid out $11 million to 150 charities selected by the Trustees of the Man Group plc Charitable Trust (The Trust) and $1 million through overseas offices. There were a wide range of charities supported with a particular emphasis on helping disadvantaged young people through, amongst other things, education and access to sport and the arts. Trustees continued to find charities which support literacy, the vulnerable and support for disasters, primarily through Merlin, a specialist medical, humanitarian aid organisation. Increased amounts were given to international charities and a new allocation to charities trying to help the environment. Once again the Trustees committed to an annual charity in the UK, Teenage Cancer Trust. The Trustees also continued to support staff by matching their donations to GAYE accounts and matching their individual fundraising efforts for a wide variety of causes.

Our new Annual Charity for 2008/09 is the Anthony Nolan Trust, and we look forward to working with them in a practical way through our volunteering and fundraising activities.

In 2008/09 the Group will contribute $26 million to charities, the majority of which will be donated through the Man Group plc Charitable Trust. This will enable us to broaden our geographic spread, and provide opportunities for our larger overseas offices to give more, and to provide a cushion for our multi-year commitments.

The house of Man: a 225 year track record

1783
James Man founds sugar cooperage and brokerage at 23 Harp Lane in the City of London.
Britain recognises the independence of the United States with the Treaty of Paris.

1784
Man wins exclusive contract to supply rum to the Royal Navy (a franchise the firm retained until 1970).



1802



Opening of West India Docks in London, the first modern dock in Britain.

1810
Man moves to Mincing Lane, the hub of commodities trading in the City of London.

1859



Two major steps to speed up communications, which will influence the commodities trade: work begins on the Suez Canal and Baron Reuter uses the telegraph to transmit commodity prices.

1869
Company name becomes E.D.&F. Man and remains as such until 2000.

1914
Outbreak of World War I: activities of the London sugar market are curtailed.

Principal Offices

www.mangroupplc.com 



London
Man Group plc
Sugar Quay
Lower Thames Street
London EC3R 6DU
United Kingdom
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923

London
Man Investments Ltd
Centennium House
100 Lower Thames Street
London EC3R 6DL
United Kingdom
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923

Bahamas
RMF Investment Management –
Nassau Branch
One Montague Place
Penthouse 4th Floor
East Bay
Nassau
The Bahamas
Tel +1 242 394 9251
Fax +1 242 394 9252

Chicago
Glenwood
123 North Wacker Drive
Suite 2800
Chicago IL 60606-1743
USA
Tel +1 312 881 6800
Fax +1 312 881 6700

Dubai
Man Investments Middle East Ltd
5th Floor, West Wing
The Gate
Dubai International Financial Centre
PO Box 73221
Dubai
United Arab Emirates
Tel +971 4 3604999
Fax +971 4 3604900

Dublin
Man Corporate Services (Ireland) Ltd
Harcourt Building
Harcourt Street
Dublin 2
Ireland
Tel +353 1 647 0000
Fax +353 1 647 0027

Hong Kong
Man Investments (Hong Kong) Ltd
Suite 1301
Chater House
8 Connaught Road Central
Hong Kong
Tel +852 2521 2933
Fax +852 2521 8480

New York
Man Investments
1 Rockefeller Plaza
16th Floor
New York, NY 10020
USA
Tel +1 646 452 9700

Pfäffikon
RMF Investment Management
Huobstrasse 16
8808 Pfäffikon SZ
Switzerland
Tel +41 55 417 75 00
Fax +41 55 417 75 01

Pfäffikon
Man Investments AG
Huobstrasse 3 and 27
8808 Pfäffikon
Switzerland
Tel +41 55 417 60 00
Fax +41 55 417 60 01

Singapore
Man Investment (Singapore) Pte. Ltd
One George Street, #17-03
Singapore 049145
Tel +65 6845 1966
Fax +65 6845 1977

Sydney
Man Investments Australia Ltd
Level 21 Grosvenor Place
225 George Street
Sydney NSW 2000
Australia
Tel +61 2 8259 9999
Fax +61 2 9252 4453

Tokyo
Man Investments Securities Japan Ltd
Imperial Tower 16F, 1-1-1
Uchisaiwaicho, Chiyoda-ku
Tokyo 100-0011
Japan
Tel +81 3 3519 3880
Fax +81 3 3519 3890

Toronto
Man Investments Canada Corp.
70 York Street, Suite 1202
Toronto Ontario
M5J 1S9
Canada
Tel +1 416 775 3600
Fax +1 416 775 360

Man Group plc
Sugar Quay
Lower Thames Street
London EC3R 6DU
T: +44 (0)20 7144 1000
F: +44 (0)20 7144 1923





Sponsorship

8


ManGroup plc

9



10


BOOKER
PRIZE
2007
BOOKER

11

8 Saracens
Man Group sponsored Saracens Rugby Football Club.

9 England Hockey
Man is sponsoring England Hockey over the next five years in the run up to 2012.

10 London Youth Rowing
London Youth Rowing (LYR) was launched in East London during 2004 with the sponsorship of Man.

11 The Man Booker Prize
The Man Booker Prize 2007 was awarded to Anne Enright for The Gathering. The prize was presented to Anne by Peter Clarke at the Guildhall on the 16 October.

The judging panel for the 2008 prize consists of Chair, Michael Portillo, former MP and Cabinet Minister; Alex Clark, literary journalist; Louise Doughty, novelist; James Heneage, founder of Ottakar's bookshops and Hardeep Singh Kohli, TV and radio broadcaster.

THE Man BOOKER PRIZE 2007

2008 sees the 40th anniversary of the Booker Prize (now the Man Booker Prize) for Fiction. To mark the occasion, a range of events and initiatives are planned throughout the year including a campaign to involve the reading public who will be asked to vote for the Best of the Booker Prize, to be awarded in July 2008.

In June the Institute of Contemporary Arts will present a season of films – The Booker at the Movies – featuring films from Booker prize winning books and authors.

In September, the V&A Museum is to host an exhibition telling the visual story of the prize over the years.

The British Council is working towards the creation of an online collection of contemporary British literature and is in negotiation with publishers to include former winners of the Booker Prize and Man Booker Prize as e-books.

The judging panel of the Man Booker International Prize for 2009 was announced in March. Chaired by writer Jane Smiley, this eminent international panel includes writer, academic and musician, Amit Chaudhuri, and writer, film script writer, and essayist, Andrey Kurkov.

1994 — Man lists on the London Stock Exchange, with funds under management of $1 billion.

1998 — Russian financial crisis and collapse of LTCM.

2000 — With the demerger of the commodities business, the Company's name changes to Man Group plc.

2001 — Man Group plc enters the FTSE 100 with funds under management of $10 billion.

2002 — Man acquires RMF.

2007 — Man divests its brokerage business to focus as a manager of alternative investments. 10,000 hedge funds with funds under management of $1.9 trillion.

2008 — Man's funds under management reach $75 billion.

Principal Offices

www.mangroupplc.com 



London
Man Group plc
Sugar Quay
Lower Thames Street
London EC3R 6DU
United Kingdom
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923

London
Man Investments Ltd
Centennium House
100 Lower Thames Street
London EC3R 6DL
United Kingdom
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923

Bahamas
RMF Investment Management –
Nassau Branch
One Montague Place
Penthouse 4th Floor
East Bay
Nassau
The Bahamas
Tel +1 242 394 9251
Fax +1 242 394 9252

Chicago
Glenwood
123 North Wacker Drive
Suite 2800
Chicago IL 60606-1743
USA
Tel +1 312 881 6800
Fax +1 312 881 6700

Dubai
Man Investments Middle East Ltd
5th Floor, West Wing
The Gate
Dubai International Financial Centre
PO Box 73221
Dubai
United Arab Emirates
Tel +971 4 3604999
Fax +971 4 3604900

Dublin
Man Corporate Services (Ireland) Ltd
Harcourt Building
Harcourt Street
Dublin 2
Ireland
Tel +353 1 647 0000
Fax +353 1 647 0027

Hong Kong
Man Investments (Hong Kong) Ltd
Suite 1301
Chater House
8 Connaught Road Central
Hong Kong
Tel +852 2521 2933
Fax +852 2521 8480

New York
Man Investments
1 Rockefeller Plaza
16th Floor
New York, NY 10020
USA
Tel +1 646 452 9700

Pfäffikon
RMF Investment Management
Huobstrasse 16
8808 Pfäffikon SZ
Switzerland
Tel +41 55 417 75 00
Fax +41 55 417 75 01

Pfäffikon
Man Investments AG
Huobstrasse 3 and 27
8808 Pfäffikon
Switzerland
Tel +41 55 417 60 00
Fax +41 55 417 60 01

Singapore
Man Investment (Singapore) Pte. Ltd
One George Street, #17-03
Singapore 049145
Tel +65 6845 1966
Fax +65 6845 1977

Sydney
Man Investments Australia Ltd
Level 21 Grosvenor Place
225 George Street
Sydney NSW 2000
Australia
Tel +61 2 8259 9999
Fax +61 2 9252 4453

Tokyo
Man Investments Securities Japan Ltd
Imperial Tower 16F, 1-1-1
Uchisaiwaicho, Chiyoda-ku
Tokyo 100-0011
Japan
Tel +81 3 3519 3880
Fax +81 3 3519 3890

Toronto
Man Investments Canada Corp.
70 York Street, Suite 1202
Toronto Ontario
M5J 1S9
Canada
Tel +1 416 775 3600
Fax +1 416 775 360


TEENAGE CANCER TRUST

1



2



3



4


THE PRINCE'S CHARITIES

5



6



7

1 **Teenage Cancer Trust – Annual Charity**
Teenage Cancer Trust, which is devoted to improving the lives of teenagers and young adults with cancer, received a donation from the Trust as Man's London Annual Charity for 2007/8. In addition, employees took part in various volunteering and fundraising activities throughout the year.

2 **Merlin**
The Trust donated to Merlin towards the Darfur region humanitarian response and towards emergency support for people displaced by the crisis in Kenya.

3 **Co-ordinated Action Against Domestic Abuse**
The Trust made a three year commitment to support CAADA in creating and evaluating a best practice model to deal with domestic violence.

4 **Every Child a Reader and Every Child Counts**
In addition to the £1 million pledged over three years to the Every Child a Reader reading recovery programme last year, the Trust committed a further £1 million over the next three years to Every Child Counts, an initiative which aims to develop and evaluate a national numeracy intervention programme.

5 **The Prince's Rainforests Project**
The Prince's Rainforests Project was set up in 2007 by HRH The Prince of Wales to find practical solutions to slow tropical deforestation and climate change.

6 **Dyslexia Action**
The Trust made a three year commitment to Dyslexia Action towards the Partnership for Literacy programme, which helps to identify and support dyslexia in children in primary school.

7 **Book Aid International**
We supported Book Aid International which promotes literacy in developing countries, creating reading and learning opportunities to help disadvantaged people realise their potential and escape poverty.

1949
A.W. Jones established in the US what is regarded as the first hedge fund.

1957
London Futures Market reopens: London becomes the world price-making centre for the sugar trade.

1972
Man sets up its first fully staffed overseas operations, a JV in New York and an office in Hong Kong.

1973
Chicago Board of Trade introduces the first financial futures contract.

1977
Man moves to its current headquarters in Sugar Quay, close to its previous offices in Harp Lane and Mincing Lane.

1983
Man celebrates its 200th anniversary and moves into investment products.

1986
Big Bang takes place in London with the deregulation of financial markets.

1987
Glenwood and AHL founded.

Man Group plc
Sugar Quay
Lower Thames Street
London EC3R 6DU
T: +44 (0)20 7144 1000
F: +44 (0)20 7144 1923

www.mangroupplc.com

Man Group plc
Sugar Quay
Lower Thames Street
London EC3R 6DU
T: +44 (0)20 7144 1000
F: +44 (0)20 7144 1923

END